14

Follow-Up Materials

06012562

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lanxess

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON FINANCIAL

FILE NO. 82- 34846 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/17/06



ANNUAL REPORT 2005
WORKING FOR LANXESS



LANXESS
LANXESS

LANXESS

Chemical Intermediates

Market position

With many years of expertise, successful brands and its unique *aromatics network*, LANXESS's *Chemical Intermediates segment* is among the world's leading suppliers of basic chemicals, fine chemicals and inorganic pigments. It has particularly strong positions in iron oxide and chrome oxide pigments. Our strong market position is founded on years of expertise, successful brands and our unique "aromatics network."

Business Units

Basic Chemicals
Fine Chemicals
Inorganic Pigments

Objectives for 2006

Our most important goal is to consolidate our strong market positions, particularly in the face of increased competition from Asia, through selective expansion. The Fine Chemicals business unit will reposition itself under the name Saltigo as an independent and efficient service provider in the custom manufacturing business.

Performance Chemicals

Market position

LANXESS's Performance Chemicals segment combines all the *Group's application-oriented activities in the field of specialty* chemicals. With strong brands, we rank among the world's leading producers. Our major strengths include a global sales and service network, outstanding product quality and high innovative capability.

Business Units

Material Protection Products
Functional Chemicals
Leather
Textile Processing Chemicals
Paper*
RheinChemie
Rubber Chemicals
Ion Exchange Resins

Objectives for 2006

We intend to further expand our leading positions, particularly in high-growth markets. With our innovative portfolio and high technological expertise, we plan to continue contributing significantly to the value created by our customers' processes and products.

* divested effective March 31, 2006

Employees by Region

in %



10.3
18.0
51.5
20.2

- Germany (9,410*)
- Americas (3,694*)
- EMEA excluding Germany (3,290*)
- Asia-Pacific (1,888*)

* number of employees as of December 31, 2005

Sales by Segment

in %



3.1
23.5
27.6
24.3
21.5

- Performance Rubber
- Engineering Plastics
- Chemical Intermediates
- Performance Chemicals
- Reconciliation

Chemical Intermediates	2004	2005	Change
€ million			in %
Sales	1,487	1,535	3.2
Shares of Group sales	22.0%	21.5%	
EBITDA*	202	211	4.5
EBITDA margin*	13.6%	13.7%	
Capital expenditures	89	59	(33.7)
Employees	3,819	3,353	(12.2)

* pre exceptionals

Performance Chemicals	2004	2005	Change
€ million			in %
Sales	1,910	1,977	3.5
Shares of Group sales	28.2%	27.6%	
EBITDA*	152	212	39.5
EBITDA margin*	8.0%	10.7%	
Capital expenditures	57	61	7.0
Employees	5,140	4,743	(7.7)

* pre exceptionals

Performance Rubber

Market position

Our Performance Rubber segment brings together all the activities of the LANXESS Group in the field of rubber production. We are global technology leaders in this field, offering a broad and innovative portfolio of products that hold leading positions on the international market. For example, LANXESS is among the world's largest manufacturers of butyl and polybutadiene rubber, used mainly for the production of car and truck tires.

Business Units

Butyl Rubber
Polybutadiene Rubber
Technical Rubber Products

Objectives for 2006

By concentrating on world-scale production plants and growth in high-performance products, we plan to maintain our position as one of the world's leading rubber producers.

Engineering Plastics

Market position

The Engineering Plastics segment makes LANXESS one of the world's leading players in the field of polymers. Principal applications for these materials are in household goods, automotive engineering, electronics and electrical engineering, and medical equipment. We serve major international companies with which we have long-term contracts. Among our greatest assets are our proximity to customers and our wealth of technical expertise.

Business Units

Styrenic Resins
Semi-Crystalline Products
Fibers*

Objectives for 2006

Our primary goal is to successfully address our unsatisfactory profitability by means of cost containment and efficiency improvement programs. We plan to reduce complexity and optimize our product mix so that we can defend our strong market positions. We have identified particularly good opportunities for growth in Asia.

* divested effective February 28, 2006

Group indicators

Sales by Region

in %


16.6
34.9
21.5
27.0

O EMEA (excluding Germany)
O Americas
● Germany
O Asia-Pacific

Noncurrent Assets by Region

in %


4.9
23.7
47.1
24.3

● Germany
O Americas
O EMEA (excluding Germany)
O Asia-Pacific

Performance Rubber	2004	2005	Change
€ million			in %
Sales	1,431	1,678	17.3
Shares of Group sales	21.1%	23.5%	
EBITDA*	123	214	74.0
EBITDA margin*	8.6%	12.8%	
Capital expenditures	76	75	(1.3)
Employees	3,163	3,119	(1.4)

* *pre exceptionals*

Engineering Plastics	2004	2005	Change
€ million			in %
Sales	1,722	1,737	0.9
Shares of Group sales	25.4%	24.3%	
EBITDA*	49	66	34.7
EBITDA margin*	2.8%	3.8%	
Capital expenditures	45	45	0.0
Employees	3,652	3,479	(4.7)

* *pre exceptionals*

Key Data	2004*	2005	Change
€ million			in %
Sales	6,773	7,150	5.6
EBITDA pre exceptionals	447	581	30.0
EBITDA margin pre exceptionals	6.6%	8.1%	
EBITDA	387	341	(11.9)
Operating result (EBIT) pre exceptionals	158	332	110.1
Operating result (EBIT)	59	28	(52.5)
Net loss	(12)	(63)	> 200%
Earnings per share (€)	(0,16)	(0.75)	> 200%
ROCE	5.4%	12.9%	
Cash flow from operating activities	311	624	> 200%
Depreciation and amortization	328	313	(4.6)
Capital expenditures	279	251	(10.0)
Total assets	4,577	4,341	(5.2)
Stockholders' equity (including minority interest)	1,365	1,256	(8.0)
Equity ratio	29.8%	28.9%	
Pension provisions	418	497	18.9
Net financial liabilities	1,135	680	(40.1)
Employees (as of December 31)	19,659	18,282	

* based on Combined Financial Statements

This annual report contains forward-looking statements based on current assumptions and forecasts made by LANXESS AG management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Striving for progress is our mission.
We firmly believe that bold changes need to be made in the chemical industry. LANXESS intends to be among the companies driving those changes. Three characteristic qualities should support our endeavors:

LANXESS has the skills
Dependable expertise in the field of chemicals.

LANXESS has the courage
Commitment, foresight, entrepreneurial drive, and ambitious but realistic corporate objectives.

LANXESS has the spirit
The willingness and ability to make changes wherever our markets demand them.

CONTENTS













Our employees embody these qualities and fill them with meaning – even in difficult times. It was thanks to their commitment that, in our first year of independence, we made substantial progress toward becoming a viable chemicals enterprise that is equipped for the future. Let our employees accompany you through this report and help you get to know LANXESS a little better.








EVENTFUL

Ladies and Gentlemen,

The LANXESS chemicals group has successfully completed its first year as a legally and economically independent enterprise. One proof of this is that all our key performance indicators improved substantially. Here, of course, we benefited from the favorable overall economy, increasing sales by 5.6 percent to €7.15 billion.

We are especially pleased that we were able to achieve this sales growth even though our 2004 figures already set the baseline very high, and even though we held firm throughout to our "price before volume" strategy. Our customers are willing to pay a fair price for high-quality products and good service. That's also why – in most cases – we were able to pass on our substantially

YEAR

higher energy and raw material costs to the market. The steps we took to cut costs throughout the Group also had a positive impact on our business performance.

EBITDA pre exceptionals grew 30 percent to €581 million, compared to €447 million in 2004. Thus we more than met the target we announced last May – which was to boost this key performance indicator by more than 10 percent. Our EBITDA margin pre exceptionals came to 8.1 percent, compared to 6.6 percent for 2004. And our operating result pre exceptionals also advanced in 2005 – by a substantial 110 percent – to €332 million.

At LANXESS, 2005 was not only a successful year, but one full of major events. You will surely still recall January 31, 2005 – the day our stock was first listed on the Frankfurt Stock Exchange. Its price has risen steadily ever since – by more than 70 percent as of year end – making LANXESS one of Germany's most successful stock-market entries last year.

We take the performance of our stock as a clear sign that you and the market have confidence in our company. It has become acknowledged as a remunerative investment – as the changes in our stockholder structure also show. Since last fall we have noticed a growing interest in LANXESS stock among traditional institutional investors with a long-term orientation.

Other important events whose positive outcome likewise demonstrated the financial markets' confidence in our company were last summer's conversion of the mandatory convertible bond issued to Bayer AG, and the launch of our Euro Benchmark Bond. Last fall we announced the successful refinancing of our credit line.

To put LANXESS on the road to international competitiveness, we made some fundamental strategic choices just a few weeks after our successful stock-market listing. The restructuring measures that we initiated served to reemphasize our repeated message that for the time being LANXESS is not a growth story, but a restructuring project.

The most urgent priorities in this respect were the Styrenic Resins and Fine Chemicals business units. In both cases we first developed comprehensive – and, indeed, pioneering – packages of restructuring and realignment measures, focusing on our sites at Leverkusen and Dormagen in Germany, and Tarragona in Spain.

We subsequently initiated a second restructuring program, adopting a number of measures to eliminate structural weaknesses, especially in the Inorganic Pigments, Leather, RheinChemie, Technical Rubber Products and Textile Processing Chemicals business units. The package includes closing smaller sites and consolidating some others that are no longer profitable, mainly in Europe and the United States. Unfortunately, both programs made job cuts inevitable. But we were able to carry these out in a socially responsible, constructive manner, in close consultation with the employee representatives.

Another cornerstone of our strategy is to step away from lines of business that are unlikely to meet our expectations in terms of performance, profitability and market opportunity within the foreseeable future. These we will either place into partnerships or divest entirely.

We made a successful start on three such initiatives to optimize our portfolio in 2005:
- The sale of the Dorlastan fibers business to Japan's Asahi Kasei Fibers Group.
- The divestment of our paper chemicals business to Finland's Kemira Group.
- And we sold iSL Chemie, which belonged to our RheinChemie subsidiary and is well positioned with innovative products, to Switzerland's Berlac AG.

But these divestments do not yet conclude the streamlining of our portfolio. On the contrary, this remains our top priority. Portfolio optimization is an ongoing mission, and of course also includes making selective acquisitions to round out our core businesses. But our strategy precludes giving serious consideration to acquisitions until we have made a success of our most urgent restructuring projects.

The goals of every step we have already taken or will take in the future are sustained value creation and international competitiveness. But we have never considered a transfer of jobs, production facilities or capital expenditures abroad to be an end in itself. All levels of LANXESS management have set out to prove that it is still possible to manage chemical operations profitably – even in Germany. And the restructuring and portfolio measures already accomplished justify our confidence. Unfortunately, as we have made clear from the outset, some job losses have been and will be inevitable.

We remain committed to our 2006 target of substantially improving the EBITDA margin pre exceptionals compared with 2005, to between 9 and 10 percent based on the 2004 sales level. That would be a substantial increase from 2005. But our projections are supported by the expectation that this year at least, and probably also in 2007, we will again benefit from a positive economic environment.

Additionally, the restructuring programs that we have initiated will have more and more influence on the bottom line. Naturally, changes in the prices of raw materials and energy will be a risk factor. We expect them to remain high and very volatile.

As already announced, we will have to embark on additional restructuring in 2006 – especially since our competitive position remained essentially unchanged last year despite the encouraging improvement in profitability. Our competitors, too, have made the most of the favorable business environment, and further action on our part is unavoidable if we are to close the gap. For that reason, we recently announced that we will close the Styrenic Resins site in Brazil. Other measures to sharpen the competitiveness of the Styrenic Resins business unit will take place mainly in North America.

We continue to systematically pursue our declared strategy, with its four consequential and mutually supportive elements:

- Short-term measures to quickly improve performance
- The targeted restructuring of low-margin or loss-making lines of business
- Active portfolio management
- Exploring opportunities for strengthening the company through selective acquisitions

Another important ongoing mission is to internationalize our business. LANXESS is aligned like the needle of a compass: it points in the direction where the attraction – meaning the potential for profitable growth – is strongest. And at the moment, that is in China. Unlike Germany, other European countries or the United States, for example, China can be expected to enjoy high growth rates going forward.

We are planning our projects in China with a keen eye to scope and proportion – for example, by cooperating with local partners that are a good fit for us. Our goal is to tap new markets or to expand market position without having to make major investments. And let it be clear that our sights are set solely on profitable growth.

In January 2005 we embarked on a difficult journey, motivated above all by the desire to prove that we can overcome the challenges facing us. True to our motto of "Energizing Chemistry," we applied all our strength and efforts toward ensuring LANXESS's viability for the future.

And we showed that commodity chemicals production can still hold its own in Germany, even in a globalized business environment. We believe we can continue to demonstrate this. Our goal is nothing less than success. And success is the standard by which you, our stockholders, will judge us – as will our customers, suppliers and employees.

On behalf of the entire Management Board, I want to thank all LANXESS employees around the world for their hard work and dedication during the past year. Their commitment is the driving force for our success. It manifests the potential inherent in our company – potential that we will continue to exploit and to develop.

And I want to thank you, our stockholders, for the confidence that you have shown in LANXESS management over the past year. Many of you have been stockholders since day one. You have stayed loyal to us, even though we explained from the outset that the path ahead would not be easy. We will do everything we can to justify your continued confidence in us. Our achievements to date serve as an encouragement and an incentive to pursue our objectives with even greater vigor.

Yours sincerely,




CURRIC
A

Dr. Martin Wienkenhöver

Member of the Management Board, Industrial Relations Director
Martin Wienkenhöver, born on August 1, 1956 in Tecklenburg, studied chemistry at Münster University. He started his career in the Dyestuffs Division of Bayer AG in 1985. After holding various positions with Bayer in Germany and abroad, Wienkenhöver became General Manager of the Basic and Fine Chemicals Business Group in 1999. He was appointed a member of the Management Board of LANXESS AG in September 2004. Martin Wienkenhöver is married with four children.

Dr. Axel Claus Heitmann

Chairman of the Management Board
Axel Heitmann was born in Hamburg on October 2, 1959. After graduating in chemistry from Hamburg University and Southampton University, U.K., and obtaining his Ph.D., Heitmann joined Bayer AG in 1989. Following a succession of international assignments for Bayer, he was appointed Chairman of the LANXESS AG Management Board in September 2004. Axel Heitmann is married with two children.



VITAE

Matthias Zachert

Chief Financial Officer

Matthias Zachert was born in Bonn on November 8, 1967. After completing a commercial apprenticeship in industry, he studied business administration, spending periods abroad in the United States and France. After that he held a number of senior positions with Hoechst and Aventis, where in 2000 he was appointed CFO of the International Region of Aventis Pharma. In 2002 Zachert joined Kamps as Financial Director. He was appointed Chief Financial Officer of LANXESS AG in September 2004.

Dr. Ulrich Koemm

Member of the Management Board

Ulrich Koemm was born in Munich on October 20, 1950. After graduating in chemistry and obtaining his Ph.D. from Munich Technical University, he first worked as a scientific assistant at Kaiserslautern University. In 1980 Koemm joined Bayer AG, where he last served as General Manager of the Coatings and Colorants Business Group. He was appointed to the LANXESS AG Management Board in September 2004. Ulrich Koemm is married with four children.

We achieved a great deal in 2005 and continue to drive the business forward.

February 14
Constituent meeting of the Supervisory Board

June 3
Restructuring: first phase announced

June 6
€200 million mandatory convertible bond repurchased


2005
LANXESS
Börsengang
LANXES

January | February | March | April | May | June

January 31
Stock exchange listing

May 31
Moody's gives LANXESS a Baa3 investment grade rating

June 16
Annual Stockholders' Meeting

June 20
LANXESS stock included in the selective index MDAX

June 21
€500 million Euro Benchmark Bond issued

2005


朗盛 185
LANXESS

July | August | September | October | November | December

July 20
Conversion of the mandatory convertible bond and increase in the capital stock

August 25
Restructuring: second phase announced

December 2
iSL business (part of the RheinChemie business unit) is divested

December 20
Agreement signed to sell the Paper business unit to Kemira Oyj

December 22
Agreement signed

In our first Annual Report last year, we explained that we were setting off on an important journey full of challenges and decisions. The spin-off of LANXESS from the Bayer Group created a leading chemicals group almost overnight, with production facilities and agencies throughout the world. Nevertheless, there was – and still is – a good deal to be done before we can become as profitable as our competitors.

Success driven by a clear focus That is why our strategy program comprises four interrelated phases. These were described in detail in last year's Annual Report. This year we can report on specific actions and achievements. The first three phases in this strategy program are on track. In fact, some aspects have been completed faster than anticipated.

As a reminder, here is a brief overview of the four phases in the strategy program that defines our daily work and forms the backbone of our corporate performance:

Phase one comprises short-term measures to improve operating efficiency. Phase two is targeted restructuring of unprofitable businesses. Phase three consists of active portfolio management. That means finding solutions for operations that cannot achieve a clear improvement in earnings on their own in the medium term. Possibilities here are alliances or divestments. The fourth phase comprises selective acquisitions to round out our operations.

We also aim to identify and utilize growth opportunities in profitable markets, regardless of their stage of development or the business unit involved. In our estimation these are mainly Asian markets and we do not expect that to change in the future. Another focus of our strategy therefore continues to be strengthening our presence in Asia and especially in China.

Creating Value – Step by Step


EBITDA margin target
Short-term
Medium-term
Long-term
Portfolio
Costs
4 Acquisitions
will be considered once performance has been substantially improved and ongoing measures implemented.
3 Portfolio adjustments
boost liquidity in two ways
• through concentration on more profitable businesses
• through divestment proceeds
2 Rigorous restructuring
safeguards future liquidity flows by restoring low-earning businesses to profitability. If pre-determined performance criteria are not met, these businesses are placed into a partnership or sold.
1 Performance improvements
boost operational efficiency to directly create liquidity.
Constant goal: selective organic growth in profitable markets

CREATING

Our strategy program is characterized by the following activities.

① Enhancing performance

The first phase of our strategy program comprises a review of all business activities – without any exceptions. As announced, we have initiated measures to reduce costs and raise efficiency. The goal is to improve our operating performance in the long term and thus enhance our competitiveness.

The basis was an analysis of all areas of the company from production and plant maintenance through logistics and other services, marketing, sales and applications technology to support units. This revealed that the situation was unsatisfactory in over two thirds of our activities. In fact, only 30 percent of sales generated an EBITDA margin pre exceptionals of more than 10 percent.

In response to that, we introduced our "price before volume" strategy, which we continue to apply rigorously. This means that in certain areas we deliberately refrain from accepting low-margin business if that improves our earnings position. This approach is gradually raising profitability. We see our success in achieving timely price increases in the market as evidence of the excellent quality of our products.

Our policy of optimizing our product and customer mix is geared to achieving similar objectives. We analyze the services required by specific customers and tailor our offer accordingly. The complexity of our product portfolio is being scaled back systematically. A case in point is the Lustran® product range marketed by the Styrenic Resins business unit.

Many of our endeavors to enhance performance are supported by the Operational Excellence (OpEx) initiative introduced by the Board of Management to improve production and technology workflows and establish best practices. OpEx thus continues to be an integral part of change management at LANXESS and provides valuable assistance to managers and employees in breaking down old structures and developing a new business-oriented mindset and patterns of behavior.

A good deal has been achieved in the short time since the formation of LANXESS. We have identified, analyzed and tackled many problem areas. Continuous appraisal of all processes and costs will remain a central element of LANXESS's corporate culture in the long term.

Focused restructuring

The second stage of our strategy is already being implemented. We are looking for solutions for individual product lines which will not be able to achieve the desired level of profitability in the long term, even after completion of the present short-term action to enhance performance. Theoretically, there are three options for every low-earning business entity: internal measures to restore their profitability, transfer to a new partnership or shutdown.

An initial set of restructuring measures was therefore adopted at the start of June 2005. This has entailed restructuring of the Group's two main loss-makers: Styrenic Resins and Fine Chemicals. It is already clear that the solutions we have chosen are viable and we are making headway faster than expected.

The Fine Chemicals operations are to be transferred to Saltigo, a separate legal entity that will operate as a mid-sized enterprise within the LANXESS Group from the second quarter of 2006. Endowed with a new structure and business model, this company will develop, manufacture and market customized solutions for the pharmaceutical, agrochemical and specialty chemical sectors. Saltigo will rank among the world's largest suppliers to these sectors from day one.

The restructuring of the Styrenics business started with a fundamental analysis of the two European production bases, Tarragona in Spain and Dormagen in Germany. This identified considerable savings potential at both sites. They are currently being realigned.

These restructuring activities will leverage annual savings potential of around €100 million for the LANXESS Group from 2008. Regrettably, that cannot be achieved without shedding jobs. However, the severance packages have been accepted more readily than we had anticipated and we managed to achieve 350 job cuts by the end of 2005, considerably more than the 200 originally planned.

The first restructuring program is backed up by a solidarity agreement adopted by our German employees in July 2005. This includes a reduction in working hours with a corresponding reduction in pay for non-managerial employees and a cut in bonus payments at all levels, including for members of the Management Board. This has enabled us to limit the headcount reduction to 960, comprising 500 jobs in the Fine Chemicals business unit, 300 in the Styrenic Resins business unit and 160 in internal job pools.

At the end of August 2005 we introduced a second package of restructuring measures which are expected to generate annual savings of around €60 million from 2008. These focus on shutting down smaller sites and consolidating unprofitable ones, mainly in Europe and the United States. Some 450 jobs will be affected, spread among the Inorganic Pigments, Leather, RheinChemie, Technical Rubber Products and Textile Processing Chemicals business units.



These restructuring activities target the following sites and operations:

- Inorganic Pigments: In 2007 we will be shutting down the facility at New Martinsville, West Virginia, U.S. where we currently manufacture yellow pigments.
- Leather: Measures have been introduced worldwide to raise the efficiency of production and administration.
- RheinChemie: In 2006 we will be shutting down the facility at Trenton, New Jersey, U.S. and relocating production to Chardon, Ohio, U.S.
- In the Technical Rubber Products business unit, production and sales in the nitrile-butadiene rubber division are being put on a sounder footing. The main focus is on the production site at La Wantzenau in France.
- Textile Processing Chemicals: Production at the facility in Wellford, South Carolina, U.S. will cease in 2006.

Together, these two restructuring packages will enable us to save costs of €160 million from 2008. We already achieved a reduction in fixed costs in 2005. Moreover, this has been achieved faster than we had planned.

Further restructuring is geared to streamlining our operations in Brazil. In September 2005, Inorganic Pigments' production capacity was consolidated in Porto Feliz. At the same time, a leaner administrative structure was introduced in São Paulo. Styrenic Resins' production plant in Camaçari will be closed down in the third quarter of this year at the latest. Only the marketing department will continue to operate from a base in Brazil. Other measures are currently being planned, especially for the Styrenic Resins operations in North America. For example, we will be relocating the sales and marketing organization for the North American Styrenics business from Pittsburgh, Pennsylvania, to Addyston, Ohio.

The measures for Brazil, which involve shedding about 80 jobs, should reduce our cost base by around €3 million p.a. from 2007. The one-time expenses, which will mainly be incurred in the current fiscal year, will come to around €5 million.

	Restructuring package I	Restructuring package II
Business unit focus	**Fine Chemicals, Styrenic Resins, internal pools**	**Inorganic Pigments, Leather, RheinChemie, Technical Rubber Products, Textile Processing Chemicals**
One-time costs	€150 million	€100 million
Annual cost savings from 2008	€100 million	€60 million
Annual EBITDA improvement from 2008	€70 million	€50 million
Positions to be eliminated	960	450

3 Portfolio optimization

The restructuring of the LANXESS Group is proceeding at a dynamic rate. Evidence includes the fact that we have already started on the third phase of our strategy program: optimizing our portfolio. We had announced that our focus on sustained profitable businesses included looking for partners or divesting those business units that strategically could not achieve or maintain in the long term the required level of profitability on their own.

In 2005 we therefore made three portfolio adjustments: We divested the Dorlastan fibers business, iSL-Chemie (part of RheinChemie) and the Paper business unit to strategic buyers. We expect all of these operations to have better opportunities for development in the new ownership constellation.

LANXESS's first divestment was the sale of the Dorlastan business to Asahi Kasei Fibers (AKF) of Japan in December 2005. Alongside commercial criteria, this decision was based on the prospect of securing the long-term future of the sites in Dormagen, Germany, and Bushy Park, South Carolina, U.S. and saving as many jobs as possible. In the spring, LANXESS carved out the monofils activities to restructure the fibers business in preparation for a possible sale. We have found what we believe to be by far the best and most sustainable solution for the Dorlastan business. The divestment of the loss-making fibers business is cash-neutral for LANXESS.

Our second divestment was announced at the start of December 2005. Berlac AG, Sissach, Switzerland, acquired iSL-Chemie, a subsidiary of the RheinChemie business unit, for €20 million with immediate effect. We decided to divest this company because it was not part of RheinChemie's core business and the new owner could provide better support for future growth.

The third divestment was the disposal of the Paper business unit to Finland's Kemira Group, which was announced on December 20, 2005. Since the antitrust authorities approved this deal in February 2006 it is expected to be closed shortly. We started to examine the strategic options for this business unit in April 2005. Although its performance picked up recently, we feel that it has better prospects as part of a global group like Kemira in the present phase of market consolidation.

These major steps show that the third phase of our strategy program is proceeding on schedule, although it is still far from being completed. We will continue to monitor and review all operations and processes and expect to be able to report further portfolio adjustments in the 2006 fiscal year. These will help strengthen the businesses involved and make LANXESS more competitive.

4 Acquisitions

Once phases one to three have been achieved and our financial and earnings position has been placed on a sustainable basis, acquisitions will be an option. However, they are not at the moment the focus of our attention.

Growing in profitable markets As well as restructuring, we have continued to work on areas identified as profitable business opportunities with attractive growth prospects. As last year, these include the Butyl Rubber business unit, where we have earmarked capital expenditures of around €40 million to expand production capacity by 2007.

We also see growth potential in the Asian and especially the Chinese market, to which we are dedicating special attention. We have buttressed our market position there mainly through activities requiring low levels of investment, especially technology and production joint ventures.

For example, we will be the first western supplier to start up a production facility for antioxidants for rubber through our minority stake in the joint venture Anhui Tong Feng Shengda Chemical Co. Ltd. at Tongling Industrial Park.

We are also investing around €20 million in the construction of a new production facility for high-tech plastics at the Wuxi site. The first phase of this modular plant is scheduled to come on stream in spring 2006, joining two new production plants for leather chemicals which came into service in Wuxi in February. They greatly increase our production capacity and consolidate our market leadership in China.

At the start of 2005 we also signed an agreement with the Chinese company Sino Surfactant on contract manufacturing of textile processing chemicals. A large number of chemicals for the global textile industry are manufactured in Shanghai under this agreement.

The joint venture LANXESS Yaxing Chemicals (Weifang) Co., Ltd., in which LANXESS is the majority partner, will enable us to become a leading supplier on the Chinese market of hydrazine hydrate, an intermediate for the chemical, agrochemical and pharmaceutical industries.

A new production plant for polymer-bound chemicals in Qingdao doubles RheinChemie's production capacity in China.



These extensive activities in China are increasing our headcount there: at year-end 2005 LANXESS had 565 employees in China and expects to employ a further 250 in 2006, raising the average number of Chinese employees by more than 30 percent during the year.

Alongside our production activities, we have greatly increased our technical competence in China. In summer 2005 the Technical Rubber Products business unit opened a new Technology Center in Shanghai specializing in the ongoing development of technical rubber grades. This is our second major development center in the Shanghai region, complementing the R&D Center for leather products in nearby Wuxi, which is the largest of its kind in Asia.

We plan to go on driving growth in China this year.

Profitability is improving As explained, last year we took a number of decisive steps in the restructuring of the LANXESS Group to improve competitiveness. The impact is clear from our EBITDA margin pre exceptionals, which improved by 1.5 percent within a year to 8.1 percent at year-end 2005. In 2006 the EBITDA margin pre exceptionals should be 9–10 percent at Group level, based on 2004 sales. Since the economic outlook supports our business, we aim to report a further improvement in the coming years and bring profitability closer to the sector average. Consistent implementation of our strategy program will play a key role in this.


PIONEER
SPIRIT

LANXESS is a global player and a pioneer in the field of rubber. All the company's synthetic rubber activities are combined in the [illegible], which comprises three business units: Butyl Rubber, Polybutadiene Rubber and Technical Rubber Products.

The Butyl Rubber business unit holds a leading position in the world butyl rubber market, its air-impermeable material being used primarily in the tire and rubber industries. The Polybutadiene Rubber business unit is a global leader in the production of polybutadiene and styrene-butadiene rubber. The Technical Rubber Products business unit is among the foremost suppliers of specialty elastomers and problem solutions to the world's rubber processing industry.

Highlights of 2005 in this segment included numerous product innovations, the expansion of production capacities for neodymium-catalyzed polybutadiene rubber (Nd-PBR), and the restructuring of the Technical Rubber Products business unit.

A new angle on rubber Innovation is a key growth driver for our business in markets that are developing rapidly. New and innovative products are therefore at the focus of our trade-fair exhibits and other marketing activities. In 2005, for example, we took the opportunity to demonstrate applications for our new products to the general public at many international fairs and exhibitions.

In addition to Buna® EP (ethylene-propylene-diene rubber), Perbunan®/Krynac® (nitrile rubber), and Baypren® (polychloroprene), the Technical Rubber Products business unit also offers Therban® (hydrogenated nitrile rubber) and Levapren® (ethylene-vinyl acetate rubber) for highly specialized applications in the automotive and other industries. New product developments for Therban®





and Levapren® were showcased last year at the Hanover Fair in Germany, the IRC 2005 in Maastricht, Netherlands, the European Automotive Components Expo in Stuttgart, Germany and the International Rubber Congress in Yokohama, Japan.

Also presented to the public were newly developed grades of our low-viscosity Therban® AT rubber that offer innovative benefits, especially in terms of processing properties.

In November, our experts demonstrated how our heavy-duty EVM elastomer, Levapren®, can also be used for injection molding in the sealants sector. This new product provides the sealants industry with an additional material that combines economy and extreme versatility. Conceivable fields of application in the automotive sector include seals in the engine compartment, valve stem gaskets and oil sump gaskets. The promising future of Levapren® in the sealants market is only just beginning.

Achieving the so-called "magic triangle" of wet grip, abrasion resistance and roll resistance is a key challenge for the tire industry. LANXESS has taken up this challenge and developed BUNA VSL KA 8955, a newly developed SSBR rubber for tire treads. With its outstanding property profile, this innovative new product will make an important contribution to significantly increasing the mileage and thus the service life of tires.




D 5 3 B
D 53 B
40 m³



Increase in capacity and flexibility In spring 2005, in an effort to meet the growing demand for high-performance polybutadiene rubber, we successfully concluded the first phase of our program to increase production of neodymium-catalyzed polybutadiene rubber. In this project, we modified the existing production lines so that different grades, including Nd-PBR, could be produced on the same line. The production sites have benefited directly from this upgrade and can now address the high demand for Nd-PBR with greater flexibility. Our Nd-PBR technology will be used for the production of heavy-duty tires, shoe soles and golf balls.

In December, we reported on another step towards streamlining our polybutadiene rubber production. On January 1, 2006, we consolidated our operations in Orange, Texas, from four to three production lines and thereby achieved significant cost benefits, also against the background of the particularly high energy and feedstock costs in the United States. This year conversion work will also be carried out at another production site to enable three different grades to be produced on one line.

The modernization and expansion of polychloroprene production in Dormagen is aimed at consolidating the leading global position of our Baypren® product line over the long term. A new control center for the entire complex, equipped with the latest process control systems, went into operation in December 2005. Process improvements have raised efficiency at the plant by some 20%, enabling a significant increase in production volume in 2005.





Safeguarding the future A major part of our second restructuring package in 2005 concerned the Technical Rubber Products business unit. The focus here was on the La Wantzenau production site in France. The restructuring process began in October with a program of measures involving substantial cost savings and the safeguarding of as many jobs as possible. We successfully negotiated with the French unions to achieve a socially responsible elimination of 83 positions. The cost-cutting target of €11 million from 2006 will be achieved through process optimization and a solidarity agreement.

To strengthen the applications know-how of the Technical Rubber Products business unit in the Asian Region and place it on a broad, customer-oriented footing worldwide, we have invested €5 million in a new technology center in Shanghai. This investment and the relocation of the existing technology center from Singapore to Shanghai have put LANXESS in an even better position to meet customer needs.

Last year we implemented price increases for many products, succeeding in quickly passing along the considerable increases in raw material and energy costs to our customers. In line with our "price before volume" strategy, we have further improved our product mix with the emphasis on qualitative growth in high-margin areas of the business.

MATERIAL TRENDS



LANXESS plastics are noted above all for their outstanding quality. Our portfolio comprises numerous products and innovative system solutions for customers throughout the world. We have combined these activities in our [redacted] which consists of the Styrenic Resins and Semi-Crystalline Products business units. In fiscal 2005, it also included the Fibers business unit.

The portfolio of the Semi-Crystalline Products business unit comprises polyamides, polyesters and monofilaments, while the Styrenic Resins business unit globally supplies a balanced range of ABS plastics with the emphasis on colored specialties. The Fibers business unit – divested as of February 28, 2006 – develops and manufactures high-grade branded fibers for virtually all areas of the textile industry and for technical applications.

In 2005, the Engineering Plastics segment again made the smallest contribution to the earnings of the LANXESS Group – in both relative and absolute terms. Consequently, we had no choice last year but to launch a number of restructuring measures. We also took the first step to streamline the portfolio and went ahead with the expansion of business in high-margin regions, particularly in Asia.

Styrenic Resins realigned One of the two business units targeted in our first restructuring package was Styrenic Resins, where the need for action was particularly urgent in view of continuing heavy losses.

We began by performing a detailed analysis of our two sites in Dormagen, Germany, and Tarragona, Spain, to help us reach a decision on where to reduce capacities. The outcome was that both sites will be retained, but realigned. In future, Tarragona will be the business unit's principal European site. Capacity at Dormagen will be significantly reduced, with production limited to the specialties required by our customer Bayer MaterialScience.






LANXESS
LANXESS

As a result, two thirds – or some 300 – of the jobs will be lost in Dormagen. We are nevertheless confident that the restructuring measures we have adopted will enhance the strategic position of the Styrenic Resins business unit and make it more competitive in the long term, and that we have also preserved as many jobs as possible in Germany and Spain. In this we were helped by the solidarity package agreed to by the workforce in both countries.

Further cost-saving potential was identified in the energy sector. This involves agreements with suppliers, the local purchase of raw materials, and the infrastructure. To ensure effective management of the overall business, the European Styrenic Resins management and Marketing will move from Leverkusen to Tarragona. LANXESS is initially investing some €16 million in the European restructuring program to modernize and expand capacities in Spain.

New perspectives for the fibers business We completed the first of the portfolio realignments already outlined for the Fibers business unit. As announced in the previous Annual Report, Dorlastan Fibers & Monofil GmbH first transferred its monofils business to a legally separate company, Perlon-Monofil GmbH. This was necessary because the two areas of business had no common products or customers and their markets were developing very differently. The new company was then assigned to the Semi-Crystalline Products business unit, while Dorlastan Fibers GmbH remained in the Fibers business unit.





This paved the way for new partnerships. In November, we announced the sale of the Dorlastan fibers business to the Japanese company Asahi Kasei Fibers (AKF), which has since been approved by the antitrust authorities. This represented LANXESS's first portfolio adjustment. The divestiture prevented the closure of the Dormagen site, which had been uneconomic for many years. We also reached agreement with AKF on a viable concept for the future in combination with a gradual, socially responsible program of job cuts. Of the 280 employees in Germany, 170 will transfer to AKF, and at the U.S. site in Bushy Park, South Carolina, where less restructuring is necessary, some 160 of the 190 employees will be retained. AKF plans a long-term program of investment in the latest technology to make the facilities at both sites competitive over the long term.

High-tech from Wuxi We had also announced that particularly good growth opportunities have been identified in Asia. These opportunities are being exploited. In the Semi-Crystalline Products business unit, we have invested in a new production plant for high-tech plastics in Wuxi, 120 km northwest of Shanghai. The new facility will create up to 100 new jobs.

The first phase of the Wuxi plant, which comes on stream in 2006, will have an annual capacity of some 20,000 tons of high-tech plastics. We can enlarge capacity in stages at any time if product demand increases. The market for our Pocan® and Durethan® products in China is currently growing at around 13 percent annually. The new facility continues LANXESS's strategy of sustainable profitable growth and local production.


1





Product portfolio optimized The product innovations in the Engineering Plastics segment in 2005 included Durethan® Xtreme Flow, new Pocan® grades, Lustran® Ultra, and Dorlastan® Black filament yarn. The Durethan® Xtreme Flow grades are polyamide compounds and have considerably better free-flowing properties than their predecessors while retaining the typically high level of mechanical properties. We see particularly good potential for new applications in the automotive, domestic appliance and electrical engineering and electronics industries.

At the European Automotive Components Expo in Stuttgart, Germany, we showcased a number of innovative applications for lightweight components in the engine compartment. Transmission oil sumps made of glass fiber-reinforced Durethan® AKV 30 H2.0, for example, are now found in many of today's luxury cars.

We have also added some new grades of Pocan® that are notable for their increased heat resistance and especially high cost-effectiveness. Pocan® Xtreme Flow is a new polyester generation with particularly good processing characteristics added to the already favorable property spectrum of this tried-and-true material. Its main areas of application will be in the electrical, automotive and household appliance industries.

On the other hand, we have carried out some product consolidations as part of the relocation of the Styrenic Resins business unit from Dormagen to Tarragona. At the end of the first quarter of 2006 we are making a first deletion from the product range. Here, too, we deliberately gave better prices priority over volumes. In March 2005 we also introduced two new grades of Lustran® Ultra destined mainly for car interior applications.

The restructuring measures already initiated should have a sustained positive effect on earnings in this segment.


CREATIVE
IDEAS

The activities of the [illegible] are focused on basic and fine chemicals and inorganic pigments. In these businesses, too, LANXESS is a global player in all key markets with a leading position in many areas. The segment comprises three business units: Basic Chemicals, Fine Chemicals and Inorganic Pigments.

In 2005, Chemical Intermediates again made an above-average contribution to Group earnings. This was due essentially to the success of our Basic Chemicals business unit, which ranks among the world's leading suppliers of high-quality industrial chemicals. The Fine Chemicals business unit develops and operates processes for the production of innovative, high-grade fine chemicals, agrochemicals and pharmaceutical active ingredients, and also offers related services. Our Inorganic Pigments business unit has a broad, innovative product portfolio and provides expert technical advice concerning inorganic pigments.

The Basic Chemicals Business Unit continues to benefit from the efficiency of the aromatics network at the Leverkusen site. In 2005, sales of dichlorotoluene and 2,3-dichloronitrobenzene, in particular, increased significantly. The growing demand for para-dichlorobenzene as an intermediate for high-performance PPS plastics is also enhancing the competitiveness of our aromatics network. Overall productivity was further increased, and the rise in raw material costs was passed along in full to the market.

The capacity of the maleic anhydride plant in Baytown has been increased through process optimization by around 10,000 tons a year to better meet the heightened demand from our customers.







Our hydrofluoric acid production facilities were operating at full capacity in 2005. The anhydride by-product is used in the construction industry for the production of high-quality screeds.

In mid-2005 LANXESS launched a newly developed additive under the brand name Anhyplast® for the production of screed mortars with "plastic" application consistency. The product offers a number of advantages during application and reduces drying times.

LANXESS showcased its product range last year at a number of trade fairs and exhibitions, including ChemSpec Europe 2005 in Düsseldorf, the screed/parquet fair 2005 in Feuchtwangen, Germany, Chemie 2005 in Moscow, CPhI in Tokyo and Madrid, and Informex in Orlando.

Fine Chemicals becomes Saltigo A turning-point for the Chemical Intermediates segment is the establishment of a legally independent company for this business.

In connection with the first restructuring package, we explained the necessity to realign the Fine Chemicals business unit. Saltigo will be a company specializing in custom manufacturing and counting the world's leading pharmaceutical and agrochemical companies among its customers. For them we are an innovative and valued technology partner that carefully protects their rights. For example, LANXESS was presented with the "CPhI Innovation Award 2005" at the CPhI in Madrid for an innovative process in the field of fluorination.






However, the world market for pharmaceutical active ingredients is suffering from overcapacities, and Asian producers are increasingly establishing themselves as reliable suppliers. Business with Bayer and former Bayer operations has declined significantly in recent years. There was therefore an urgent need for action, especially as the business unit has been well in the red for many years. As with Styrenic Resins, we decided to perform the restructuring organically, but this time we chose a different solution: independence.

From the positive experience gained with our own carve-out from Bayer, we can say that independence unleashes tremendous potential. That is set to happen in Fine Chemicals, too, which becomes a separate legal entity under the name Saltigo in the second quarter of 2006. As an independent company, it will have numerous advantages that we intend to exploit.

To secure the competitiveness of our business in the long term, several unprofitable plants have been closed. Here again, job losses are regrettably unavoidable. We aim to find socially responsible solutions for the 500 people in Fine Chemicals who will be affected through 2008 by utilizing natural attrition and offering early retirement. To safeguard the remaining jobs, LANXESS is investing €50 million in the business through the end of 2007, with an option to invest a further €50 million by 2010. We divested our interest in Novochem effective October 1, 2005.

In this way we intend to make Saltigo a viable and competitive player for the long term in the international market for high-tech, innovation-driven fine chemicals.

Efficiency – thanks to MODDE The Fine Chemicals business unit uses the new MODDE program for its process development in the field of customer synthesis. This enables us to systematically plan and evaluate tests series with a minimum number of experiments. All in all, it significantly boosts the efficiency of process development.







Eliminating overcapacity The second restructuring package involved another business unit in this segment, Inorganic Pigments. Here, too, restructuring measures are unavoidable and will result in the closure of our U.S. plant producing yellow pigments at New Martinsville, West Virginia. LANXESS will close down its operations there in 2007, with production ceasing in mid-2006. In future, our customers will be supplied directly from our world-scale plant in Uerdingen and from our facility in Porto Feliz, Brazil.

Pipeline well stocked We demonstrated our innovative capability again in 2005 by launching a number of new products. First, we extended our range of Bayferrox® products to include the new Bayferrox® TP LXS 5238 iron oxide red pigment. This pigment type, which has a variety of applications in the surface coatings industry, extends the color range of the Bayferrox product line in the yellow-red range, making it particularly popular with coatings manufacturers. We presented our new product together with the entire product line and our Colortherm® range to the general public at the European Coatings Show 2005 in Nuremberg, Germany.

Bayoxid E33, a newly developed adsorption agent based on iron oxide for removing arsenic from drinking water, has been registered in the affected regions, such as the United States and the United Kingdom. Sales expanded in 2005 as expected.

We are confident that the measures outlined have contributed to the success of all the business units in this segment, and will continue to do so.

MULTI TALENT



The LANXESS [redacted] specializes in developing, manufacturing and marketing a broad spectrum of process and functional chemicals for a wide variety of industries. In 2005, the segment comprised eight business units: Material Protection Products, Functional Chemicals, Leather, Textile Processing Chemicals, Paper, RheinChemie, Rubber Chemicals and Ion Exchange Resins.

The year under report saw numerous changes and other events across this diverse activity spectrum – including restructuring measures, portfolio adjustments, expansion projects and new product introductions.

Restructuring on a broad front Several of the business units in this segment were the targets of restructuring measures in Europe and the United States in 2005. In the Leather business unit we took steps to enhance efficiency in Marketing and Production, which involved streamlining the marketing organization in Europe and the U.S. and shifting the production of finishing agents from Germany to Italy.

In the RheinChemie business unit, we will close the U.S. site at Trenton, New Jersey, in 2006 and relocate production to Chardon, Ohio. Capacity at the Trenton facility has been underutilized for many years. In the Textile Processing Chemicals business unit, production at the loss-making U.S. facility in Wellford, South Carolina, will be discontinued in 2006.

China as a growth engine The Performance Chemicals segment, too, has been very much involved in LANXESS's expansion in Asia. Last year, we announced that our complete hydrazine hydrate facility would be moved from Baytown, Texas, to Weifang, China. This meant dismantling the plant into modules and shipping it to China, where it was then re-assembled. We are confident that by the end of this year we can put on stream what will be the largest and most modern production plant of its kind in Asia. It will make LANXESS one of the leading suppliers to the Chinese hydrazine hydrate market, which is currently growing at a double-digit rate while the U.S. market is stagnating. Through our majority interest in the joint venture LANXESS Yaxing Chemicals (Weifang) Co., Ltd., we will gain access to low-cost infrastructures and will manufacture our product close to our most important customers.





Also part of our business expansion in Asia is a joint venture that will make us the first western company to produce an antioxidant for the rubber industry locally. The joint venture, in which we are a minority stockholder, is scheduled to begin production of this tried-and-true product towards the end of 2006. In this way LANXESS is expanding its position on the Chinese market, where tire production is posting double-digit growth rates.

Another growth driver for our business in China is a significant expansion of our leather chemicals production. Two new plants have been constructed in Wuxi, northwest of Shanghai, in the space of 15 months. We dedicated them in March 2005, and production has started. We will take this opportunity to build on the leading position we already hold in the Chinese market for leather chemicals.

We also recently began a collaboration with Atlas Refinery Inc., Newark, U.S., a leading supplier of fatliquoring agents, to market all of their products and to jointly develop new and innovative products for the benefit of both parties.

In early 2005 we concluded an agreement on the contract manufacture of textile processing chemicals with a Chinese company, Sino Surfactant. As part of this cooperation, we produce a number of products in Shanghai for our global textile chemicals business.

As part of our performance improvement program, we succeeded in further optimizing costs by selling a Porofor® production plant to China. The plant was shipped from Leverkusen to Weifang. Its purchaser, Weifang Weipeng Chemicals Co., Ltd., should be in a position to supply us with Porofor® from the third quarter of 2006, which means that nothing will change for our customers as far as product quality is concerned.

Global investment program We have also identified further market potential in South America and taken steps to develop it. In spring 2005, we added to our customer service capability in South America by expanding the Leather business unit's applications development center in Sao Leopoldo, Brazil, and hiring local technicians to join our expert team. Our modern technical laboratory now serves the entire South American market. A regular exchange of technical know-how and new technologies now







takes place between Sao Leopoldo and LANXESS leather service centers throughout the world.

Further investments were made in other areas showing high growth potential. For example, in light of the rapidly growing market for phosphorus oxychloride ($POCl_3$), a raw material for the production of organic phosphates, we decided to modernize our $POCl_3$ production plant in Leverkusen to improve the production process. This improvement was accompanied by an increase in capacity, which further strengthens our market position.

Furthermore, we will expand our ion exchange resin facility at the Bitterfeld site. In 2005, we recorded the highest utilization of production capacity there since start-up in 1998. Our aim is to specifically expand our range of products for more sophisticated specialty applications, thus strengthening our market position for the future in the face of global competition. In the area of polymer-bound chemicals, the RheinChemie business unit is doubling its production capacities with a new plant at the Qingdao site in China.

We also started up a new Velcorin® plant in the second quarter of 2005 in response to the growing demand for this LANXESS technology. The product is used for the microbiological stabilization of soft drinks.

iSL and Paper divested Two of the company's three portfolio adjustments last year occurred in the Performance Chemicals segment. We have frequently emphasized in the past that we would undertake a critical analysis of all the business units with a view to possible divestments or partnerships. Taking into account our overriding goals of selectively reorganizing our company's operations while ensuring optimal continuation of the existing businesses and preserving as many jobs as possible, we considered this to be the best solution for both iSL-Chemie GmbH and the Paper business unit. In both cases the new owners have presented convincing strategies for successfully continuing the business.

Innovative potential proven in the international arena

Our business units unveiled a large number of innovative products last year, enabling us to consolidate or expand our competitive positions. As part of our marketing activities, we attended a number of fairs and exhibitions to present our products to the trade.





An example was the Asia Pacific Leather Fair in Hong Kong, China, where the Leather business unit showcased its wide range of products for the leather industry. The focus here was on new and environmentally friendly products for the wet operations and finishing segment, as well as some recent developments to emerge from our technology center in Wuxi.

The Textile Processing Chemicals business unit impressed the market with a novel system for making terrain anomalies visible. Experts believe this system has a wide variety of applications.

Important trade fairs for Textile Processing Chemicals in 2005 were Material World in the United States and Shanghaitex in China, where the business unit demonstrated its customer-oriented system solutions for textile processing. The Ion Exchange Resins business unit attended Chemie 2005 in Moscow and Expoqimia 2005 in Barcelona as well as a number of congresses. The LANXESS product range for the Asian paper industry was exhibited at China Paper. With its Velcorin® technology, the Material Protection Products business unit enjoyed considerable success at Drinktec, the world's largest trade fair for the beverage industry.

Other innovative products include Disflamoll® and Levagard™ halogen-free flame retardants for transparent coatings on wood veneers, and Levanyl® Gran and Levanox® Gran, new self-dispersing granules for a variety of special applications. Another addition to our portfolio is the Preventol® BIT line for biocide formulations in the industrial preservatives field. The Ion Exchange Resins business unit introduced new Lewatit® resins in all three of its main areas of activity – industrial water treatment, consumer applications and specialties.

All these measures should enable our business units to stay competitive in their respective markets in the coming years. The success they enjoyed last year confirms we are on the right track.

OUT

LANXESS had a successful first year on the stock market. By year end the share price had risen more than 70% compared to January 31, 2005, the first trading day. In 2005 LANXESS stock outperformed not only the German stock index DAX, but also the indices that include LANXESS, such as the MDAX and the Dow Jones STOXX 600 Chemicals[SM]*.

Equities in general had a good year in 2005. European markets, particularly, showed slow but steady growth overall despite the temporary impact of adverse factors such as difficult economic and political conditions, the terrorist attacks in London and the hurricanes in the United States and Mexico. On the Deutsche Börse, this positive trend was reflected in the performance of the indices: the DAX ended the year at 5,408 points, its highest level since spring 2002, gaining some 27% on the year. The MDAX – a selective index that has included LANXESS since June 2005 – also performed well, climbing to 7,311 points and closing out the year with a gain of approximately 35%. The Dow Jones STOXX 600 Chemicals[SM] index finished the year up 29%.

As its price quickly increased, LANXESS stock outperformed these indices, which were already on the rise. It performed particularly well in the second half of the year. In the third quarter, the price climbed above €20 for the first time since the initial listing on January 31, 2005, closing at €20.25 on July 14. LANXESS's high for the year was reached on December 5 with the stock trading at €27.65.

LANXESS stock not only benefited from the positive overall market sentiment in 2005. In addition, the capital market responded positively to the company's rapid, targeted restructuring. The redemption and conversion of a mandatory convertible bond also helped to boost the share price. A total of approximately 141.1 million LANXESS shares changed hands in the first year of trading – an average volume of some 595,540 shares per day.

The following graphics provide all the key data on the performance of LANXESS stock in fiscal 2005:

* The Dow Jones STOXX 600 Chemicals[SM] represents the chemicals-sector companies that are included in a broader index tracking the 600 largest European enterprises in 18 defined industry sectors. There were 19 companies in the chemicals index as of December 31, 2005.

PERFORMER

Stock Performance in %


180
160
140
120
100
80
January 31, 2005
March 31, 2005
(€15.90)
June 30, 2005
(€18.52)
September 30, 2005
(€24.80)
December 31, 2005
(€26.96)
LANXESS
DJ STOXX 600 Chemicals[SM]
MDAX
DAX

Performance Data 2005		Q1 2005	Q2 2005	Q3 2005	Q4 2005	Year 2005
Capital stock/no. of shares[1]	€/no. of shares	73,034,192	73,034,192	84,620,670	84,620,670	84,620,670
Market capitalization[1]	€ billion	1.16	1.35	2.10	2.28	2.28
High/low for the period	€	17.90/13.63	19.76/15.64	26.16/18.45	27.65/21.64	27.65 /13.63
Closing price[1]	€	15.90	18.52	24.80	26.96	26.96
Trading volume	million shares	48.976	34.368	33.087	24.712	141.143
Average daily trading volume	shares	802,716	520,712	501,320	386,125	595,540

[1] end of quarter:
Q1: March 31, 2005, Q2: June 30, 2005, Q3: September 30, 2005,
Q4 and full year: December 31, 2005

Capital Market Information	
Share class	No-par shares
Listing code	LXS
WKN (German securities identification number)	547040
ISIN	DE0005470405
Reuters/Bloomberg codes	LXSG.DE/LXS:GR
Market segment	Official Market, Prime Standard
Trading venues	XETRA, Frankfurt, Munich, Stuttgart, Düsseldorf, Hamburg, Hanover, Berlin, Bremen
Selective indices	MDAX, Dow Jones STOXX 600 Chemicals
Investment grade ratings	Standard & Poor's: BBB- Moody's: Baa3

MDAX Selective Index Our market capitalization and high trading volume allowed us to meet an important market objective less than five months after our initial listing: in early June, Deutsche Börse announced its decision to include LANXESS in the German selective index MDAX, where our stock has been tracked since June 20, 2005.

The MDAX includes a total of 50 listed companies in traditional sectors such as pharmaceuticals, chemicals and mechanical engineering that come next after the DAX stocks in terms of market capitalization and trading volume. The primary criteria for inclusion in this selective index are a company's market capitalization and trading book activity in the XETRA trading system and in floor trading on the Frankfurt Stock Exchange. Based on these criteria, the management board of Deutsche Börse ultimately decides on a company's inclusion in, or exclusion from, the MDAX. The index is regularly adjusted every six months. LANXESS was admitted to the MDAX via the "fast-entry rule" involving a special adjustment to the index. The key factor in LANXESS's rapid inclusion in the MDAX was an evaluation carried out as of a specific reporting date, which showed LANXESS ranking among the top 40 potential MDAX companies with respect to all the principal criteria.

Mandatory Convertible Bond In its first year as a publicly held company, LANXESS also focused on implementing corporate actions. A significant, far-reaching corporate action that occurred in June and July was the repurchase and conversion of a mandatory convertible bond.

LANXESS issued the mandatory convertible bond to Bayer AG on September 15, 2004, in connection with the spin-off. The bond, payable to bearer, with a face value of €200 million, was divided into 2,000 component bonds. The bond indenture, which stipulates a "reference share price" to determine the conversion ratio, required LANXESS to deliver a minimum of 11,586,478 and a maximum of 13,324,450 LANXESS shares upon conversion of the bond. The specified end of the term was September 15, 2007 (mandatory conversion date). During the term, the bond holder had the option of converting the bond – or component bonds – to shares of LANXESS AG during the period from July 20, 2005 to July 20, 2007.

LANXESS repurchased the mandatory convertible bond from Bayer AG in early June and then sold it to an investment bank for purposes of implementing a conversion. The total transaction volume was €211 million. The conversion was conducted on the earliest possible conversion date, July 20, 2005, resulting in the issuance of the new LANXESS shares on that date as well.

Following this conversion, LANXESS AG implemented a capital increase out of contingent capital that had been approved at the Annual Stockholders' Meeting on June 16, 2005. This increased the share capital of LANXESS AG by 11,586,478 shares, from 73,034,192 to 84,620,670 shares. Based on the bond indenture, only the minimum number of shares needed to be issued in order to service the mandatory convertible bond.

With this capital increase, we successfully completed the repurchase and conversion of the mandatory convertible bond, strengthening our equity base and considerably reducing our debt exposure and interest burden. In addition, by quickly and methodically implementing this complex corporate action, we eliminated uncertainty regarding the timing of a possible conversion of the bond by the relevant creditors, thereby enhancing market confidence in our stock.

The newly issued LANXESS shares have been traded on Deutsche Börse since July 22, 2005, and they have been eligible for dividend since January 1, 2005.

Euro Benchmark Bond Also in June, LANXESS successfully placed its first Euro Benchmark Bond on the European capital market. The bond, with a total volume of €500 million (specified denomination: €1,000), was issued on June 21, 2005 with a maturity of seven years. The annual interest coupon is 4.125%, ensuring LANXESS a very advantageous interest level. The LANXESS bond is traded on the Luxembourg Stock Exchange under securities identification number A0E6C9.

LANXESS used the inflow of funds from the Euro Benchmark Bond to repay bank loans. The conversion of the mandatory convertible bond and the issuance of the "Eurobond" were both instrumental in realigning and strengthening the balance sheet structure.

LANXESS also secured its second investment grade rating ahead of the bond placement. Following the rating of BBB- (stable outlook) awarded by Standard & Poor's in October 2004, Moody's also gave the company an investment-grade credit rating of Baa3 (stable outlook).

Further details of the LANXESS Benchmark Bond are given at www.lanxess.com (Investor Relations/Bond).

Dividend Policy As a publicly traded company, our stated goal is to provide our stockholders with an equitable share in our company's success. However, this requires the sustainable, successful implementation of LANXESS's strategy and the stabilization of its financial condition and results of operations. Despite a marked improvement in the business situation in 2005, LANXESS's Management Board believes that these requirements have not yet been met. Therefore, the Management Board proposes that no dividend be paid for the fiscal year ended December 31, 2005. With regard to the current fiscal year, however, the Management Board and the Supervisory Board are examining the possibility of a dividend payment to reward the confidence and support of LANXESS's stockholders over the medium term.

Stock Programs In fiscal year 2005, LANXESS introduced various stock programs for its employees in Germany.

Under the LANXESS Stock Plan, both non-managerial employees and managerial employees had the opportunity to purchase LANXESS shares between July 25 and August 31 at a substantial discount to the average market price of €18.58 quoted on June 28, 2005, i.e. only shortly before the subscription period began. The purchase price per share for employees was set at €9.29. This program was well received overall, with discounted LANXESS shares being purchased by approximately 57% of eligible employees. The shares are subject to a three-year retention period.

Long Term Incentive Program In summer 2005, LANXESS launched a separate stock program for managerial staff and top management (senior managers and the Management Board), known as the Long Term Incentive Program (LTIP). This comprises the Economic Value Plan (EVP) and the Stock Performance Plan (SP).

The EVP component was established for both target groups – managerial staff and top management – while the SP component is an additional plan for top management only. The rate of participation among top management was nearly 100%.

The requirement for participation in the LTIP is a prior personal investment in LANXESS shares, which is divided into three equal installments for the years 2005 to 2007. The personal investment is defined for each managerial employee depending on his or her management grade and annual salary. For Management Board members, the personal investment is set at 40% of annual base salary.

The personal investment must be retained until 2010.

Economic Value Plan Participants in the Economic Value Plan (EVP) receive LANXESS "economic value rights" after making their personal stock investment.

The EVP is basically geared toward an increase in the economic value of LANXESS as part of a medium-term operational plan. The principal determinants of economic value are EBITDA pre exceptionals and net financial debt.

Under the EVP, an award is granted to the participating manager if LANXESS's economic value increases in line with the pre-set targets.

Stock Performance Plan Under the Stock Performance Plan (SP), top managers who have made their personal stock investment additionally receive "stock appreciation rights" which are issued at the beginning of each LTIP tranche in 2005, 2006 and 2007. The rights for the first tranche were issued retroactively as of January 31, 2005.

The Stock Performance Plan is oriented toward an increase in the price of LANXESS stock. The benchmark is the performance of LANXESS stock against a reference index, the Dow Jones STOXX 600 Chemicals℠. The amount of the first award for each tranche after the respective three-year period accordingly depends on the performance of LANXESS stock.

Investor Relations Activities As a listed company, LANXESS places great importance on continuous, open communication with capital market players. For this reason, our Investor Relations department (IR), which serves as the interface between LANXESS and the capital market, sought and initiated dialogue with both institutional and private investors even before the company went public. In our first year on the stock exchange, numerous IR activities focused on continuing to build and expand our contacts with the financial community.

Standard IR activities we already introduced include telephone conferences on the publication dates of the annual and quarterly reports. These conference calls are also broadcast live on the IR website. Immediately after the publication of annual and quarterly figures, road shows were held with LANXESS management in global capital market centers such as Frankfurt, London and New York. At additional road shows, we fostered our contacts with institutional investors and potential shareholders at the IR level. Face-to-face meetings were also held to enhance communication with analysts, another important target group.

Our regular IR activities also included participation in selected conferences, in which LANXESS introduced itself to its target audiences in Germany and abroad and provided information about new developments at the company.

In 2005, our IR team introduced an "IR Roundtable" for interested LANXESS employees from various parts of the company, in order to enhance in-house dialogue and provide a regular venue for communication. The objective of this discussion forum is to make our own employees more aware of the circumstances that are specific to a publicly traded company and inform them about the workings of the capital market on a regular basis. As in the past, informational updates on the capital markets and investor relations are also published on the company's intranet.

The year 2005 also saw an increase in our use of the Internet for open and timely communication. We will continue to expand this IR platform in the current year. Past and present company information such as IR news, presentations, financial reports, and even conference call recordings are available to all interest groups on the IR website at www.lanxess.com. The IR page also offers information on corporate governance and reports on stockholders' meetings.

Annual Stockholders' Meeting On June 16, 2005 LANXESS successfully held its first Annual Stockholders' Meeting after the spin-off. At the meeting, held in Düsseldorf, 33.81% of the voting capital was represented. All of the resolutions on the agenda were passed by large majorities.

Ownership Structure A large proportion of LANXESS's 84,620,670 shares are owned by institutional investors. Almost two thirds are held by investment funds, insurance companies or banks in Germany and abroad. Most of LANXESS's institutional investors follow a value-oriented investment strategy. Some 20% of LANXESS stockholders are private investors, domiciled mainly in Germany. LANXESS has a free float of 100%.



~ 1
~ 4
~ 20
~ 60
~ 15

Stockholder Groups

in %

- Investment funds
- Insurance companies and banks
- Private investors
- Employees
- Others

as of December 31, 2005



~ 5
~ 20
~ 40
~ 35

Stockholders by Region

in %

- U.S.A.
- Germany
- U.K.
- Other countries

as of December 31, 2005



REGULAR

Dear Stockholders:

In 2005 LANXESS not only came into being, but came into its own. When the spin-off of the LANXESS Group from Bayer AG took legal effect on January 28, 2005, LANXESS became an autonomous company, independent of Bayer AG. Also on January 28, 2005, the company's shares were admitted to official trading on the Frankfurt Stock Exchange. LANXESS AG stock was traded for the first time on January 31, 2005.

In 2005, the Supervisory Board of LANXESS AG performed the duties assigned to it by law and the articles of association. We advised the Management Board regularly on the management of the company and monitored its conduct of the business. The Supervisory Board was directly involved in all decisions of fundamental importance for the company. The Management Board informed us regularly in both written and oral reports about business performance, the situation of the Group, including the risk situation, and risk management. We discussed significant business transactions in detail both in the Presidial Committee and at meetings of the entire Supervisory Board, on the basis of reports from the Management Board. When required by law, the articles of association or other provisions, we voted on the reports and proposals of the Management Board following thorough examination and discussion. As Chairman of the Supervisory Board, I was in regular contact with the Management Board and regularly sought information about the progress of business and material business transactions, even outside the meetings of the Supervisory Board. The focus of our work in 2005 was on monitoring the portfolio changes and restructuring projects against the background of the Management Board's corporate strategy, which has been agreed with the Supervisory Board.

Meetings of the Supervisory Board and its Committees

A total of ten Supervisory Board meetings were held in 2005, three of which were constituent meetings. The January 27, 2005, meeting of the Supervisory Board adopted the rules of procedure of the Management Board and those of the Supervisory Board. At the meeting on May 30, 2005, minor amendments were made to the rules of procedure of the Supervisory Board. On April 4, 2005, I was re-elected Chairman of the Supervisory Board and we adopted a resolution regarding the establishment and composition of the committees of the Supervisory Board. A Presidial Committee, a Human Resources Committee, an Audit Committee, and the Committee required by Article 27 (3) of the Codetermination Act were formed. The committees prepare the issues that are to be discussed at meetings of the entire board. I chair all of the committees except the Audit Committee. The current composition of the committees is shown on page 45.

The discussions at Supervisory Board meetings in 2005 focused partly on restructuring projects, in particular for the Fine Chemicals and Styrenic Resins business units, and portfolio adjustments with respect to the Fibers and Paper business units. Other topics were cash flow improvement, Group financing and debt reduction. In particular, the issuance of a capital market instrument, the repurchase of the convertible bond from Bayer AG in connection with the establishment of contingent capital, stockholder's equity, and the development of loss carryforwards were discussed. Other important matters handled by the Supervisory Board included risk management, the effects of higher energy and raw material costs on business performance, the changes to the articles of association as a result of the Corporate Integrity and Modernization of the Right to Appeal Act (UMAG) and the establishment of a domination and profit transfer agreement between LANXESS AG and LANXESS Deutschland GmbH.

MONITORING

All the members of the Supervisory Board performed their duties diligently and responsibly. Although the meetings of the Supervisory Board had to be convened at relatively short notice due to the circumstances in which the company was formed, the meetings were well attended. No member of the Supervisory Board attended less than half of the meetings.

Following its establishment in April 2005, the Presidial Committee convened five times on a regular basis to prepare for the Supervisory Board meetings that immediately followed.

The Audit Committee met four times during the reporting year. It dealt with the 2004 annual financial statements and management report for LANXESS AG, the 2004 dependent company report, the quarterly reports for 2005, risk management, and the call for bids for auditing for the 2006 fiscal year. Other important issues were a project to restructure the reporting, forecasting and budgeting processes at LANXESS, and the changes to the German Corporate Governance Code. The auditors took part in all of the Audit Committee's meetings and reported on the results of their reviews of the quarterly reports.

The Human Resources Committee met twice during the reporting period. It primarily addressed matters relating to compensation and target-setting for the Management Board and a system for succession planning for the company's different levels of management.

The Mediation Committee required under Article 27 (3) of the Codetermination Act did not have to convene during the reporting year.

The chairmen of each committee reported in detail on the meetings and work of the committees at meetings of the entire board.

An audit of the efficiency of the Supervisory Board's work and its cooperation with the Management Board will take place in the second quarter of 2006.

Financial Statements of LANXESS AG and Consolidated Financial Statements of the LANXESS Group The financial statements and management report of LANXESS AG for the fiscal year from January 1, 2005, to December 31, 2005, which were prepared by the Management Board in accordance with the rules of the German Commercial Code were audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. The Supervisory Board had appointed the auditor in accordance with the resolution of the stockholders' meeting of June 16, 2005. The auditor issued an unqualified opinion.

Pursuant to the new provisions of the Accounting Law Reform Act (Bilanzrechtsreformgesetz), the consolidated financial statements and management report of the LANXESS Group were prepared in accordance with the IFRS as adopted by the European Union (E.U.). They were audited and certified without qualifications.

The Supervisory Board has satisfied itself of the independence of the auditor and of the persons acting on the auditor's behalf. The documents relating to the financial statements and the audit reports were made available to the members of the Supervisory Board in a timely manner. Moreover, the Management Board explained the documents relating to the financial statements and the audit reports orally, first at the meeting of the Audit Committee on March 27, 2006, and then at the Supervisory Board meeting on March 31, 2006. The documents relating to the financial reports and the audit reports were discussed in detail at both of these meetings. The auditor's employee who signed the audit reports also reported on the material results of the audit at both of these meetings and was available to provide additional information and answer further questions.

The Supervisory Board examined and discussed the financial statements of LANXESS AG, the management report of LANXESS AG, the consolidated financial statements of the LANXESS Group and the Group management report in detail and raised no objections. As recommended by the Audit Committee at its meeting on March 27, 2006, we approved the results of the auditor's examination. The financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group, prepared by the Management Board, were approved by the Supervisory Board and are thus confirmed.

Dependent Company Report for 2005 For fiscal 2005, there was no domination and profit transfer agreement between LANXESS AG and Bayer AG. LANXESS AG did not become independent of Bayer AG until the spin-off took legal effect on January 28, 2005. Therefore, the company's Management Board prepared a report concerning relationships with affiliated companies (dependent company report) pursuant to Article 312 of the German Stock Corporation Act for the period from January 1 to January 28, 2005. The auditor examined the dependent company report, raised no objections and issued the following statement pursuant to Article 313 (3) of the German Stock Corporation Act: "After examination and assessment in accordance with our professional duties, we confirm that: 1. the factual information given in the report is correct, 2. the company's consideration in connection with the transactions mentioned in the report was not unreasonably high."

The dependent company report and the audit report were submitted to the Audit Committee and the Supervisory Board and were examined by us. This examination revealed no cause for objection. We have examined the results of the auditor's review in detail and see no grounds to issue a different assessment. Based on the final results of our own examination, we find there are no objections to be raised against the declaration by the Management Board at the end of the report on relationships with affiliated companies.

Composition of the Management Board and the Supervisory Board The spin-off of the LANXESS Group became legally effective on January 28, 2005. At the end of that day Supervisory Board members Johannes Dietsch, Dr. Roland Hartwig and Klaus Kühn resigned their posts. Dr. Friedrich Janssen, Rainer Laufs and Dr. Rolf Stomberg, who were elected by the Extraordinary Stockholders' Meeting on December 29, 2004, became members of the company's Supervisory Board as of January 29, 2005. The constituent meeting of the Supervisory Board on February 14, 2005, elected Dr. Rolf Stomberg as its chairman. Following the subsequent completion of the status procedure required under the Stock Corporation Act, the company's Supervisory Board is composed in accordance with the provisions of the Codetermination Act of 1976. Dr. Friedrich Janssen, Dr. Jürgen F. Kammer, Robert J. Koehler, Rainer Laufs, Lutz Lingnau, Prof. Dr. Ulrich Middelmann, Dr. Sieghardt Rometsch and Dr. Rolf Stomberg, who were elected by the Extraordinary Stockholders' Meeting on January 27, 2005, have been members of the Supervisory Board as stockholder representatives since March 10, 2005. By decision of the Cologne Local Court on March 14, 2005, Gisela Seidel, Wolfgang

Blossey, Werner Czaplik, Ralf Deitz, Dr. Rudolf Fauss, Ulrich Freese, Rainer Hippler and Hans-Jürgen Schicker were appointed as employee representatives. A further constituent meeting of the Supervisory Board elected Dr. Rolf Stomberg as chairman. The term of office of the stockholder representatives on the Supervisory Board ended at the close of the day of the company's Annual Stockholders' Meeting, June 16, 2005. This stockholders meeting re-elected the stockholder representatives. At a constituent meeting of the Supervisory Board following the stockholders' meeting, the Chairman of the Supervisory Board and the composition of the committees were confirmed by the members of the Supervisory Board.

The Management Board has been made up of the following members, who were appointed by the Supervisory Board, since September 2, 2004:

Dr. Axel Claus Heitmann, Chairman; Dr. Ulrich Koemm; Dr. Martin Wienkenhöver, Industrial Relations Director; and Matthias Zachert, Chief Financial Officer.

Leverkusen, March 31, 2006

The Supervisory Board

Dr. Rolf Stomberg
Chairman

ENTERPRISE

The Management Board and Supervisory Board of LANXESS welcome the German Corporate Governance Code and support its recommendations and suggestions. The concept of corporate governance stands for responsible, transparent and efficient management of a business enterprise. The Code differentiates between statutory regulations governing the management and oversight of German listed companies and internationally and nationally recognized standards of management, and includes a range of criteria for assessing the quality of corporate governance.

Our goal is to foster trust among investors, customers, employees and the general public in the management and oversight of LANXESS AG. We conduct a continuous, open dialogue on this issue.

Declaration by the Management Board and the Supervisory Board of LANXESS Aktiengesellschaft pursuant to Article 161 of the German Stock Corporation Act regarding the German Corporate Governance Code

After careful consideration, the Management Board and the Supervisory Board hereby issue the following declaration:

"LANXESS AG fundamentally complies with the recommendations of the Government Commission on the German Corporate Governance Code (the "Code") as amended on June 2, 2005, which was published by the Federal Ministry of Justice in the official portion of the electronic version of the Federal Gazette. It also fundamentally complied with the Code's recommendations during the period from January 31, 2005, the date on which it was first listed on the stock exchange, to July 20, 2005 (Code version of May 21, 2003) and from July 21,

The only recommendations that LANXESS has not met and currently is not meeting are as follows:

1. **Section 3.8 Paragraph 2** If the company takes out a D&O (directors and officers' liability insurance) policy for the Management Board and Supervisory Board, a suitable deductible shall be agreed.

   We have a D&O insurance policy for the members of our Management Board and Supervisory Board, but it does not provide for a deductible. LANXESS believes that a deductible is not a suitable way of influencing the Management Board and Supervisory Board members' awareness of their responsibilities.

2. **Section 5.4.7 Para. 2 Sentence 1** Members of the Supervisory Board shall receive fixed compensation as well as compensation based on the company's performance.

   The members of our Supervisory Board currently only receive fixed compensation. It is intended to implement the Code's recommendation and submit a proposal concerning long-term performance-related compensation to the next Annual Stockholders' Meeting.

3. **Section 7.1.2 Sentence 3** The consolidated financial statements shall be publicly accessible within 90 days of the end of the fiscal year; interim reports shall be publicly accessible within 45 days of the end of the reporting period.

   LANXESS will considerably shorten the publication deadlines in 2006 as compared to 2005 and will endeavor to meet the deadlines recommended by the Code in 2007. Because LANXESS is a recently formed company where reorganization is still in progress, we exceeded the recommended publication deadlines in 2005 and will continue to exceed them in 2006 in order to ensure the high quality of our financial reporting.

4. **Section 5.1.2. Para. 2 Sentence 3** At its meeting on May 30, 2005, the Human Resources Committee of the Supervisory Board set the maximum retirement age for Management Board members at 65 years, thus rectifying as of that date the non-compliance with Section 5.1.2 Para. 2 Sentence 3 of the Code that had existed since January 31, 2005.

In addition to its recommendations, the Code also contains a number of suggestions for efficient, responsible corporate governance, compliance with which is not required to be disclosed under the statutory provisions. LANXESS is now in compliance with these suggestions as well, with only a few exceptions.

In accordance with Section 3.10 Sentence 3 of the German Corporate Governance Code, the Management Board and the Supervisory Board therefore voluntarily make the following declaration:

"LANXESS AG fundamentally complies with the suggestions of the Government Commission on the German Corporate Governance Code (the "Code") as amended on June 2, 2005, which was published by the Federal Ministry of Justice in the official portion of the electronic version of the Federal Gazette. It also fundamentally complied with the Code's suggestions during the period from January 31, 2005, the date on which it was first listed on the stock exchange, to July 20, 2005 (Code version of May 21, 2003) and from July 21, 2005 to December 31, 2005 (Code version of June 2, 2005, published on July 20, 2005):

The only suggestions that LANXESS has not met and is not meeting are as follows:

1. **Section 2.3.3 Sentence 3 2nd Half-Sentence** The Management Board shall arrange for the appointment of a representative to exercise stockholders' voting rights in accordance with instructions; this representative should also be reachable during the Stockholders' Meeting.

   The representative appointed by LANXESS AG to exercise stockholders' voting rights in accordance with instructions can be reached at the Stockholders' Meeting until the voting is held. Stockholders not attending the meeting can reach the representative until the previous evening.

2. **Section 2.3.4** The company should make it possible for stockholders to follow the Stockholders' Meeting using modern communication media (e.g. Internet).

   The Stockholders' Meeting is broadcast on the Internet through and including the report of the Management Board. Continued broadcasting of the proceedings thereafter could be seen as a significant violation of the stockholders' rights to privacy. Therefore there are no plans to broadcast, in particular, the speeches made by individual stockholders, or any other part of the meeting after the Management Board's report.

3. **Section 5.4.6** The election or re-election of members of the Supervisory Board at different dates and for different terms of office enables changing requirements to be taken into account.

At LANXESS AG's first Annual Stockholders' Meeting, the stockholder representatives on the Supervisory Board were elected to hold office until the end of the stockholders' meeting that votes on the ratification of the actions of Supervisory Board members for fiscal year 2009. The employee representatives had been previously appointed by the court for the same term of office. Because of the circumstances in which LANXESS AG was formed, it was not possible to establish different terms of office for different Supervisory Board members. We believe that the uniform term of office is an effective way of ensuring the continuity of the Supervisory Board's work.

4. **Section 5.4.7 Para. 2 Sentence 2** Performance-related compensation should also contain components based on the long-term performance of the company.

   As is the case with Section 5.4.7 Para. 2 Sentence 1 of the Code, LANXESS plans to comply with this suggestion in the future.

Leverkusen, March 21 / March 31, 2006

For the Supervisory Board	For the Management Board
Dr. Rolf Stomberg	Dr. Axel C. Heitmann
	Matthias Zachert

Corporate Governance Structure The Management Board and Supervisory Board of LANXESS AG work closely together in a relationship of mutual trust for the benefit of the company. The Management Board reports to the Supervisory Board on a regular, timely and comprehensive basis about all relevant issues relating to corporate planning, the progress of business, and the situation of the Group, including potential risks. The Management Board conducts the company's business on its own responsibility. The Supervisory Board's function is to advise the Management Board in its management of the company and to monitor its conduct of the business. Therefore, transactions and other measures of major or long-term importance must be discussed and agreed with the Supervisory Board. Moreover, the rules of procedure of the Supervisory Board contain a list of the types of measures that require the Supervisory Board's approval. This list was amended at the Supervisory Board meeting on May 30, 2005. Measures requiring approval include, but are not limited to, approval of the corporate planning; the acquisition, sale or encumbrance of land, shareholdings or other assets valued at or above €50 million; borrowings of €100 million or more; and certain other types of financial transaction. An audit of the efficiency of the Supervisory Board's work and its cooperation with the Management Board is planned for the second quarter of 2006.

There were no consulting or other service or work contracts between Supervisory Board members and the company during the reporting period, nor were there any conflicts of interest for members of the Management Board or Supervisory Board requiring immediate disclosure to the Supervisory Board.

Composition of the Supervisory Board Dr. Friedrich Janssen, Rainer Laufs and Dr. Rolf Stomberg, who were elected by the Extraordinary Stockholders' Meeting on December 29, 2004, joined the Company's Supervisory Board as of January 29, 2005. At its constituent meeting on February 14, 2005, the Supervisory Board elected Dr. Rolf Stomberg as its chairman. Now that the status procedures required under the Stock Corporation Act have been completed, the company's Supervisory Board is composed in accordance with the provisions of the Codetermination Act of 1976. Dr. Friedrich Janssen, Dr. Jürgen F. Kammer, Robert J. Koehler, Rainer Laufs, Lutz Lingnau, Prof. Dr. Ulrich Middelmann, Dr. Sieghardt Rometsch and Dr. Rolf Stomberg, who were elected by the Extraordinary Stockholders' Meeting on January 27, 2005, have been members of the Supervisory Board as stockholder representatives since March 10, 2005. By decision of the Cologne Local Court on March 14, 2005, Gisela Seidel, Wolfgang Blossey, Werner Czaplik, Ralf Deitz, Dr. Rudolf Fauss, Ulrich Freese, Rainer Hippler and Hans-Jürgen Schicker were appointed as employee representatives. At an additional constituent meeting, the Supervisory Board elected Dr. Rolf Stomberg as its chairman. The term of office of the stockholder representatives on the Supervisory Board ended at the close of the day of the company's Annual Stockholders' Meeting, June 16, 2005. At this meeting, however, the stockholder representatives were re-elected. At a constituent meeting of the Supervisory Board held immediately after the Annual Stockholders' Meeting, the members of the Supervisory Board confirmed the Chairman of the Supervisory Board and the composition of the committees.

Committees of the Supervisory Board At its meeting on April 4, 2005, the Supervisory Board formed a Presidial Committee, a Human Resources Committee, an Audit Committee, and the Committee prescribed under Article 27 (3) of the Codetermination Act from among its members. Additional committees can be formed as needed. Decision-making powers may be conferred on the committees to the extent permitted by law.

Presidial Committee: The Presidial Committee discusses key issues and prepares the meetings and resolutions of the Supervisory Board. It also makes decisions on other matters for which it is responsible under the rules of procedure of the Supervisory Board, especially matters that cannot be deferred.

Members: Dr. Rolf Stomberg (Chairman), Ralf Deitz, Ulrich Freese, Rainer Hippler, Dr. Jürgen F. Kammer, Rainer Laufs

Human Resources Committee: The Human Resources Committee regularly discusses the company's management succession planning. It also carries out preparatory work regarding personnel decisions of the Supervisory Board and discussions within the Supervisory Board regarding the structure of the compensation system for the Management Board and the Supervisory Board's regular review of this system.

Members: Dr. Rolf Stomberg (Chairman), Wolfgang Blossey, Ralf Deitz, Dr. Jürgen F. Kammer, Rainer Laufs, Gisela Seidel

Audit Committee: The Audit Committee supports the Supervisory Board in overseeing the conduct of the business and deals with matters relating to accounting and risk management. It prepares the Supervisory Board resolutions concerning the annual financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group.

Members: Dr. Friedrich Janssen (Chairman), Werner Czaplik, Dr. Rudolf Fauss, Rainer Hippler, Rainer Laufs, Dr. Sieghardt Rometsch

Committee Pursuant to Article 27 (3) of the Codetermination Act: The committee performs the tasks described in Article 31 (3) of the Codetermination Act.

Members: Dr. Rolf Stomberg (Chairman), Wolfgang Blossey, Ralf Deitz, Dr. Jürgen F. Kammer

System of Compensation for the Supervisory Board

The compensation of the Supervisory Board is governed by Article 12 of the company's articles of association. The members of the Supervisory Board of LANXESS AG receive only an annual fixed remuneration in the amount of €30,000. This remuneration was paid on a pro-rated basis for 2005. The Chairman of the Supervisory Board receives three times, and the Vice Chairman one and one half times, the fixed remuneration amount. The chairmen and members of the Supervisory Board committees are compensated separately, in accordance with the German Corporate Governance Code. Supervisory Board members who belong to a committee receive one quarter of the fixed remuneration amount in addition; Supervisory Board members who hold a committee chair receive another quarter of the fixed remuneration amount in addition. However, a member of the Supervisory Board may not receive more than three times the fixed remuneration amount. These remuneration components were also paid on a pro-rated basis for 2005. In addition, members of the Supervisory Board are reimbursed for their expenses. With respect to their membership of the supervisory boards of LANXESS Group companies, the members of the Supervisory Board were remunerated only for their service on the Supervisory Board of LANXESS Deutschland GmbH. A proposal for variable, long-term-based remuneration of the Supervisory Board will be submitted to the 2006 Annual Stockholders' Meeting for decision.

None of the members of the Supervisory Board received benefits for services provided individually during the reporting period. No loans or advances were granted to members of the Supervisory Board during the reporting year.

Compensation of the Supervisory Board for the 2005 Fiscal Year

€	Fixed compensation LANXESS AG	Compensation for committee work LANXESS AG	Fixed compensation LANXESS Deutschland GmbH	Total
Dr. Rolf Stomberg, Chairman	80,301	9,699	4,617	94,617
Ralf Deitz, Deputy Chairman	35,137	15,555	4,042	54,734
Wolfgang Blossey	24,000	11,137	4,042	39,179
Werner Czaplik	24,000	5,569	4,042	33,611
Dr. Rudolf Fauss	24,000	5,569	4,042	33,611
Ulrich Freese	24,000	5,569	4,042	33,611
Rainer Hippler	24,000	11,137	4,042	39,179
Dr. Friedrich Janssen	27,699	11,137	4,617	43,453
Dr. Jürgen F. Kammer	24,329	16,706	4,617	45,652
Robert J. Koehler	24,329	0	4,617	28,946
Rainer Laufs	27,699	16,706	4,617	49,022
Lutz Lingnau	24,329	0	4,617	28,946
Prof. h.c. (CHN) Dr. Ulrich Middelmann	24,329	0	4,617	28,946
Dr. Sieghardt Rometsch	24,329	5,569	4,617	34,515
Hans-Jürgen Schicker	24,000	0	4,042	28,042
Gisela Seidel	24,000	5,569	4,042	33,611
Total	**460,481**	**119,922**	**69,272**	**649,675**

System of Compensation for the Management Board
The compensation received by the members of the Management Board is closely dependent on LANXESS's performance. In addition to a market-oriented annual base salary that is broadly in line with that paid at comparable companies, their compensation contains two further components that vary according to short-term and long-term corporate performance, respectively: a short-term incentive linked to the Group's attainment of defined EBITDA goals, and a long-term incentive plan comprising a virtual stock performance plan and an economic value plan. First payments under the long-term incentive plan are made after three years under certain specified conditions. While awards under the economic value plan require the creation of value on the basis of the medium-term business plan, the stock performance plan is linked to the trend in the price of LANXESS stock in relation to a reference index, the Dow Jones STOXX 600 Chemicals. Participation in the long-term incentive plan, which is divided into three tranches over the years 2005 to 2007, requires a personal investment in LANXESS shares, which must be retained for five years altogether. The Management Board members' total compensation as reported here also includes certain remuneration in kind, consisting mainly of the tax value of perquisites such as the use of a company car.

Directors' Dealings Pursuant to Article 15a (4) of the German Securities Trading Act (WpHG), the trading of securities by members of the Management Board and Supervisory Board must be reported if the total sum of the transactions exceeds €5,000 per calendar year.

People who have a close relationship to the defined group of people (e.g. spouses, registered partners and first-degree relatives) are also subject to the reporting requirement.

Securities transactions subject to the reporting requirement can be viewed at any time in the Investor Relations section of our website at www.lanxess.com.

The following reportable securities transactions took place between January 1, 2005 and February 28, 2006:

Directors' Dealings – Reportable Securities Transactions Pursuant to Article 15a of the German Securities Trading Act (WpHG)

Date	Name	Position	Description of securities	International Securities Identification Number (ISIN)	Type of transaction	Price in €	Quantity
Period January 31, 2005 – December 31, 2005							
June 20, 2005	Dr. Axel C. Heitmann	Management Board member	No-par ordinary shares	DE0005470405	Purchase	19.40	2,000
November 24, 2005	Dr. Axel C. Heitmann	Management Board member	No-par ordinary shares	DE0005470405	Purchase	25.75	3,000
Period January 1, 2006 – February 28, 2006							
January 25, 2006	Dr. Rolf Stomberg	Supervisory Board member	No-par ordinary shares	DE0005470405	Purchase	25.89	800
February 10, 2006	Dr. Axel C. Heitmann	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.44	2,000
February 10, 2006	Dr. Martin Wienkenhöver	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.27	2,000
February 10, 2006	Matthias Zachert	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.19	2,264
February 10, 2006	Dr. Ulrich Koemm	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.44	1,250
February 13, 2006	Dr. Ulrich Koemm	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.11	1,250

As of February 28, 2006 there was no reportable share ownership – as defined in Article 6.6 of the German Corporate Governance Code – by members of the Management Board or the Supervisory Board.

SUPERVISORY BOARD

Dr. Rolf Stomberg

Born in Emden on April 10, 1940

Chairman of the LANXESS AG Supervisory Board

Chairman of the Board of Directors of Management Consulting Group plc, London

Further positions

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Deutsche BP AG, Hamburg
- Member of the Supervisory Board of Biesterfeld AG, Hamburg
- Member of the Board of Directors of Reed Elsevier plc, London, U.K.
- Member of the Board of Directors of Smith & Nephew plc, London, U.K.
- Member of the Supervisory Board of Reed Elsevier NV, Amsterdam, Netherlands
- Member of the Supervisory Board of TNT Post Group NV, Amsterdam, Netherlands

Before Stomberg joined Management Consulting Group plc, he had been with the oil company BP for almost 30 years. His final responsibilities there were as Chief Executive of the Shipping, Refining and Marketing Division and a member of the Board of Directors of The British Petroleum Co. plc, London.

Stomberg studied economics at Hamburg University, where he obtained his Ph.D.

Rolf Stomberg is married with four children.

Ralf Deitz

Born in Leverkusen on October 7, 1961

Vice Chairman of the LANXESS AG Supervisory Board

Further positions

- Member of the Supervisory Board of LANXESS Deutschland GmbH

Deitz is a member of the LANXESS works council in Leverkusen and spokesman for the occupational health, safety and environmental protection committee.

Since the beginning of 2006 he has worked for Fine Chemicals HSEQ, where he is active in the fields of occupational safety and health protection. He obtained his professional experience as a chemical assistant in various positions with Bayer AG. Having joined Bayer in 1977, he worked mainly in AI research (technical laboratories) and in the organic chemicals department ZeTO1.

He had been employed by Bayer AG for a year before he began his training as a chemical production technician in the Rubber Division.

Ralf Deitz is married with three sons.

Wolfgang Blossey

Born in Stadum on December 20, 1951

District Secretary of the German Mine, Chemical and Power Workers' Union, Cologne

Further positions

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Vice Chairman of the Supervisory Board of Stora Enso Beteiligungen GmbH

Blossey has been a full-time trade union official at local, district or national level since 1976. He joined the Mine, Chemical and Power Workers' Union, becoming chairman of the youth representatives at Chemische Werke Hüls AG in 1966.

Before studying for two years at the Social Academy in Dortmund, he completed an apprenticeship as a pipe fitter at Chemische Werke Hüls AG.

Wolfgang Blossey is married with a daughter.

Werner Czaplik

Born in Czarnowasy, Poland, on May 8, 1957

Chairman of the LANXESS Central Works Council, Vice Chairman of the LANXESS Group Works Council and Vice Chairman of the LANXESS Works Council in Leverkusen.

Further positions

- Member of the Supervisory Board of LANXESS Deutschland GmbH

Czaplik obtained professional experience as a microphotographer in the Bayer AG reprographic services department, where he completed his training.

Werner Czaplik is married with three sons.

Dr. Rudolf Fauss

Born in Fürth on February 17, 1952

Head of Human Resources CB Pensions; Chairman of the LANXESS Group Managerial Employees' Committee and Chairman of the Managerial Employees' Committee for LANXESS AG and LANXESS Deutschland GmbH.

Further positions

- Member of the Supervisory Board of LANXESS Deutschland GmbH

Fauss obtained professional experience in production, staff functions and project work and in the Central Research Division of Bayer AG. He was also involved in the Polysar integration during a four-year stay in Texas, United States.

Fauss graduated in chemistry at Vienna Technical University, where he was also awarded a Ph.D.

Rudolf Fauss is married with two adult sons.

Ulrich Freese

Born in Drevenack on April 12, 1951

Vice Chairman of the German Mine, Chemical and Power Workers' Union

Further positions

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Vice Chairman of the Supervisory Board of Vattenfall Europe Mining AG
- Vice Chairman of the Supervisory Board of of RAG-Immobilien AG
- Vice Chairman of the Supervisory Board of Deutsche Montan Technologie, Essen
- Vice Chairman of the Supervisory Board of GSB - Gesellschaft zur Sicherung von Bergmannswohnungen mbH, Essen
- Vice Chairman of the Supervisory Board of Wohnbau Westfalen GmbH, Dortmund
- Vice Chairman of the Supervisory Board of Wohnungsbaugesellschaft für das Rheinische Braunkohlenrevier GmbH/GSG Wohnungsbau Braunkohle GmbH

Freese has been a member of the German Mine, Chemical and Power Workers' Union (IG BCE) trade union for 40 years and its Vice Chairman since March 2004.

He has been a trade union secretary for almost 30 years, successively holding the positions of youth, labor law and works council secretary as well as deputy school, district and state district manager.

Freese completed an apprenticeship as a fitter at the Schlägel und Eisen mine and was a mine worker for several years.

Ulrich Freese is married with three children.

Rainer Hippler

Born in Mannheim on July 12, 1957

Chairman of the LANXESS Group Works Council and of the Works Council of RheinChemie Rheinau GmbH

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of RheinChemie Rheinau GmbH

Rainer Hippler is a member of the District Executive Committee of the German Mine, Chemical and Power Workers' Union in Mannheim and an honorary judge at the Baden-Württemberg State Labor Court in Mannheim.

He obtained many years' professional experience as a chemical production technician, chemical industrial supervisor and production assistant in the multi-purpose pilot plant of RheinChemie Rheinau GmbH, which he joined in 1972. Hippler completed an apprenticeship there as a chemical production technician before training as an industrial supervisor.

Rainer Hippler is married with one child.

Dr. Friedrich Janssen

Born in Essen on June 24, 1948

Member of the Executive Board of E.ON Ruhrgas AG, Düsseldorf

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Gerling Versicherungs-Beteiligungs AG, Cologne
- Member of the Supervisory Board of HDI Rechtsschutz Versicherung AG, Hanover
- Member of the Supervisory Board of STEAG AG, Essen
- Various Supervisory Board positions at subsidiaries of E.ON Ruhrgas AG, Essen
- Member of the Advisory Board of HDI Haftpflichtverband der Deutschen Industrie Versicherungsverein auf Gegenseitigkeit

Janssen has been a member of the Management Board of Ruhrgas AG (now: E.ON Ruhrgas AG) in Essen since 1995. He obtained his professional experience in various positions with E.ON Ruhrgas AG, which he joined in 1981. These positions included Manager of "General Accounting/Special Assignments", Division Manager of "External Accounting" and "Equity Interests" and Senior Division Manager of "External Accounting/Equity Interests". Janssen studied business administration at Göttingen University, which he left with a Ph.D.

Friedrich Janssen is married with two adult sons.

Dr. Jürgen F. Kammer

Born in Bad Nauheim on January 9, 1939

Chairman of the Supervisory Board of Süd-Chemie AG

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Villeroy & Boch AG, Mettlach
- Member of the Administrative Board of Wittelsbacher Ausgleichsfonds

Before becoming Chairman of the Supervisory Board of Süd-Chemie AG, Kammer served as Chairman of the Executive Board of this chemicals group, for which he had been working since 1992. Before he joined Süd-Chemie, he worked for BASF, where he held positions including that of Chairman of the Management Board of BASF Lacke und Farben AG in Münster.

Kammer studied economics and law in Munich, Kiel and Freiburg. After graduating, he completed his studies with a Ph.D. in law.

Jürgen Kammer is married with four children.

Robert J. Koehler

Born in Munich on January 12, 1949

Chairman of the Management Board of SGL Carbon AG, Wiesbaden

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Chairman of the Supervisory Board of Benteler AG, Paderborn
- Member of the Supervisory Board of Pfleiderer AG, Neumarkt
- Member of the Supervisory Board of AXA Versicherung AG, Cologne
- Member of the Supervisory Board of Heidelberger Druckmaschinen AG, Heidelberg

Before joining SGL Carbon AG, Koehler had worked for the Hoechst Group from 1971 to 1991, where he was Marketing Manager for Organic Chemicals at Hoechst UK Ltd., Director of Hoechst Colombiana S.A. in Colombia and, finally, Corporate Planning Manager at the headquarters in Frankfurt.

After completing a commercial apprenticeship, he studied business administration at Mainz University of Applied Sciences.

Robert Koehler is married.

Rainer Laufs

Born in Bremen on November 6, 1941
Self-employed consultant
Further positions:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Chairman of the Supervisory Board of WCM Beteiligungs- und Grundbesitz AG, Frankfurt am Main
- Member of the Supervisory Board of Klöckner Werke AG, Duisburg

Before he became self-employed, Laufs worked for two years as Executive Director of Forum für Zukunftsenergien e.V. in Berlin. He graduated in economics and obtained his professional experience primarily with the Shell Group, for which he worked in the U.K., the Netherlands and elsewhere. He was with Shell for a total of 30 years, most recently as Chairman of the Management Board of Deutsche Shell AG.
He completed a bank apprenticeship before studying business administration in Cologne, Los Angeles and Boston.
Rainer Laufs is married with two children.

Lutz Lingnau

Born in Königsberg on March 9, 1943
Further positions:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Board of Directors of Sirna Therapeutics Inc., San Francisco, United States
- Chairman of the Board of Directors of Medrad Inc., Indianola, Pennsylvania, United States
- Chairman of the Board of Directors of Intendis Inc., Montville, New Jersey, United States

Until the end of 2005 Lingnau was a member of the Board of Management of Schering AG, Berlin, and President and Chief Executive Officer of Schering Berlin, Inc. in the United States.
Having joined Schering as a management trainee in 1966, he held various positions at Schering AG and its subsidiaries in South America and the U.S. from 1968 to1989. From 1983 to 1985, he was President of Berlex Laboratories Inc., United States.
Lutz Lingnau is married with three children.

Prof. Dr. Ulrich Middelmann

Born in Limburg on January 20, 1945
Vice Chairman of the Executive Board of ThyssenKrupp AG
Further positions:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of RAG AG, Essen
- Chairman of the Advisory Board of Hoberg & Driesch GmbH & Co. KG, Düsseldorf
- Member of the Supervisory Board of E.ON Ruhrgas AG
- Further positions at subsidiaries of ThyssenKrupp AG, Duisburg/Essen

Middelmann has worked for the Krupp Group since 1977, holding positions of responsibility in several of its business areas. Before this, from 1972 to 1977, he was employed at the Betriebswirtschaftliches Institut der Eisenhüttenindustrie in Düsseldorf.
He studied mechanical engineering at Darmstadt Technical University and business administration at Rheinisch-Westfälische University in Aachen. In 1976, Middelmann was awarded a Ph.D. in economics by the Ruhr University in Bochum. He was appointed a part-time professor at Tongji University in Shanghai in 2003.
Ulrich Middelmann is married with three sons.

Dr. Siegfried Rometsch

Born in Leonberg on August 26, 1938
Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf
Further positions:
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Deputy Chairman of the Supervisory Board of APCOA Parking AG, Stuttgart
- Member of the Supervisory Board of Düsseldorf University Hospital, Düsseldorf
- Member of the Board of HSBC Private Banking Holdings (Suisse) SA, Geneva
- Member of the Supervisory Board of HSBC Bank Polska S.A., Warsaw, Poland
- Chairman of the Advisory Board of Management Partner GmbH, Stuttgart

Before he became Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Rometsch was a general partner of this bank for 21 years and its spokesman for the last six years.
Prior to this, Rometsch had obtained professional experience at Chase Manhattan Bank in New York and Frankfurt, finally serving as General Manager for Germany, at Landesgirokasse in Stuttgart and in the cabinet of the President of the European Commission in Brussels.
Rometsch studied economics at Innsbruck, Kiel and Munich universities, obtaining his Ph.D. in Munich.
Siegfried Rometsch is married.

Hans-Jürgen Schicker

Born in Rheinhausen on November 1, 1953
Chairman of the LANXESS Works Council in Uerdingen
Further positions:
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Schicker has been a member of the Bayer AG Works Council since 1981 and is currently responsible for LANXESS in Uerdingen. He obtained his professional experience as a fitter at Bayer AG, becoming a full-time member of the works council in 1984.
He trained as a fitter with Bayer AG.
Hans-Jürgen Schicker is married with two children.

Gisela Seidel

Born in Düsseldorf on February 2, 1951
Chairwoman of the LANXESS Works Council in Dormagen
Further positions:
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Seidel was appointed by the court to the LANXESS AG Supervisory Board on March 14, 2005. From 1984 to 1999 she was a member of the Bayer AG Works Council in Dormagen. She was assigned to LANXESS at the time of the spin-off and elected Chairwoman at the first meeting of the LANXESS Works Council in Dormagen.
She obtained the entrance qualification for a university of applied sciences before training as a chemical laboratory assistant at Bayer AG in Dormagen.
Gisela Seidel is married with a daughter.

FINANCIAL INFORMATION

Foreword The management report and consolidated financial statements of the LANXESS Group constitute the first mandatory financial reporting in accordance with commercial and stock corporation law since the spin-off from Bayer AG on January 28, 2005. For the previous year, voluntary Group statements (Combined Financial Statements) and a voluntary Group management report were prepared. These were intended to portray the business operations that were spun off to LANXESS as though the LANXESS Group had existed previously in the structure defined for the spin-off. Since the spin-off took place by means of a carve-out, the reporting for 2005 had to be prepared as though the LANXESS Group had already been in existence at the beginning of the previous year – i.e. as of January 1, 2004 – and as though the Bayer Group's chemical business and part of its polymers business had already changed hands before then. For this reason the LANXESS Group Management Report and Consolidated Financial Statements as of December 31, 2005, contain prior-year figures for comparison. The preparation of the Combined Financial Statements required the use of estimates and assumptions affecting the classification and valuation of assets, liabilities, income and expenses. The effects on the financial data of the transition from the Combined Financial Statements to the Consolidated Financial Statements of the LANXESS Group are explained in the Notes.

The LANXESS Group

Business and strategy The LANXESS Group is a globally operating chemicals enterprise with a portfolio ranging from basic, specialty and fine chemicals to polymers and elastomers. As margins are currently unsatisfactory, it is essential to evolve lean, uncomplicated structures, and to systematically optimize plants and processes.

To raise profitability to the level typical of other companies in the industry, LANXESS has adopted a strategic package with four phases: quickly implementable performance improvements, targeted restructuring, portfolio adjustments and acquisitions. The company is currently taking steps in pursuit of the first three phases; the fourth, acquisitions, will come into play in the medium term. Another core feature of the strategy is selective organic growth in profitable markets.

The segments in brief Organizationally, the LANXESS Group is divided into four segments: Performance Rubber, Engineering Plastics, Chemical Intermediates and Performance Chemicals.

The **Performance Rubber** segment combines all the Group's activities in synthetic rubber production. Here LANXESS offers a broad portfolio of innovative products, many of which are international leaders. The segment comprises the Butyl Rubber, Polybutadiene Rubber and Technical Rubber Products business units, and has production sites in Dormagen, Leverkusen and Marl, Germany; Zwijndrecht, Belgium; La Wantzenau and Port Jérôme, France; Sarnia, Ontario, Canada; and Orange, Texas, United States. Its products have applications in areas ranging from tires and other automotive components through construction materials, leisure equipment and machinery to chewing gum.

LANXESS's **Engineering Plastics** segment makes it one of the world's most important suppliers of polymers. This segment's business units are Styrenic Resins, Semi-Crystalline Products and Fibers,* and its production sites are located in Dormagen, Hamm-Uentrop and Krefeld-Uerdingen, Germany; Antwerp, Belgium; Camacari, Brazil; Baroda, India; Tarragona, Spain; Map Ta Phut, Thailand; and at Addyston, Ohio and Bushy Park, South Carolina in the United States. The plastics that LANXESS produces are particularly used in household appliances, the automotive industry, electrical engineering, electronics, and medical equipment.

The operations that LANXESS combines in its **Chemical Intermediates** segment make it one of the world's leading suppliers of basic and fine chemicals and inorganic pigments. The business units in this segment are Basic Chemicals, Fine Chemicals and Inorganic Pigments, and its production sites are in Brunsbüttel, Dormagen, Leverkusen and Krefeld-Uerdingen, Germany; Sydney, Australia; Porto Feliz, Brazil; Shanghai, China; Branston, Staffordshire, United Kingdom; Vilassar de Mar, Spain; and at Baytown, Texas; Imperial, Pennsylvania; and New Martinsville, West Virginia in the United States. These products are used in such diverse sectors as agrochemicals, construction, dyes and pharmaceuticals.

* divested effective 2006

The **Performance Chemicals** segment embraces the Group's application-oriented specialty chemicals operations. The business units in this segment are Material Protection Products, Functional Chemicals, Leather, Textile Processing Chemicals, Paper,* RheinChemie, Rubber Chemicals and Ion Exchange Resins. It has numerous production sites: in Mannheim, Leverkusen, Krefeld-Uerdingen, Brunsbüttel, Bitterfeld and Kürten, Germany; Antwerp, Belgium; Merebank, Newcastle, Isithebe and Rustenberg, South Africa; Montreal, Quebec, Canada; Birmingham and Trenton, New Jersey, Wellford and Bushy Park, South Carolina, and Chardon, Ohio in the United States; Zarate, Argentina; Wuxi and Qingdao, China; Thane and Madurai, India; Filago, Italy; Ede, Netherlands; Lerma, Mexico; and Toyohashi, Japan. Its varied products are used in disinfectants, dyes, wood preservatives, the food and beverage industry, the leather and textiles industries, and more.

Organization LANXESS AG functions largely as a management holding company. Each business unit has global responsibility for its own operations. LANXESS Deutschland GmbH is a wholly owned subsidiary of LANXESS AG, and in turn owns the interests in the other subsidiaries and affiliates both in Germany and elsewhere.

The following are the principal companies directly or indirectly wholly owned by LANXESS AG:

- LANXESS Deutschland GmbH, Leverkusen, Germany: production and sales, all segments
- LANXESS Corporation, Pittsburgh, Pennsylvania: production and sales, all segments
- LANXESS Elastomères S.A.S., Lillebonne, France: production and sales, Performance Rubber
- LANXESS Inc., Sarnia, Ontario: production and sales, Performance Rubber
- LANXESS International SA, Fribourg, Switzerland: sales, all segments
- LANXESS N.V., Antwerp, Belgium: production and sales, Engineering Plastics and Performance Chemicals
- LANXESS Rubber N.V., Zwijndrecht, Belgium: production and sales, Performance Rubber
- RheinChemie Rheinau GmbH, Mannheim, Germany: production and sales, Performance Chemicals

The following major organizational changes in the segments were initiated or carried out during 2005:

The decision was made to spin off the Fine Chemicals business unit as a part of the first restructuring package. As of the second quarter of 2006, it will appear under the LANXESS umbrella as a legally autonomous, mid-sized enterprise named Saltigo. With a new focus and a new business model, the company will develop, produce and sell custom solutions for clients in the pharmaceutical, agrochemical and specialty chemical industries.

After restructuring the fibers operations in the spring of 2005, in December LANXESS sold the Dorlastan fibers business to Japan's Asahi Kasei Fibers (AKF), as the first step in streamlining the portfolio. The transaction was consummated in the first quarter of 2006. In early December 2005, Berlac AG, of Sissach, Switzerland, bought iSL-Chemie, a subsidiary of the RheinChemie business unit in the Performance Chemicals segment. Also in December, the Performance Chemicals segment's Paper business unit was sold to Finland's Kemira Group. Now that the antitrust authorities have approved the transaction, consummation is expected on March 31, 2006.

Value management/control system To achieve its strategic goals, the LANXESS Group needs concrete controlling parameters against which it can measure the success of its efforts. Such assessments are founded on a reliable, readily understandable financial and controlling information system. LANXESS is constantly working to improve the information provided by the Accounting and Controlling group functions, through consistent reporting of projected, expected and actual data.

The key controlling parameter for the LANXESS Group at present is EBITDA (earnings before interest, taxes, depreciation and amortization) pre exceptionals. It is calculated from EBIT by adding back depreciation and amortization relating to operations, leaving out any exceptional items. Each operating decision or achievement is measured in both the short and the long term by how it affects EBITDA.

* divested effective 2006

To monitor working capital, LANXESS uses two key performance indicators: DSI (days of sales in inventories) and DSO (days of sales outstanding). These represent inventories and receivables, respectively, as a function of sales. Another important performance indicator is free cash flow, which indicates the business units' direct contributions toward generating cash. It is calculated for the operating units by a simplified cash flow method.

To supplement and optimize the control system, LANXESS plans to introduce additional parameters in the coming years, including return on capital employed (ROCE) and the net debt ratio. ROCE is the ratio of EBIT pre exceptionals to capital employed. Capital employed can be derived from balance sheet data; it is defined as total assets less deferred tax assets and interest-free liabilities. Interest-free liabilities comprise provisions (not including provisions for pensions), tax liabilities, trade payables, and material items included under "other liabilities." The net debt ratio is defined as the total of current and non-current financial liabilities, less liquid assets, divided by EBITDA pre exceptionals.

Expenditures for property, plant and equipment are subject to rigorous capital discipline, and focus systematically on those product areas with the greatest potential for success. LANXESS is planning on capital expenditures of between €250 million and €270 million for fiscal 2006. The target EBITDA margin pre exceptionals for 2006 is 9 to 10%, based on 2004 sales.

Business Conditions

The economic environment The upswing of the global economy continued in 2005, albeit rather less dynamically than in 2004, with growth of more than 3%. The most significant positive factors were many countries' expansive monetary policies, low interest rates in the capital markets, and a broad-based improvement in corporate profits. The sharp rise in prices for crude oil and energies dampened growth rates, especially in the industrialized nations.

In absolute terms, the main growth driver last year was the United States. Despite a comparatively low growth rate, Europe contributed significantly to global economic development because of its size as an economic zone. Newly industrialized Asian countries, especially China and India, enjoyed steady and high growth rates.

The U.S. dollar gained significant ground against the euro over the course of 2005. At year's end, the euro was worth just under $1.18 – down 13.4% from a year earlier. On average, however, the exchange rate remained almost unchanged from 2004.

Prices of raw materials rose significantly again during 2005. In a highly volatile market, the price of oil climbed from about US$40 to about US$59 per barrel. The principal reason was market participants' growing uncertainty about a sustained, reliable supply.

GDP and chemical production in 2005

Change vs. prior year in % (projected)	Gross domestic product	Chemical production*
Americas	3.5	1.0
NAFTA	3.4	(0.5)
Latin America	4.7	7.5
EMEA	2.6	4.0
Germany	1.6	7.0
Western Europe	2.1	2.5
Central/Eastern Europe	5.4	5.5
Asia-Pacific	4.7	5.5
Japan	2.5	1.0
Greater China	8.9	9.0
India	7.8	12.0
World	**3.5**	**4.0**

* rounded to 0.5%

The chemical industry Global chemical industry production rose by about 4% in 2005.

The hurricanes in the United States barely affected the growth of the nation's economy, but the U.S. chemical industry suffered substantial losses. A recovery is expected, however. Chemical production in Europe was up 4%. Exports were a significant driver for the chemical industry's growth here. The strong economic growth of the emerging markets of central and eastern Europe, Latin America and – most especially – Asia was also reflected in the growth rates of the chemical industry, which were far above average. The rapid growth of the chemical industry in China and India highlights the trend toward local production. All the same, China remained a net importer of chemical products in 2005.

Evolution of major user industries The automotive industry performed robustly in 2005, with global production growing 3.5%. While the industry enjoyed especially high growth rates in South America, eastern Europe and Asia, it grew less vigorously in North America and western Europe. In Western Europe particularly, the unsatisfactory performance of the economy in general, and consumers' resulting reluctance to spend, played a role; so did high fuel prices.

The construction industry grew slightly overall, with a worldwide growth rate of 3.0%. Central and Eastern Europe showed the largest gain by far, 6.5%. In Asia, the construction industry benefited from general economic growth.

The electrical and electronics industries did very well in 2005, growing 6.5%. The principal drivers were the dynamic NAFTA and Asian markets.

The tire industry's regional performance reflected the shift of production to emerging nations. The downtrend in the NAFTA region was alleviated somewhat by higher production in Mexico. Western Europe also cannot escape the trend toward relocating standard tire production. However, production of high-quality tires is making up for the difference, so the market as a whole stagnated.

The world's textile industry performed very unevenly in 2005. It shrank in Germany and the rest of western Europe, as well as in North America, but showed very high growth rates in eastern Europe and South America, and most of all in Asia. The chief cause was the ongoing global trend toward transferring production sites to emerging economies. Overall, the textiles, apparel and leather sector grew 2.0% worldwide.

Evolution of major user industries in 2005*

Change vs. prior year in % (projected)	Automotive	Construction	Electrical	Tires	Textiles, Apparel, Leather
NAFTA	1.0	2.0	6.0	(2.5)	(5.0)
Latin America	10.0	4.5	6.0	6.0	3.0
Western Europe	2.0	2.0	4.5	0.0	(3.0)
Central/Eastern Europe	7.0	6.5	8.5	6.5	4.0
Asia-Pacific	5.0	3.0	8.5	5.5	6.5
World	**3.5**	**3.0**	**6.5**	**2.5**	**2.0**

* rounded to 0.5%

Business Performance of the LANXESS Group

- EBITDA pre exceptionals climbs €134 million, to €581 million
- EBITDA margin pre exceptionals up from 6.6% to 8.1%
- "Price before volume" strategy consistently and successfully implemented
- Substantial exceptional items pull down operating result
- Net financial debt reduced by approx. 40% to €680 million
- EBITDA pre exceptionals expected to grow again in 2006
- Above-average sales growth, capital expenditures and business outlook in Asia-Pacific

Summary of the fiscal year In 2005, the LANXESS Group improved its operating result before depreciation and amortization (EBITDA) pre exceptionals by a substantial €134 million, or 30.0%, to €581 million. Major contributory factors were a favorable economic environment outside of Europe, improvements in efficiency, and the consistent pursuit of the "price before volume" strategy. Wherever possible, higher costs for raw materials and energy were passed on through higher selling prices. The EBITDA margin improved 1.5 percentage points, to 8.1%. This improvement was another step along the road to bringing profitability up to the market average, and was in line with LANXESS's own expectations for the year. But the restructuring measures and portfolio adjustments initiated during the year weighed heavily on the operating result. After further exceptional charges and a worsened financial result, the net loss for the Group was €51 million greater than in the previous year, at minus €63 million.

Key financial data	2004	2005	Change
€ million			in %
Sales	6,773	7,150	5.6
Gross profit	1,424	1,613	13.3
EBITDA pre exceptionals	447	581	30.0
EBITDA margin pre exceptionals	6.6%	8.1%	–
EBITDA	387	341	(11.9)
Operating result (EBIT) pre exceptionals	158	332	110.1
Operating result (EBIT)	59	28	(52.5)
Financial result	(79)	(145)	83.5
Loss before income taxes	(20)	(117)	*
Net loss	(12)	(63)	*
Earnings per share (€)	(0.16)	(0.75)	*

* change of more than 200%

Sales and earnings

Sales Group sales rose by 5.6% from the year before, to €7,150 million. Here a pricing-induced rise of €531 million, or 7.9%, in sales and a positive currency effect of €34 million, or 0.5%, were countered by a decrease in volume of €188 million, or 2.8%.

Effects on sales	2005
Approximate data	in %
Price	7.9
Volume	(2.8)
Currency	0.5
	5.6

These effects are in line with the purpose of the "price before volume" strategy that LANXESS pursued systematically in 2005. They also reflect the price increases adopted in some areas of the business to pass on the higher cost of raw materials and energy.

Sales by segment	2004	2005	Change
€ million			in %
Performance Rubber	1,431	1,678	17.3
Engineering Plastics	1,722	1,737	0.9
Chemical Intermediates	1,487	1,535	3.2
Performance Chemicals	1,910	1,977	3.5
Corporate Center, Services, Non-Core Business, Reconciliation	223	223	0.0
	6,773	**7,150**	**5.6**

The Performance Rubber segment posted a very substantial rise in sales that was mainly the result of higher prices. The other segments also reported sales increases, likewise resulting almost entirely from higher prices. Currency effects played only a minor role in all segments. From the geographical viewpoint, sales growth was concentrated in the Americas and Asia-Pacific regions.

Gross profit With the cost of sales increasing less strongly than sales revenues, gross profit advanced by 13.3% to €1,613 million. The gross profit margin rose 1.6 percentage points, to 22.6%. The cost of sales was particularly affected by higher prices for raw materials and energy.

Sales and EBITDA pre exceptionals

€ million


6,773
7,150
447
581
O Sales
O EBITDA pre exceptionals
2004 2005 2004 2005

EBITDA and operating result (EBIT) Despite the expanding volume of business, the selling costs and general administrative expenses remained almost unchanged from the prior year, rising 0.3% and 0.4% respectively, thanks largely to the cost-cutting and efficiency-enhancing measures implemented in the Group's sales and administrative departments in 2005.

Research and development costs decreased 17.9%, to €101 million. Thus R&D costs represented 1.4% of sales, compared to 1.8% a year earlier.

Other operating expenses less other operating income rose substantially from €98 million to €336 million, primarily as a consequence of the exceptional charges for restructuring measures and portfolio adjustments that are included under this item.

EBITDA pre exceptionals by segment	2004	2005	Change
€ million			in %
Performance Rubber	123	214	74.0
Engineering Plastics	49	66	34.7
Chemical Intermediates	202	211	4.5
Performance Chemicals	152	212	39.5
Corporate Center, Services, Non-Core Business, Reconciliation	(79)	(122)	54.4
	447	**581**	**30.0**

All operating segments of the LANXESS Group increased their EBITDA pre exceptionals in 2005. The Performance Rubber segment in particular achieved a substantial improvement amid favorable market conditions. Performance Chemicals – and beginning from a lower level, Engineering Plastics – also made earnings contributions that were more than 30% above the prior year.

The 2005 operating result (EBIT), which was substantially higher than a year earlier, was nevertheless pulled down by exceptionals totaling €304 million, all of which are included in the other operating result. This charge related particularly to the extensive package of measures to enhance the LANXESS Group's competitiveness, and were mostly the result of global restructuring programs and initiated portfolio adjustments. Additional exceptional charges of €71 million went for settlements related to antitrust investigations. The expenditures attributable to LANXESS and recognized in the Consolidated Financial Statements as a result of the settlements concluded by Bayer AG in the context of certain antitrust proceedings in 2005, fully used up the maximum reimbursement of €100 million that applies to most aspects of this litigation. Further details on this point are given in the Notes to the Consolidated Financial Statements. Additional exceptional charges of €64 million resulted from impairment losses on non-current assets, associated in part with the restructuring measures and portfolio adjustments already mentioned above. The total exceptional charges of €99 million for 2004 mainly included environmental protection expenses of €40 million, litigation-related expenses of €20 million, and goodwill impairments of €20 million.

After exceptionals, the operating result was down 52.5%, to €28 million.

Reconciliation of EBIT to net loss	2004	2005	Change
€ million			in %
Operating result (EBIT)	**59**	**28**	**(52.5)**
Loss from investments in affiliated companies	(2)	(32)	*
Net interest expense	(46)	(41)	10.9
Other financial income and expenses – net	(31)	(72)	(132.3)
Financial result	**(79)**	**(145)**	**(83.5)**
Loss before income taxes	**(20)**	**(117)**	*
Income taxes	13	63	*
Loss after taxes	**(7)**	**(54)**	*
of which:			
Minority interests	5	9	80.0
Net loss	(12)	(63)	*

* change of more than 200%

Financial result The financial result came in at minus €145 million, compared to minus €79 million for the prior year. A slight improvement in the net interest expense was countered by a loss from the at-equity valuation of Bayer Industry Services GmbH & Co. OHG (BIS), largely as a consequence of that company's allocations to non-current provisions for liabilities. A deterioration in the balance of exchange gains and losses, and the expenses for the repurchase and resale of the mandatory convertible bond issued in September 2004 also played a role.

Loss before income taxes The lower operating result and the deterioration in the financial result widened the loss before income taxes by €97 million, to €117 million.

Income taxes The pre-tax loss resulted in a tax credit of €63 million, compared to the previous year's tax credit of €13 million. The tax rate dropped from 65.0% in the previous year to 53.8%.

Net loss/Earnings per share After deductions of €9 million for minority interests, the LANXESS Group recorded a net loss of €63 million for 2005, due largely to the exceptional items mentioned above. The net loss for 2004 was €12 million, after minority interests of €5 million. Earnings per share were minus €0.75 in 2005, compared to minus €0.16 the year before.

Performance by Region

Sales by market	2004	2005	Change
€ million			in %
EMEA (excluding Germany)	2,419	2,494	3.1
Germany	1,610	1,538	(4.5)
Americas	1,757	1,928	9.7
Asia-Pacific	987	1,190	20.6
	6,773	**7,150**	**5.6**

LANXESS's foreign companies give it a presence in every important chemical and polymer market. It uses leading processes and technologies to manufacture products for the world market at some 50 locations in 18 countries, particularly Germany, Belgium, the United States, Canada and China. Nearly 50% of LANXESS employees work at its international locations. LANXESS generates 79% of its sales outside Germany.

Sales by region


16.6
34.9
21.5
27.0
EMEA (excluding Germany)
Americas
Germany
Asia-Pacific

In the EMEA region (Europe, Middle East, Africa), excluding Germany, sales were up 3.1% from the previous year, to €2,494 million. The Chemical Intermediates and Performance Rubber segments saw sales rise substantially, in part because they passed on the rising cost of raw materials. Sales growth was highly satisfactory in Belgium and Italy and also in eastern Europe, where LANXESS benefited from an improvement in the overall business conditions. The EMEA region accounted for 34.9% of total sales, compared to 35.7% in 2004.

In Germany, LANXESS sales declined 4.5% from the previous year, to €1,538 million. Although business in the Performance Rubber segment expanded, sales were down in the other LANXESS segments because the company has intentionally shed low-margin business. Germany's share of total sales was 21.5%, compared to 23.8% in 2004.

LANXESS sales in the Americas region grew 9.7% to €1,928 million, primarily because of business expansion in the Chemical Intermediates and Performance Rubber segments. The United States remained the region's growth driver, and LANXESS's total business there grew a substantial 14.7%. The temporary production cutbacks at two U.S. sites due to the hurricanes had no sustained adverse effects on business performance. Positive performance in Argentina and Mexico lifted sales in the Latin America region above the previous year's level. The Americas as a whole accounted for 27.0% of Group sales in 2005, compared to 25.9% the year before.

In the Asia-Pacific region, extremely robust economic growth boosted sales by a gratifying 20.6%, to €1,190 million, with all segments performing very well. Most notably, Performance Rubber and Engineering Plastics generated substantial double-digit increases in their sales in the Asian markets, where LANXESS foresees a particularly promising future. Demand for rubber products and polymer-based plastics remained strong in 2005. China has now replaced Japan as LANXESS's most important market in the Asian region. This is partly the result of strategic action to strengthen the company's market position in China, including technology and production joint ventures with a variety of Chinese partners. Business was also especially strong in Thailand, India and Indonesia. The Asia-Pacific region's share of Group sales rose from 14.6% to 16.6%.

Segment Data

- Performance Rubber: Leading market position consolidated
- Engineering Plastics: Slight improvement in performance
- Chemical Intermediates: Stable margins safeguard earnings contributions
- Performance Chemicals: "Price before volume" strategy bears fruit


3.1
23.5
27.6
24.3
21.5

Sales by segment

in %

- Performance Rubber
- Engineering Plastics
- Chemical Intermediates
- Performance Chemicals
- Reconciliation

Performance Rubber	2004		2005		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,431		1,678		17.3
EBITDA pre exceptionals	123	8.6	214	12.8	74.0
EBITDA	111	7.8	171	10.2	54.1
Operating result (EBIT) pre exceptionals	62	4.3	151	9.0	143.5
Operating result (EBIT)	50	3.5	108	6.4	116.0
Capital expenditures*	76		75		(1.3)
Depreciation and amortization	61		63		3.3
Number of employees (December 31)	3,163		3,119		(1.4)

* intangible assets and property, plant and equipment

In 2005 the **Performance Rubber** segment enjoyed 17.3% growth in sales over the prior year, to €1,678 million. Price increases averaging 18.1% served to pass on the higher costs of energy and raw materials – especially butadiene and isobutylene – to the market. Volumes dipped by 1.5% as a result of the "price before volume" strategy. Positive currency effects had only a minor effect of 0.7%. The LANXESS Group consolidated its strong market position in butyl rubber.

The segment's EBITDA pre exceptionals jumped by 74.0%, to €214 million thanks to the systematic pursuit of the "price before volume" strategy, especially in the Polybutadiene Rubber and Technical Rubber Products business units. Cost containment and efficiency enhancements also helped improve earnings throughout the segment. The restructuring measures that were initiated in the Technical Rubber Products business unit during 2005 will become fully effective in 2006. The EBITDA margin for the segment as a whole improved 4.2 percentage points, to 12.8%.

Exceptionals in this segment, at €43 million, related to expenditures for the aforementioned settlements in the context of antitrust investigations involving the Technical Rubber Products business unit. Provisions for such settlements gave rise to exceptional charges of €12 million in the previous year.

Engineering Plastics	2004		2005		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,722		1,737		0.9
EBITDA pre exceptionals	49	2.8	66	3.8	34.7
EBITDA	49	2.8	66	3.8	34.7
Operating result (EBIT) pre exceptionals	9	0.5	33	1.9	**
Operating result (EBIT)	12	0.7	10	0.6	(16.7)
Capital expenditures*	45		45		0.0
Depreciation and amortization	37		56		51.4
Number of employees (December 31)	3,652		3,479		(4.7)

* intangible assets and property, plant and equipment
** change of more than 200%

Sales in the **Engineering Plastics** segment, at €1,737 million, maintained the same high level as the prior year, gaining 0.9%. Price increases, at 6.7%, combined with a 0.5% positive currency effect, compensated for the expected adverse volume effect of minus 6.3%. Sales developed particularly well in the Semi-Crystalline Products business unit, where price increases were successfully implemented in the context of highly volatile raw material costs. The Fibers business unit was hampered all year by the global overcapacities in the fibers business and the resulting slump in prices and volumes.

A slight improvement in this segment's gross profit margin, combined with lower administrative and R&D expenses, enabled EBITDA pre exceptionals to climb 34.7%, to €66 million. Production facilities in the Semi-Crystalline Products business unit enjoyed very high levels of utilization all year. Concentrating on higher-margin business proved particularly beneficial in the Styrenic Resins business unit. However, the adverse performance of the Fibers business unit prevented a better segment result.

The segment's EBITDA margin, which remained at the low level of 3.8%, underscores the need for the restructuring measures that were launched during 2005 to realign the Styrenic Resins business unit. The production consolidations, along with capacity and portfolio adjustments, are already starting to bear fruit. The sale of the fibers business, which has now been completed, should likewise have a lasting positive effect on the performance of the Engineering Plastics segment.

The segment's operating result was diminished by impairment losses of €14 million in the Styrenic Resins business unit and €9 million in the Fibers business unit. In the previous year, earnings of the Styrenic Resins business unit were assisted by asset write-backs of €24 million, although this income was partially offset by further write-downs of €21 million.

Chemical Intermediates	2004		2005		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,487		1,535		3.2
EBITDA pre exceptionals	202	13.6	211	13.7	4.5
EBITDA	202	13.6	211	13.7	4.5
Operating result (EBIT) pre exceptionals	111	7.5	143	9.3	28.8
Operating result (EBIT)	89	6.0	129	8.4	44.9
Capital expenditures*	89		59		(33.7)
Depreciation and amortization	113		82		(27.4)
Number of employees (December 31)	3,819		3,353		(12.2)

* intangible assets and property, plant and equipment

The **Chemical Intermediates** segment generated a sales increase of 3.2% in 2005, to €1,535 million. Price increases, at 4.2%, together with a marginal 0.2% currency effect, more than made up for the 1.2% negative volume effect. Volumes were down in the Inorganic Pigments and Fine Chemicals business units. The Basic Chemicals business unit succeeded in implementing price increases, and thus was able to pass along some of the substantial rises in the cost of raw materials and energy. The Inorganic Pigments business unit experienced a weather-related drop in sales in the first quarter of 2005, which it was unable to make good during the rest of the year. The Fine Chemicals business unit saw a decline in sales of specialty chemicals in particular.

The EBITDA margin remained nearly constant at 13.7%, while EBITDA pre exceptionals rose 4.5%, primarily because of higher earnings in the Basic Chemicals business unit. By contrast, earnings in Inorganic Pigments were affected by the loss of sales in the first quarter, and an adverse product mix in the second half. The problem of the Fine Chemicals business unit's inadequate earnings contributions was addressed during the year by an extensive package of measures to restore the unit's international competitiveness. These included the closure of unprofitable facilities and, most importantly, a clearer positioning of this unit in the market for exclusive custom syntheses. LANXESS will be emphasizing the latter aspect during the current year by spinning off the unit into a legally separate company named Saltigo.

The exceptionals included in the segment's operating result comprised impairment losses of €14 million for the Fine Chemicals business unit. In the previous year this business unit accounted for €27 million in impairment losses, mitigated by asset write-backs of €5 million.

Performance Chemicals	2004		2005		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,910		1,977		3.5
EBITDA pre exceptionals	152	8.0	212	10.7	39.5
EBITDA	104	5.4	184	9.3	76.9
Operating result (EBIT) pre exceptionals	77	4.0	146	7.4	89.6
Operating result (EBIT)	9	0.5	118	6.0	**
Capital expenditures*	57		61		7.0
Depreciation and amortization	95		66		(30.5)
Number of employees (December 31)	5,140		4,743		(7.7)

* intangible assets and property, plant and equipment
** change of more than 200%

Sales in the **Performance Chemicals** segment grew 3.5% from the prior year, to €1,977 million. This increase derived from positive price and currency effects, amounting to 4.4% and 0.6%, respectively, combined with a 1.5% overall decrease in volumes. All business units except Paper raised their prices to pass on the higher costs of raw materials and energy, and these increases more than made up for the lower volumes. Sales were especially strong in the Rubber Chemicals, Leather and Ion Exchange Resins business units, while the Textile Processing Chemicals business unit saw a substantial sales decline as a consequence of lower volumes.

EBITDA pre exceptionals improved 39.5%, to €212 million, primarily because of better cost structures and the successful pursuit of the "price before volume" strategy. The EBITDA margin gained 2.7 percentage points, to 10.7%, particularly in light of the earnings contributions from the Rubber Chemicals and Leather business units. The sale of the Paper business unit to Finland's Kemira Group in the current year should have a positive effect on the segment's performance.

The segment's operating result was hampered by €28 million for settlements in the context of antitrust investigations already referred to above in the Rubber Chemicals business unit. In the previous year, such settlements led to exceptional charges of €8 million. Additionally, exceptional expenses for 2004 included a €20 million write-down of goodwill in the RheinChemie business unit, and expenses of €40 million for environmental protection measures in the Leather business unit.

Corporate Center, Services, Non-Core Business, Reconciliation	2004		2005		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	223		223		0.0
EBITDA pre exceptionals	(79)	(35.4)	(122)	(54.7)	54.4
EBITDA	(79)	(35.4)	(291)	(130.5)	**
Operating result (EBIT) pre exceptionals	(101)	(45.3)	(141)	(63.2)	39.6
Operating result (EBIT)	(101)	(45.3)	(337)	(151.1)	**
Capital expenditures*	12		11		(8.3)
Depreciation and amortization	22		46		109.1
Number of employees (December 31)	3,885		3,588		(7.6)

* intangible assets and property, plant and equipment
** change of more than 200%

Sales from non-core business operations remained constant compared with the prior year, at €223 million. Positive price effects, at 4.5%, almost entirely countered the negative volume effects of 4.9%. Currency effects came to 0.4%.

As expected, EBITDA pre exceptionals was down 54.4%, mostly because of the higher cost of sales, the cost of setting up LANXESS group functions, and expenditures for bonuses, pensions and other items. Departing from the presentation in the 2004 Annual Report, corporate costs are no longer allocated among the operating segments. As of fiscal 2005 they are instead reported collectively under the segment named "Corporate Center, Services, Non-Core Business, Reconciliation," facilitating a comparison of performance across LANXESS's operating segments. The previous year's amounts have been adjusted accordingly. The amount of corporate costs reclassified for 2004 was €64 million.

The €196 million in exceptional items for this segment related mainly to the extensive restructuring measures and portfolio adjustments initiated in fiscal 2005. The projects announced in recent months, which are supported by agreements with the employees in several countries, are designed to eliminate structural weaknesses and improve the LANXESS Group's international competitiveness. The expenses for restructuring measures and portfolio adjustments mainly comprise costs for headcount reductions, impairment charges, closures or partial closures of facilities, and the preparation of corporate transactions. Included in these expenses are impairment losses of €24 million. These expenses are included in the corporate cost segment because they relate to a Group-wide, cross-segment program of asset consolidations, process improvements and portfolio adjustments initiated by the Board of Management, and it is therefore not possible to allocate them properly among the operating segments.

Financial Condition

Balance sheet structure

- Net financial debt significantly reduced
- Maturity structure of Group financing improves sharply
- Total assets down slightly from previous year

Balance sheet structure
€ million/in %



4,577
4,341
4,341
4,577
43.4
56.6
42.3
57.7
28.9
36.3
34.8
29.8
19.2
51.0
Current liabilities
Non-current liabilities
Stockholders' equity (including minority interest)
Current assets
Non-current assets
2004
2005
2004
Assets
Stockholders' equity and liabilities

Total assets were down €236 million, or 5.2%, from the previous year, primarily because of a decrease in non-current assets. On the equity and liabilities side, there was substantial growth in long-term liabilities but a decrease in stockholders' equity and short-term liabilities.

Intangible assets and property, plant and equipment remained almost unchanged from the prior year. The most significant decreases in non-current assets – aside from the decline in the value of the interest in Bayer Industry Services GmbH & Co. OHG, which is included at equity – were in deferred taxes and other items. Both the decline in deferred tax assets and the increase in deferred tax liabilities resulted from an adjustment of these items – not recognized in income – necessitated by the transition from the Combined Financial Statements as of December 31, 2004, to the Consolidated Financial Statements of the LANXESS Group as of December 31, 2005. The capitalization of deferred tax assets as a consequence of recognizing in income certain restructuring expenses that were not yet tax-deductible, had the opposite effect. Other non-current assets decreased because Bayer Pensionskasse had to be accounted for as a defined-contribution pension plan after the spin-off.

Further details of the adjustment of deferred taxes, which does not affect the income statement, and of the accounting treatment of Bayer Pensionskasse are given in the Notes to the Consolidated Financial Statements.

Non-current assets accounted for 42.3% of total assets, compared to 43.4% in 2004.

Current assets decreased €83 million, or 3.2%. Although the cost of raw materials was up and foreign exchange rates acted to increase working capital, inventories decreased beyond projections by €83 million, or 7.2%, because of problems in obtaining deliveries from a raw material supplier. The picture is similar for trade receivables, which were down €72 million, or 6.3%, from the previous year. Days of sales in inventories and days of sales outstanding both improved against the previous year.

The LANXESS Group has no material off-balance-sheet assets.

On the equity and liabilities side, stockholders' equity, including minority interests, decreased €109 million, or 8.0%, from the year before. The equity ratio came in at 28.9%, compared to 29.8% for the prior year. The decrease in equity is a consequence of the net loss for the year, adjustments of deferred tax items not recognized in income, and a change in the method of accounting for certain pension plans. On the other hand, equity rose by €211 million due to the capital increase implemented out of contingent capital in the third quarter in connection with the exercise of conversion rights under the mandatory convertible bond. Further details of changes in equity and earnings-neutral adjustments are provided in the Statement of Changes in Stockholders' Equity and the Notes to the Consolidated Financial Statements.

Long-term liabilities increased significantly, by €698 million or 79.5%, to €1,576 million, accounting for 36.3% of total equity and liabilities. They include the €500 million Euro Benchmark Bond issued in fiscal 2005, which strengthened Group financing for the long term. Provisions for pensions and other post-employment benefits were up €79 million, or 18.9%, from the year before.

Short-term liabilities decreased €825 million, or 35.3%, to €1,509 million, largely because of the change in the Group's financing and the exercise of the conversion rights from the mandatory convertible bond that was included under this item in 2004. Other current provisions evolved in the opposite direction, rising €176 million, or 78.2%, primarily because of an increase in personnel-related provisions and restructuring provisions.

Net financial debt, defined as financial liabilities less cash and cash equivalents, came to €680 million as of December 31, 2005. This represents a substantial €455 million, or 40.1%, decrease from the previous year. The reduction is primarily the consequence of strong operating cash flow. Another contributor toward the improvement in the Group's capital and financing structure was the conversion of the mandatory convertible bond to stockholders' equity in July 2005.

The Group's key ratios are as follows:

Ratios in %		2004	2005
Equity ratio	Stockholders' equity** / Total assets	29.8	28.9
Non-current asset ratio	Non-current assets / Total assets	43.4	42.3
Asset coverage I	Stockholders' equity** / Non-current assets	68.7	68.4
Asset coverage II	Stockholders' equity** and non-current liabilities / Non-current assets	112.8	154.3
Funding structure	Current liabilities / Total liabilities	72.7	48.9
Gross profit margin	Gross profit / Sales	21.0	22.6
EBITDA margin*	Operating result* before depreciation and amortization / Sales	6.6	8.1
Return on sales*	Operating result* / Sales	2.3	4.6
ROCE*	Operating result* / Capital employed	5.4	12.9

* pre exceptionals
** including minority interest

Capital expenditures LANXESS makes selective capital expenditures to increase its international competitiveness, focusing on profitable businesses with attractive growth opportunities. Funds are allocated to individual segments in keeping with strategic targets. As a rule, capital expenditures are financed out of the cash flow from operating activities, or if these funds are insufficient, from other cash and credit lines available. Additionally, capital expenditure projects are also pursued as part of technology and production joint ventures with international partners.

Capital expenditures vs. depreciation and amortization


€ million
279
328
251
313
O Capital expenditures
O Depreciation and amortization
2004
2005

Capital expenditures for property, plant and equipment and for intangible assets came to €251 million in 2005, compared to €279 million the year before. Thus capital expenditures were below depreciation and amortization, which came to €313 million. Depreciation and amortization included €64 million in write-downs, which were reported as exceptionals. The prior year's depreciation and amortization was €328 million, including write-downs of €39 million.

Capital expenditures focused primarily on measures to replace or maintain facilities or to enhance plant availability, and projects to improve equipment safety, improve quality or comply with environmental protection requirements. About 60% of the capital expenditures in 2005 were to preserve existing facilities, while the rest were for expansion or efficiency improvement measures.

In regional terms, about 46% of 2005 capital expenditures for property, plant and equipment were made in Germany, about 25% in the EMEA region outside Germany, about 19% in the Americas, and about 10% in Asia. The figure for Asia more than doubled compared with the previous year.

Capital expenditures in the Performance Rubber segment, at €75 million (2004: €76 million) exceeded depreciation and amortization of €63 million. In Belgium, expenditures served to increase butyl rubber production, and work to expand production of these materials has also begun at the Sarnia site in Canada. The world-scale Baypren® plant at the Dormagen site was modernized further with the opening of a new control center, and in Shanghai, China, LANXESS dedicated a new technical center. The segment invested in a thermoreactor in Zwijndrecht, Belgium, in the context of environmental protection measures.

Capital expenditures in the Engineering Plastics segment came to €45 million, as in the previous year. This was below the level of depreciation and amortization, which came to €56 million. In particular, construction was completed in Wuxi, China, of a compounding plant for polyamide and polybutylene terephthalate-based engineering plastics.

Capital expenditures in the Chemical Intermediates segment came to €59 million (2004: €89 million), and were thus less than depreciation and amortization, which amounted to €82 million. In the Fine Chemicals business unit, in particular, substantially lower capital expenditures were made than a year earlier. Major capital expenditures in this segment pertained to updating and expanding precursor stages for specialty isocyanate production at the Leverkusen site, and maintaining existing plants.

Capital expenditures in the Performance Chemicals segment, at €61 million (2004: €57 million), were below the depreciation and amortization of €66 million. Major expenditures related to the relocation of the hydrazine hydrate production plant from the Baytown, Texas site in the United States to Weifang, China, as well as the completion of a plant for a cold sterilization agent at the Dormagen site. This new facility is intended to address the growing international demand for a microbiological stabilization technology that LANXESS offers for beverages.

Among the major individual projects for 2005 were:

Segment	Description
Performance Rubber (BU: Butyl Rubber)	Expansion of butyl rubber production in Zwijndrecht, Belgium, and Sarnia, Canada
Performance Rubber (BU: Technical Rubber Products)	Inauguration of a Technical Center in Shanghai, China
Engineering Plastics (BU: Semi-Crystalline Products)	Compounding plant for engineering plastics, Wuxi, China
Chemical Intermediates (BU: Basic Chemicals)	Modernization and expansion of a facility to manufacture precursors for specialty isocyanates, Leverkusen, Germany
Performance Chemicals (BU: Material Protection Products)	New facility for the production of cold sterilants for beverages, Dormagen, Germany
Performance Chemicals (BU: Functional Chemicals)	Joint venture for hydrazine hydrate, Weifang, China

Liquidity and capital resources

Financial condition

- Operating cash flow more than doubled
- Capital expenditures for property, plant and equipment financed out of operating cash flow
- Successful €500 million benchmark Eurobond issue
- Syndicated credit line refinanced on favorable terms

The cash flow statement shows cash inflows and outflows by type of business operation.

Cash flow statement	2004	2005	Change
€ million			
Loss before income taxes	(20)	(117)	(97)
Depreciation and amortization	328	313	(15)
Change in working capital and other assets and liabilities	(2)	378	380
Other items	5	50	45
Net cash provided by operating activities	**311**	**624**	**313**
Net cash used in investing activities	**(39)**	**(241)**	**(202)**
Net cash used in financing activities	**(214)**	**(319)**	**(105)**
Change in cash and cash equivalents from business activities	58	64	6
Cash and cash equivalents as of December 31	72	136	64

Cash provided by operating activities more than doubled in 2005 compared to the year before. Depreciation and amortization remained on a par with the previous year, but decreases particularly in working capital and in other assets and liabilities generated a high cash inflow. Reductions in inventories and trade receivables generated cash inflows of €262 million, compared to a cash outflow of €221 million the year before. This is a noteworthy success, since raw material prices and business volume both increased from the prior year. In 2005, pre-tax income was weighed down by allocations to provisions for restructuring and litigation. However, most of these provisions will not result in cash outflows until fiscal 2006 and thus did not affect operating cash flow for 2005.

Cash used in investing activities in 2005 was €202 million above the prior-year figure. In 2004 this item included repayment of a short-term loan of €256 million granted to the Bayer Group. Expenditures for property, plant and equipment and for intangible assets were down €28 million, or 10.0%, to €251 million and thus at the level budgeted for fiscal 2005. Sales of property, plant and equipment brought in cash of €8 million, compared to €26 million the year before.

Cash used in financing activities for 2005 came to €319 million, compared to €214 million in 2004. Most of this outflow resulted from a net loan repayment of €241 million. Details of the successful Euro Benchmark Bond issue in June 2005 and other steps taken to refocus and enhance the financing structure can be found in the chapter on the financing of the LANXESS Group. Interest expenses and other disbursements for financing activities, including those associated with the repurchase and resale of the convertible bond in June 2005, resulted in a net outflow of €76 million.

Allowing for changes in the scope of consolidation and in foreign exchange rates, cash and cash equivalents came to €136 million on the reporting date. This was a significant increase of €64 million, or 88.9%, from the previous year.

Financing of the LANXESS Group Financing activities in 2005 focused on strengthening the capital structure, safeguarding long-term liquidity, and taking advantage of attractive terms available on the capital markets.

In May 2005, in the period leading up to LANXESS's first issue on the Eurobond market, the company obtained an additional investment-grade rating (Baa3, with stable outlook) from Moody's Investor Services that further enhanced transparency for capital market participants. This rating is on a par with the BBB– initial rating assigned by Standard & Poor's in October 2004.

The company's first bond issue in the nominal amount of €500 million, successfully launched in June 2005, improved the maturity profile of financial liabilities and further diversified the financing portfolio. The proceeds from the €500 million issue – which was three times oversubscribed – were used to retire bank loans. The bond's volume qualified it as a benchmark bond for inclusion in the major European bond indices. It was issued with a seven-year maturity and a 4.125% annual interest coupon by LANXESS Finance B.V., an indirectly wholly owned subsidiary of LANXESS AG. The bond is underwritten by LANXESS AG and received investment-grade ratings of BBB– from Standard & Poor's and Baa3 from Moody's Investor Services, both with stable outlook. The bonds are traded on the Luxembourg Stock Exchange under the securities identification code A0E6C9.

An important indicator for industrial bonds, apart from the absolute change in price, is the relative valuation of the risk specific to the issuer in comparison to a reference interest rate. This valuation is expressed in what is known as the "credit spread." The chart below shows the evolution of the credit spread of the LANXESS bond in comparison to the interest-rate swap curve. The spread showed above-average improvement during the year in comparison both to LANXESS's own BBB rating class and to other chemical companies.

Bond Performance – Evolution of Credit Spread



Basis points
120
100
80
60
40
20
June 14, 2005
December 30, 2005
4.125% LANXESS 2012 (BBB-/Baa3)
iBoxx Corporate BBB
iBoxx Chemicals

Also in June 2005, LANXESS AG repurchased the €200 million mandatory convertible bond it had issued in September 2004 to Bayer AG. Immediately after the repurchase, the bond issue was resold to an investment bank, which then promptly placed the minimum 11.6 million shares that would result from conversion. The total proceeds from the issue thus came to €211 million. Upon the bondholder's exercise of the conversion rights under the mandatory convertible bond, the capital stock of LANXESS AG was increased on July 20, 2005 by €11,586,478 to €84,620,670 out of contingent capital. A total of 11,586,478 bearer shares of no-par stock were issued, each representing a pro-rated share of €1 of the capital stock. These new shares, which are entitled to any dividend as of January 1, 2005, have been traded on German stock exchanges since July 22, 2005. Besides eliminating the "stock overhang" of at least 11.6 million and at most 13.3 million shares that would have had to be issued no later than September 2007 in order to service the mandatory convertible bond, this transaction was also intended to enhance the liquidity of LANXESS stock and strengthen the company's equity base. Since the mandatory convertible bond carried a 6% p.a. interest coupon, the repurchase and resale also eliminates an interest expense of €12 million per year from fiscal 2006 onward.

In October 2005, LANXESS AG agreed with an international syndicate of banks on a new credit line of €1.25 billion. The agreement has a five-year term, and includes two extension options, each of which makes it possible to extend the credit line for another year with the banks' consent. This credit line completely replaced the €1.5 billion line arranged in December 2004. The latter had comprised a one-year tranche of €500 million and two five-year tranches totaling €1 billion. The October 2005 transaction was more than two times oversubscribed, and keen interest on the part of banks made it possible to increase the original target volume of €1 billion by a further €250 million. LANXESS views this successful early refinancing of the credit line on substantially more favorable terms as strong evidence of the banks' confidence in LANXESS. The new credit line will serve largely to safeguard liquidity, and is likely to be drawn on only to a limited degree.

Employees As of December 31, 2005, the LANXESS Group had a total of 18,282 employees. This was 1,377 fewer than a year earlier. Here it should be borne in mind that in the Combined Financial Statements at December 31, 2004, about 600 employees of Bayer companies were allocated statistically to the LANXESS Group because they worked for LANXESS in an agency capacity. Once the spin-off took effect, these employees were no longer assigned to the LANXESS Group.

Employees by region

in %


10.3
18.0
51.5
20.2
Germany
Americas
EMEA (excluding Germany)
Asia-Pacific

Employees by segment

in %


19.6
17.1
19.0
25.9
18.4
Performance Rubber
Engineering Plastics
Chemical Intermediates
Performance Chemicals
Reconciliation

Employees by functional areas

in %


9.0
3.2
15.3
72.5
Production
Marketing
Administration
Research

As of December 31, 2005, the LANXESS Group employed 3,290 individuals in the EMEA region (not including Germany), compared to 3,717 the year before. The number of employees in Germany was down substantially, from 10,098 to 9,410. Staff in the Americas was down to 3,694 from the previous year's 3,920, while there was only a slight decline in the Asia-Pacific region, from 1,924 to 1,888 as of December 31, 2005.

Personnel expenses totaled roughly €1,333 million, or 18.6% of sales, an increase of 10.9% from the previous year. Wages and salaries, at €1,040 million, accounted for most of this figure. Social security contributions were €185 million, pension plan expenses were just under €104 million, and social assistance benefits came to €4 million. Personnel expenses include substantial expenses associated with the restructuring measures carried out in fiscal 2005.

Procurement and Production

Procurement LANXESS uses a centrally managed global procurement organization to ensure a reliable supply of materials and services. Global procurement teams coordinate with the business units to pool requirements. A global procurement network enables them to leverage purchasing synergies, so that LANXESS can move efficiently in the market and exploit price advantages. LANXESS systematically applies best practice processes. These include e-procurement tools, such as e-catalogs and electronic marketplaces, many of which are integrated into the company's internal IT systems. About 30% of all items ordered are now handled through e-procurement.

Procuring petrochemical raw materials is a top priority at LANXESS. The biggest suppliers here in 2005 included BP, Chevron Phillips, Dow, Exxon Mobil, Huntsman, Ineos, Innovene, Lyondell, Shell Chemicals and Total. Other important suppliers of basic inorganic and organic chemicals are BASF, Bayer, Degussa and Rhodia.

Among the most important petrochemical raw materials by far for the LANXESS Group's production operations are 1,3-butadiene, styrene, cyclohexane, acrylonitrile, C4 raffinate 1, toluene, isobutene, benzene, ethylene and n-butane. The basic chemicals ammonia, aniline, chlorine, caustic soda, and sulfur are also important, as are ferrous raw materials. In all, the ten most important petrochemical raw materials accounted for a purchasing volume of about €1.3 billion in fiscal 2005, or roughly 50% of total raw materials expenses for the LANXESS Group.

Production LANXESS is one of Europe's major producers of chemical and polymer products. Its production facilities can make anywhere from very small batches of custom-synthesized products to basic, specialty and fine chemicals, polymers and elastomers in quantities of several thousand tons.

Each of the Group's production facilities is organizationally assigned to an individual business unit. The most important production sites are at Leverkusen, Dormagen and Krefeld-Uerdingen, Germany; Antwerp, Belgium; Bushy Park and Addyston, United States; Sarnia, Canada; and Wuxi, China. LANXESS also has other production sites in Argentina, Australia, Belgium, Brazil, Canada, China, France, Germany, India, Italy, Japan, Mexico, the Netherlands, South Africa, Spain, Thailand, the U.K. and the U.S.

Many production sites were affected by LANXESS's restructuring packages. Plants and capacities were reconfigured, rationalized, expanded or even closed. The two European locations of the Styrenic Resins business, Tarragona and Dormagen, have shifted focus. Tarragona will become the business unit's main location, while capacity will be cut back more sharply at Dormagen, which will now produce only high-grade products for Bayer MaterialScience.

In the Leather business unit, restructuring measures enhanced efficiency in both administration and production. Most production of tanning auxiliaries was moved from Germany to Italy. In 2007 LANXESS will close the site in New Martinsville, West Virginia, U.S., where the Inorganic Pigments business unit produces yellow pigments. Before the end of 2006, production at the site of the Textile Processing Chemicals business unit in Wellford, South Carolina will cease. Production from RheinChemie's site in Trenton, New Jersey, will be moved to Chardon, Ohio, and the Trenton site will be closed.

The restructuring process also involved shutting down several unprofitable facilities in the Fine Chemicals business unit. LANXESS has also begun restructuring the Technical Rubber Products business unit's site at La Wantzenau (France). Process optimization is among the steps that are yielding large savings here.

LANXESS successfully increased production of neodymium-catalyzed polybutadiene rubber. During 2005 it also made all the necessary preparations to consolidate polybutadiene rubber production at Orange, Texas, from four to three production lines as of January 1, 2006, at a substantial cost advantage to the company.

Capacity is also being expanded in Zwijndrecht (Belgium) and Sarnia, Ontario (Canada), to meet the growing demand for butyl rubber. To maintain its global lead in polychloroprene production, the company opened a new process control center for its chloroprene rubber unit in Dormagen – the largest facility of its kind in the world.

During the year LANXESS also invested in new production capacity at a number of Asian sites. Among these projects, it built a new production facility for high-tech engineering plastics; it started up two new facilities for leather chemical production at the Wuxi site; and it prepared for the fiscal 2006 startup of rubber antioxidant production as part of a joint venture in China.

Since the beginning of 2005, the company has been producing numerous chemicals in China on a contract basis for the textile industry worldwide. Additionally, by moving a hydrazine hydrate plant from the United States to China and setting up a joint venture with a Chinese partner, LANXESS has become one of the leaders in the Chinese hydrazine hydrate market. A new facility for polymer-bound chemicals at the Qingdao site has doubled the RheinChemie business unit's production capacity in China.

Sales Organization and Customers

Sales organization LANXESS sells its products all over the world, to several thousand customers in more than 140 countries across all continents. LANXESS's long-standing customer base includes leaders in each of its user industries. The company's well-established customer relationships are especially extensive in Europe and North and South America. To meet its customers' needs, LANXESS has set up very flexible marketing and sales structures. Sales are managed through 36 legal entities owned by LANXESS itself, 37 Bayer sales agencies, and independent sales partners throughout the world. Additionally, orders worth some €1.3 billion, or 18.2% of total sales, were processed via e-business in 2005. This capability is provided by the LanxessONE Internet tool and the ELEMICA Web portal for chemical products.

To keep as close as possible to customers and ensure they receive individual support, the LANXESS business units each manage their own sales organizations. Another competitive advantage for LANXESS is its approximately 50 production sites in 18 countries. Wherever possible, customers are supplied from production sites in the same region, saving both time and money.

Selling costs for fiscal 2005 came to 12.1% of LANXESS Group sales, compared to 12.7% for the previous year.

Customers Because of its many products and lines of business, LANXESS has business relationships with a vast range of customers all over the world. They need an individualized, well-focused approach, which the company is able to provide because its sales organizations are managed through the business units. Individual marketing strategies are reviewed on the basis of customer satisfaction surveys.

LANXESS serves the following industries: tires, automotive supply, chemicals, plastics, electronics, agrochemicals, pharmaceuticals, food, textiles, water treatment, and furniture. Until the end of 2005, it served the paper industry as well.

Shares of sales by industry sector	2005
in %	
Chemicals	> 15
Automotive, construction, electrical/electronics, life science, tires	5–15
Leather/shoes, textiles, apparel	< 5
Others	~ 15

The LANXESS Group's top five customers accounted for about 14% of all sales in fiscal 2005. 18 customers account for sales of between €20 million and €50 million. About 15,000 LANXESS customers contribute sales of up to €100,000.

The number of customers varies widely by segment. The Performance Rubber segment has some 2,000 customers, Engineering Plastics has about 4,000, Chemical Intermediates has more than 7,000, and Performance Chemicals has about 14,000. However, one customer may do business with more than one segment. Each segment includes all customer groups and sales volumes.

The comparatively low sales per customer in the Performance Chemicals segment, as well as its broad customer base, reflect the way in which its business often involves custom-tailored solutions in specialty chemistry. The substantially lower number of customers in the Performance Rubber segment, which generates relatively high sales, is likewise typical of the synthetic rubber products business. This extensive customer base means that no segment can be considered dependent on just a few customers.

Research and Development Most of the LANXESS Group's research and development activities are directed toward enhancing the existing product portfolio and improving product cost and quality by optimizing production processes. LANXESS research and development makes its contribution toward the company's growth by developing new products for existing markets, and by tapping new markets for existing products. LANXESS does not conduct fundamental research. Instead, where necessary the appropriate knowledge is obtained from outside partners. A strict focus on the needs of each business unit and a critical approach to selecting projects enable LANXESS to maintain efficient research and development operations at a low cost overall.

LANXESS research and development units worldwide had about 600 employees as of December 31, 2005 (compared with about 700 the previous year). Research and development spending for the year was about 1.4% of sales. This figure is also consistent with LANXESS's medium-term needs and the proportion of its business that comprises commodities. The company has research and development units at a number of locations worldwide, foremost among them Leverkusen, Dormagen, and Krefeld-Uerdingen, Germany, and Sarnia, Canada. Additional R&D centers are located in Madurai, India; Woodbridge, Connecticut, U.S., and Ede, Netherlands.

LANXESS currently has 117 research and development projects in progress. 91 of these projects are in product development, either to improve existing products or create new ones. Their strategic focus is on optimizing existing products and applications. 26 projects are concerned with processes, with the aim of cutting costs, improving yields or increasing capacity. About 80% of current projects are expected to be implemented by the end of 2006. The results of LANXESS research and development are protected by patents. Since January 1, 2004, LANXESS has filed 220 priority patent applications all over the world. The full patent portfolio includes 1,664 "live" patent families with about 10,000 family members.

Most of the LANXESS Group's research and development expenditures are in the Fine Chemicals, Semi-Crystalline Products and Technical Rubber Products business units. In 2005, these accounted for 40.6% of the Group's total research and development spending. Their share in 2004 was 43.1%.

Organizationally, the LANXESS Group's research and development units are assigned to the individual business units. This approach is intended to ensure that development activities are always closely allied to the business units' own strategies, markets and customers. For example, business units with a large proportion of commodities (products in very mature markets), such as Basic Chemicals, concentrate on constantly improving their production facilities and processes (process optimization). Other business units, such as Material Protection Products, Semi-Crystalline Products and Leather, focus their R&D activities more on optimizing products and product quality, and developing new products to meet the market's requirements and customers' special needs. There is also a Board initiative to coordinate research and development work across business unit boundaries, thereby promoting especially innovative products from an overall LANXESS perspective and coordinating the exchange of R&D expertise and staff among business units.

In keeping with LANXESS's structure, research units must meet specific requirements. Research expenditures must yield a large contribution to profits within as short a time as possible. Research and development must also be closely tied into the business unit's particular strategy. Also, the field of activity must be closely related to the market. Research and development units form a development network with customers, suppliers and outside institutions.

Research and development in the **Performance Rubber** segment is conducted mainly by the Technical Rubber Products business unit. Its R&D work concentrates on optimizing existing products and processes, and on the ecological aspects of production processes. It also develops new products and product lines, providing support until they are ready for market launch. In these efforts, LANXESS cooperates with research institutes at various universities. One current example of research and development work is rubber gels to serve as a novel additive for tires and many other products. Jointly with RheinChemie, there are 25 patents and patent applications in this field. Production is based at an existing facility in La Wantzenau (France).

Research and development activities in the **Engineering Plastics** segment concentrate on identifying and developing new areas of application for existing products. This is particularly true of the thermoplastics Durethan® and Pocan® and the plastic-metal hybrid technology that has been developed for Durethan®. The benefit to customers lies in tapping new applications and reducing weight. The R&D units also support day-to-day business, mainly in compound products – for example by improving the products' processability. Additionally they work on projects to optimize quality and efficiency.

In the **Chemical Intermediates** segment, R&D work is concentrated mainly in the custom manufacturing sector of the Fine Chemicals business unit, which develops processes for customers' specific intermediates as a service and manufactures the resulting products. Custom manufacturing enables clients to focus on their own core areas of expertise and save on development time. Consequently, by contrast to all the rest of the LANXESS Group's R&D activities, here development is an integral part of the services sold. The customers are primarily pharmaceutical companies, manufacturers of agrochemicals, and companies that market chemical specialties such as electronic chemicals, fragrances and flavorings.

In the **Performance Chemicals** segment, the emphasis is on applications development to optimize products. In many markets – such as textiles or leather – product life cycles are short, and products are subject to rapid change, in part because of fashion trends. It takes constant, flexible development work to respond quickly to such market changes. For that reason, the development units in the Performance Chemicals segment work very closely with the market, sometimes in joint projects with customers. One new project in the Leather business unit is the LANXESS X-Grade system. This smoothes out minor defects on raw hides and promises high sales potential, especially in the furniture industry. In another example, the Material Protection Products business unit is currently working on replacing copper in wood preservatives, in response to market wishes. It has already found suitable combinations that offer a satisfactory solution for the short to medium term. They will reach the market in 2008, and offer sales potential of about €25 million. The first patent applications are also being made for a long-term solution. Projects under way in the Ion Exchange Resins business unit include a special ion exchanger for metal extraction. This has annual sales potential of more than €10 million.

In 2005 LANXESS largely completed the organizational and technical repositioning of its research activities in line with the LANXESS strategy. Products with attractive sales and earnings potential are expected to emerge from the research pipline in the near future. Research and development strategy calls for shorter times to market, a broader use of licenses, and carefully selected alliances with other companies and research institutes.

Corporate Responsibility

Corporate values As a chemical corporation that operates all over the world, LANXESS strives for safety, environmental protection and quality in all its activities everywhere. It supports the principles of sustainable development and Responsible Care. These require every employee to act responsibly in respect of people, the environment and capital. LANXESS always applies its high sustainable business standards in making entrepreneurial decisions.

The principles of Responsible Care and sustainable development are given high priority at LANXESS, and are accordingly firmly rooted in its corporate organization. Corporate guidelines, such as the "Code for Legal Compliance and Corporate Responsibility at LANXESS" and "HSE Management at LANXESS," set standards for all employees worldwide regarding law-abiding and responsible action. They contain rules for legal compliance and ethical conduct in interactions with fellow employees and with neighbors, customers, suppliers, other interested parties, and competitors, for occupational, product and plant safety, and for environmental protection.

A Compliance Committee appointed by the Board of Management handles all referrals concerning violations of the corporate code, with the goal of promptly counteracting illegal or unethical conduct within the LANXESS Group, and averting misconduct through appropriate measures. The Compliance Committee includes the heads of the group functions (Law and Intellectual Property, Human Resources, Industrial and Environmental Affairs, Technical Services, Procurement) and the head of Internal Auditing as the LANXESS Compliance Officer.

Global Health, Safety and Environmental Management (HSE Management) at LANXESS Health, safety and environmental protection are important components of global management in the LANXESS Group. For that reason, it must be ensured that all LANXESS locations throughout the world apply the same environmental and safety standards. That is why a comprehensive global process of aligning and controlling HSE management was initiated in 2005. The process should be complete by the end of 2006.

The HSEQ Committee, headed by Management Board member Dr. Martin Wienkenhöver, is the central steering committee for HSE management worldwide. It aims to further improve the company's performance in this area. At the same time, the committee is to establish the worldwide strategy for the LANXESS Group's integrated quality and environmental management system in compliance with ISO 9001 and ISO 14001 (the Q in the committee's title refers to this quality aspect). The committee includes all heads of business units and group functions. The HSEQ Committee establishes and regularly reviews globally binding HSE directives, strategies and programs for LANXESS, as well as the

LANXESS HSEQ objectives. The programs initiated are implemented worldwide with support from corporate HSEQ management and the regional HSEQ units, and are regularly tracked by means of internal audits. Compliance with the standards set by the guidelines is reviewed in compliance checks.

During 2005, LANXESS established key performance indicators (KPIs) for HSE management, to help measure corporate HSE performance worldwide. In keeping with a transparent information policy, LANXESS will in future regularly publish a summary report of how the KPIs are evolving, and thus offer every interested party a chance to track the company's progress in health, safety and environmental protection.

Occupational safety Occupational safety is a top priority at LANXESS. The Safety Master Plan systematically identifies and corrects weak points in every organizational unit. Additionally, last fiscal year the Thousand-Day Program to improve occupational safety worldwide was completed, and proved to be a great success. The accident rate per million work hours for the LANXESS Group as of October 26, 2005, was 2.6 – a 67% reduction in accidents from the starting date three years earlier.

Environmental protection As LANXESS sees it, conserving natural resources – for example, through the most efficient possible use of raw materials and energies – and identifying further potential for reducing emissions and waste is an ongoing mission, an inherent part of its ecological obligations to which it must apply its expertise. The continuous improvement of environmental performance is a key corporate goal.

It is not yet possible to separately report consolidated environmental protection spending for all LANXESS subsidiaries and affiliates worldwide. For LANXESS Deutschland GmbH (not including subsidiaries), expenditures for waste disposal, water protection, noise abatement, clean air and other environmental protection measures came to 4.9% of total operating costs.

LANXESS Group integrated management system as per ISO 9001 and ISO 14001 LANXESS applies an integrated, process-oriented management system to achieve continuous improvement in all the Group's corporate processes. In fiscal 2005, LANXESS continued the process of establishing this integrated quality management and environmental management system, and made further progress in its efforts to earn global certification to ISO 9001 and ISO 14001. This process is expected to be completed in 2007.

LANXESS is concerned that its products in all segments must be environmentally compatible. It made further progress in this respect in many areas during the past year, and won numerous awards for its work. For example, in Austria the biodiesel stabilizer Baynox® won the "no harm" certificate from Österreichische Mineralöl-Verwaltung AG (ÖMV). Also in 2005, the maleic anhydride unit in Baytown, Texas, won the Responsible Care® prize from the Synthetic Organic Chemical Manufacturers Association (SOCMA) for the third time in a row.

Idea management When LANXESS employees have good ideas for improving work processes, safety and environmental protection, or preventing mistakes, those ideas pay off. An idea management system encourages suggestions for improvements to ensure that LANXESS will constantly be provided with new ways to improve cost-effectiveness, occupational safety and environmental protection. During 2005, some 3,000 suggestions were submitted at LANXESS Deutschland GmbH alone – about 600 of them in the areas of occupational safety and environmental protection. They saved the company a total of about €3.5 million for the year. Since a viable suggestion has a mean useful life of about five years, it yields a similarly sustained improvement in cost-effectiveness, safety and environmental protection.

Risk Report

Risk management Risk management is important for LANXESS because business activity necessarily entails risks as well as opportunities. Success is significantly dependent on identifying both opportunities and risks and actively managing them. Effective risk management is therefore a core element in safeguarding the company's existence for the long term and ensuring its successful future development.

LANXESS's risk management approach is based on clearly defined business processes, the precise assignment of responsibilities throughout the Group, and reporting systems that ensure the timely provision of the information required for decision-making to the Management Board or other management levels. LANXESS views risk management as an integral part of corporate controlling. Risk management is incorporated into business processes primarily through the company's organizational structure, its planning, reporting and communication systems, and a body of detailed management regulations and technical standards. Various committees and other bodies discuss and monitor opportunities and risks.

At LANXESS, the business units each conduct their own operations, for which they have global profit responsibility. Group functions support the business units by providing financial, legal, technical and other centralized services. Complementing this global alignment of the business units and group functions, the country organizations ensure the required proximity to markets and the necessary organizational infrastructure. In line with this division of duties, LANXESS has assigned responsibility, i.e. defined the risk owners, for the following:

- risk identification and analysis,
- risk prevention (measures taken to avoid, minimize or diversify risk),
- risk monitoring (watching for early warning signs) and
- risk mitigation (measures to minimize damage upon occurrence of a risk event).

Risk transfer transactions (hedging transactions or insurance) are entered into and managed centrally at LANXESS via the Treasury Department.

In connection with the decentralized organization of its risk management, LANXESS has established a central risk database to which the risk owners contribute structured data about identified risks. To this end, risk categories have been defined along with parameters for probabilities of occurrence and damage levels. The central risk database therefore provides a complete overview of LANXESS's risk profile. The Management Board receives a regular report on any material changes to this risk database. There is also provision for immediate internal reporting on specific risk issues such as significant corporate compliance violations. In 2005 there was no cause for immediate reporting of this kind on significant risks at LANXESS. In addition to the standard risk reporting system required by the German Law on Corporate Control and Transparency (KonTraG), LANXESS has a hierarchical communication system for appraising potential opportunities and risks and making them known to the Management Board. To supplement the central risk database, those risks and opportunities considered relatively likely to materialize are presented as worst-case/best-case scenarios in the context of corporate planning.

LANXESS's risk management principles are laid down in a Group directive. Risk management also includes obtaining extensive legal advice concerning business transactions and obligating employees by means of the corporate compliance code to observe the law and to act responsibly.

Monitoring of risk management and of LANXESS's internal control system (ICS) by means of process-independent testing is part of the risk management system. Within the Group, the Internal Auditing group function is tasked with overseeing both the functionality of the internal control and monitoring system and compliance with organizational safeguards. In addition, the risk management system is evaluated by the auditor as part of the audit of the annual financial statements.

LANXESS has acknowledged that managing the company necessarily involves managing risk. Steps have been taken to ensure that potential risks or opportunities relevant to the attainment of corporate goals are fully identified and quantified at an early stage. Preventive measures and safeguards minimize the probability that risks will materialize and limit their potentially adverse effects. The management of opportunities and risks is one of LANXESS's goals and therefore constitutes an integral part of decision-making processes.

Risks of future development

Market risks LANXESS is exposed to the general economic and political opportunities and risks of the countries and regions in which its companies operate. As a chemical enterprise, LANXESS is subject to the risks typical of this industry sector. The volatility and cyclicality of the global chemical and polymer markets and their dependence on developments in customer industries harbor opportunities and risks with respect to LANXESS's business volume. LANXESS anticipates future growth to come from a continuing increase in demand on Asian markets, particularly in China. If the general business environment in this region should deteriorate due to economic or other factors, one of LANXESS's key growth drivers could be weakened or eliminated.

LANXESS's risk profile is influenced by structural changes in markets, such as the entry of new suppliers, particularly those based in emerging economies; the migration of customers to countries with lower costs; and product substitution or market consolidation trends of the kind already occurring in some sectors, particularly rubber. LANXESS counters such trends by restructuring operations to achieve a sharper focus and arrive at a product portfolio with which it can operate successfully for the long term. At the same time, LANXESS systematically manages costs.

On the procurement side, the principal risk lies in the volatility of raw material and energy prices. LANXESS mitigates this type of procurement risk by entering into long-term supply contracts for most raw materials and agreeing price escalation clauses with customers. LANXESS also hedges this risk in some cases via derivatives transactions where liquid futures markets are available. To guard against possible supply bottlenecks due to factors such as the failure of an upstream operation at a networked site, LANXESS pursues an appropriate inventory strategy and lines up alternative sources of supply.

Foreign exchange risks Changes in the euro exchange rate, particularly against the U.S. dollar, can affect LANXESS's results. Such risks are documented, monitored and managed centrally for the entire Group. This enables LANXESS to offset the various foreign exchange effects of procurement and sales activities, and the foreign currency balances of the individual LANXESS companies, against one another. The goal is to hedge the residual amounts with derivative financial instruments. LANXESS only hedges foreign currency items that have arisen from the company's core businesses or are considered highly likely to arise. Long-term changes in currency parities can negatively or positively affect competitiveness in relation to suppliers outside the euro zone.

Interest rate and credit risks The risk of interest rate changes is centrally managed by the Treasury Department for the entire LANXESS Group. The majority of the company's debt was raised at fixed terms. Possible interest rate shifts in the coming years will therefore only have a limited effect on LANXESS. The Treasury Department also verifies customers' creditworthiness in close cooperation with our sales departments to minimize the default risk.

Legal risks Companies in the LANXESS Group are parties to various litigations. The outcome of individual proceedings cannot be predicted with assurance due to the uncertainties always associated with legal disputes. To the extent necessary in light of the known circumstances in each case, LANXESS has set up risk provisions for the event of an unfavorable outcome of such proceedings.

Taking into account existing provisions and insurance along with the agreements reached with third parties on liability risks from legal disputes, the company currently estimates that none of these proceedings will materially affect the future earnings of the LANXESS Group. The risk level could be heightened, however, by certain antitrust proceedings brought against Bayer AG by regulatory authorities or civil courts in the United States, Canada and Europe with respect to businesses that were transferred to LANXESS AG or its subsidiaries. As part of the spin-off, the activities of Bayer AG's former Rubber Business Group were transferred to the LANXESS Group. Investigations by the antitrust authorities and several private class-action and individual suits are or were pending in connection with various products that are or were attributable to these business activities. LANXESS AG and Bayer AG have agreed on specific rules with regard to such investigations, actions and suits. With regard to all liabilities arising out of, or in connection with, proceedings that had at least been initiated prior to July 1, 2004, LANXESS AG has to bear 30% of all such liabilities vis-à-vis Bayer AG, and Bayer AG has to bear 70% of all such liabilities vis-à-vis LANXESS AG. LANXESS AG's liability is, however, limited to a maximum amount of €100 million plus possible defense costs and proportionate reimbursement of additional taxes that may be payable if the tax deductibility of expenses is restricted. Current estimates indicate that in 2005 and 2006 LANXESS will make total payments equal to the €100 million maximum.

Production and environmental risks Although LANXESS applies high technical and safety standards to the construction, operation and maintenance of production facilities, interruptions in operations, including those due to external factors, such as natural disasters or terrorism, cannot be ruled out. These can lead to explosions, the release of materials hazardous to health, or accidents in which people, property or the environment are harmed. In addition to systematically monitoring compliance with quality standards aimed at avoiding such stoppages or accidents, LANXESS is also insured against the resulting damage to the extent usual in the industry.

Possible tightening of safety, quality and environmental regulations or standards can lead to additional costs and liability that are beyond the control of LANXESS. Particularly noteworthy in this regard is the planned implementation of the E.U. regulation on the registration, evaluation, authorization and restriction of chemical substances (REACH). In addition to direct costs that could arise due to additional measures necessary to comply with these standards, market structures could change to LANXESS's disadvantage as a result of a shift by suppliers and customers to regions outside Europe.

LANXESS is responsible for numerous sites and landfills in which chemicals have been produced or stored for periods that in some cases exceed 140 years. The possibility cannot be ruled out that pollution occurred during this time that has not been discovered to date. LANXESS is committed to the Responsible Care initiative and actively pursues environmental management. This includes constant monitoring and testing of the soil, groundwater and air. Sufficient provisions have been set up within the scope permitted by law for necessary containment or remediation measures in areas with identified contamination.

LANXESS's product portfolio includes substances that are classified as hazardous to health. In order to prevent possible harm to health, LANXESS systematically tests the properties of its products and draws its customers' attention to the risks associated with their use. We have also arranged for adequate product liability insurance.

Other risks In the course of the spin-off from Bayer, LANXESS acquired structures and circumstances that will in the future be subject to assessment by the tax authorities. Even if LANXESS believes that all circumstances have been reported correctly and in compliance with the law, the possibility cannot be ruled out that the tax authorities may come to a different conclusion in individual cases.

The provision of correct information at the correct time to the correct addressee is one of LANXESS's success factors. LANXESS is dependent on its integrated IT systems to manage this information. In order to ensure constant availability of its data, LANXESS maintains data back-up systems, mirrored databases, anti-virus and access restriction systems, along with other state-of-the-art security and monitoring tools.

LANXESS plans to continue with its restructuring and its realignment toward strategic core businesses. The success of the associated investments and divestments is naturally subject to forecasting risk, which LANXESS counters by carefully and systematically processing key decision-making information. Moreover, industrial actions resulting from disputes about the implementation of restructuring measures or in connection with negotiations concerning future collective bargaining agreements cannot be ruled out.

Overall risk Based on an overall evaluation of risk management information, LANXESS has not identified any sufficiently likely risks or risk combinations that would jeopardize the continued existence of LANXESS.

Subsequent Events The sale of the fibers business to Japan's Asahi Kasei Fibers, transacted in December 2005 and approved by the antitrust authorities in January 2006, was consummated legally and economically as of February 28, 2006.

The December 2005 sale of the paper chemicals business to Finland's Kemira Group was approved by the antitrust authorities in February 2006. The transaction is expected to be consummated as of March 31, 2006.

In January 2006, ongoing supply problems with a supplier of raw materials led the LANXESS Group to temporarily cut butyl rubber production at the plant in Sarnia, Ontario (Canada), and to declare force majeure. Once it had obtained the raw materials needed for production, the LANXESS Group was able to lift this declaration on March 13, 2006.

Outlook

Expected changes in business conditions

Future economic environment In 2006, LANXESS expects the world economy to keep growing well. Once again the developing markets of Asia and of central and eastern Europe will see the fastest growth rates. Prospects are good for a slight economic upswing in Germany and the other western European countries. However, Germany's growth is expected to be well below the international average.

Expected growth in GDP	2006	2007
Change vs. prior year in % (projected)	Gross domestic product	
Americas	3.5	3.5
NAFTA	3.4	3.4
Latin America	4.1	4.1
EMEA	2.6	2.4
Germany	1.6	1.0
Western Europe	2.1	1.9
Central/Eastern Europe	5.4	5.3
Asia-Pacific	4.6	4.5
Japan	2.3	2.2
Greater China	8.9	8.1
India	7.1	6.8
World	**3.5**	**3.3**

One cloud on the business horizon is the possibility that the euro might remain strong against the U.S. dollar. Regional crises also represent a risk to the global economy. Additionally, further increases in the cost of raw materials, especially petrochemical products, could slow economic growth. The price of crude oil can be expected to remain volatile, in part as a consequence of market participants' uncertainty about the reliability of future supplies.

LANXESS's business projections assume an average exchange rate of about US$1.25 to the euro.

Future performance of the chemical industry Buoyed by the ongoing strength of the world economy, the chemical industry is expected to continue expanding in fiscal 2006. LANXESS anticipates global chemical production to grow about 4% (source: VCI). The NAFTA region will make up for the production lost to the hurricanes of 2005, and can be expected to grow further. No significant changes in growth rates are expected in the other regions. Accordingly, Asia, and especially China, will still be the market with the most dynamic growth.

Expected growth in chemical production	2006	2007
Change vs. prior year in % (projected)	Chemical production	
Americas	3.0	3.5
NAFTA	2.5	3.0
Latin America	5.0	4.5
EMEA	3.0	3.0
Germany	2.5	2.0
Western Europe	2.5	2.0
Central/Eastern Europe	5.0	5.0
Asia-Pacific	6.5	6.5
Japan	1.5	2.0
Greater China	11.0	11.0
India	9.0	8.5
World	**4.0**	**4.0**

* rounded to 0.5%

Future evolution of selling markets Growth is expected to remain stable in 2006 in all major selling markets for LANXESS products. The automotive industry in particular is expected to provide positive impetus; there are signs here that the downtrend in the major markets of western Europe and North America is at an end. As in previous years, the electrical industry will show strong growth across all regions. Stronger growth in the tire industry, characterized in part by new capital expenditures, is expected in central and eastern Europe and in Asia.

Expected evolution of major user industries*

Change vs. prior year in % (projected)	Automotive		Construction		Electrical		Tires		Textiles, Apparel, Leather	
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
NAFTA	0.5	2.0	1.5	0.5	6.0	5.5	(1.5)	(2.0)	(4.0)	(4.0)
Latin America	4.0	2.5	4.0	3.5	6.0	5.0	4.0	7.0	2.0	2.5
Western Europe	0.0	1.0	2.0	1.5	4.5	4.0	0.5	1.0	(2.5)	(2.5)
Central/Eastern Europe	9.0	9.0	5.5	4.0	8.0	8.0	4.0	5.0	4.0	3.5
Asia-Pacific	6.0	6.5	4.0	4.0	7.5	7.0	5.0	5.5	5.5	5.0
World	**3.0**	**4.0**	**3.0**	**2.5**	**7.0**	**6.5**	**2.0**	**2.5**	**2.0**	**2.0**

* rounded to 0.5%

Future focus of the LANXESS Group The expansion of the world economy and the associated rising demand for LANXESS products will offer business opportunities. The company is well positioned to profit from sustained trends, such as the increasing demand for high-quality products (high-performance tires, for example) in the mobility sector.

For that reason, LANXESS will hold steady to its course, based on its clear-cut four-phase strategy (short-term measures to quickly improve performance, targeted restructuring, portfolio management, acquisitions). The ongoing restructuring of all parts of the company offers opportunities for corporate strategy that LANXESS has already acted upon and will continue to pursue in the future. There are also opportunities inherent in the current consolidation of the chemical industry in Europe. LANXESS is monitoring this process closely and will systematically exploit such opportunities at the appropriate time.

As a global player, LANXESS is already present in every market of relevance to its industry. Nevertheless, the still-growing Asian market will continue to gain importance for LANXESS's business focus. Germany and Europe as a whole will also benefit from increased investment and the recovery in consumer spending, which will create new business opportunities for the chemical industry.

The broad diversification of its product portfolio makes LANXESS independent from any one product or process. In that regard, no product or process innovations are expected in 2006 that would individually have a significant influence on the LANXESS Group's performance. Instead, opportunities in procurement, production and sales will derive from the continuous improvement of a large number of products, processes and structures. LANXESS will systematically pursue this optimization process with an eye to market requirements.

LANXESS's application-oriented research and development activities focus on improving product characteristics and maximizing customer benefits. Examples include improving the thermal stability and flow properties of plastics, developing alternatives to heavy metals in material protection products, and enhancing the biodegradability of ingredients. Product formulations will also be optimized, and new customer-oriented formulations will be developed. Another important aspect is the ongoing review of production methods to reveal any still unused potential for enhancing efficiency and cutting costs.

Expected financial condition LANXESS keeps its capital and financing structures under constant review. At present, no additional measures are planned in the aftermath of the refinancing transactions of 2005, which also safeguard the Group's liquidity for the long term. LANXESS intends to finance planned capital expenditures out of current cash flow and has sufficient lines of credit available to cover any additional need for financial resources.

Capital expenditures for 2006 will be slightly higher than in 2005. LANXESS will have invested about €40 million by 2007 in expanding butyl rubber production capacity in Sarnia, Canada, and Antwerp, Belgium. It will also invest during 2006 and 2007 in expanding capacity in Tarragona, Spain, as part of the restructuring of the Styrenic Resins business unit. Plans also call for expenditures of about €50 million for Saltigo (the former Fine Chemicals business unit) through the end of 2007, with a further optional €50 million through mid-2010.

Expected results of operations In 2006, assuming business conditions remain stable for the chemical industry, LANXESS expects a further year-on-year rise in EBITDA pre exceptionals. With consistent implementation of the "price before volume" strategy, the company assumes that sales in continuing business activities will grow only moderately, but that the EBITDA margin pre exceptionals will rise significantly to between 9 and 10 percent, based on 2004 sales. The improvement in EBITDA margin pre exceptionals will also be supported by savings on function costs as a consequence of the restructuring measures that have been introduced.

In the Performance Rubber segment, the restructuring measures in the Technical Rubber Products business unit particularly will begin to take hold, and will help improve the segment's performance.

As of the second quarter of 2006, the sale of the Fibers business will eliminate a factor that had held back profits in the Engineering Plastics segment. The company also anticipates positive effects from the restructuring of the Styrenic Resins business unit, and from volume growth in the Semi-Crystalline Products business unit in China.

LANXESS expects profits to improve in the Chemical Intermediates segment. While the Basic Chemicals and Inorganic Pigments business units will benefit from the ongoing expansion of the market, repositioning Saltigo as a separate legal entity will improve the earnings contribution of the Fine Chemicals business unit.

The absence of the low-margin Paper business unit and the restructuring measures that have been implemented in the Performance Chemicals segment are expected to improve that segment's profitability.

Summary of Group's projected performance In 2006, LANXESS expects the Group EBITDA margin pre exceptionals to reach 9 to 10 percent, based on 2004 sales. Assuming that economic conditions remain conducive, the company will aim to improve profitability further in 2007, bringing it closer to normal levels for the industry.

Based on the above expectations regarding business performance, the Management Board and the Supervisory Board are examining the possibility of a dividend payment for 2006 to reward the confidence and support of LANXESS stockholders over the medium term.

LANXESS GROUP INCOME STATEMENT

€ million	Note	2004	2005
Sales	[1]	**6,773**	**7,150**
Cost of sales		(5,349)	(5,537)
Gross profit		**1,424**	**1,613**
Selling expenses		(860)	(863)
Research and development expenses	[2]	(123)	(101)
General administration expenses		(284)	(285)
Other operating income	[3]	107	155
Other operating expenses	[4]	(205)	(491)
Operating result (EBIT)	[5]	**59**	**28**
Loss from investments in associates – net	[6]	(4)	(35)
Income from other affiliated companies – net	[6]	2	3
Other interest and similar income	[7]	3	7
Interest and similar expenses	[7]	(49)	(48)
Other financial income and expenses – net	[8]	(31)	(72)
Financial result		**(79)**	**(145)**
Loss before income taxes		**(20)**	**(117)**
Income taxes	[9]	13	63
Loss after taxes		**(7)**	**(54)**
of which attributable to minority stockholders		5	9
of which attributable to LANXESS AG stockholders (net loss)		(12)	(63)
Basic earnings per share (€)	[11]	**(0.16)**	**(0.75)**
Diluted earnings per share (€)		**(0.11)**	**(0.75)**

LANXESS GROUP BALANCE SHEET

€ million	Note	Dec. 31, 2004	Dec. 31, 2005
ASSETS			
Intangible assets	[15]	65	53
Property, plant and equipment	[16]	1,521	1,526
Investment in associate	[17]	44	22
Investments in other affiliated companies	[18]	4	4
Non-current financial assets	[19]	53	48
Deferred taxes	[9]	172	103
Other non-current assets	[20]	129	79
Non-current assets		**1,988**	**1,835**
Inventories	[21]	1,151	1,068
Trade receivables	[22]	1,137	1,065
Current financial assets	[19]	24	37
Other current assets	[23]	205	200
Liquid assets	[24]	72	136
Current assets		**2,589**	**2,506**
Total assets		**4,577**	**4,341**
STOCKHOLDERS' EQUITY AND LIABILITIES			
Capital stock and capital reserves		836	889
Other reserves		896	748
Net loss		(12)	(63)
Accumulated other comprehensive loss		(369)	(335)
Equity attributable to minority interest	[26]	14	17
Stockholders' equity	[25]	**1,365**	**1,256**
Provisions for pensions and other post-employment benefits	[27]	418	497
Other non-current provisions	[28]	230	302
Non-current financial liabilities	[29]	131	644
Non-current tax liabilities		8	26
Other non-current liabilities	[30]	36	32
Deferred taxes	[9]	55	75
Non-current liabilities		**878**	**1,576**
Other current provisions	[28]	225	401
Current financial liabilities	[31]	1,076	172
Trade payables	[32]	820	694
Current tax liabilities		18	27
Other current liabilities	[33]	195	215
Current liabilities		**2,334**	**1,509**
Total stockholders' equity and liabilities		**4,577**	**4,341**

LANXESS GROUP STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

€ million	Capital stock and capital reserves	Other reserves	Net loss	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stock-holders	Equity attributable to minority interest*	Total
				Currency translation adjustment*	Derivative financial instruments			
Dec. 31, 2003	**836**	**1,893**	**(997)**	**(354)**		**1,378**	**23**	**1,401**
Dividend payments						0		0
Allocation to retained earnings		(997)	997			0		0
Exchange differences				(21)		(21)		(21)
Other changes in stockholders' equity					6	6	(14)	(8)
Net loss			(12)			(12)	5	(7)
Dec. 31, 2004	**836**	**896**	**(12)**	**(375)**	**6**	**1,351**	**14**	**1,365**
Dividend payments						0	(2)	(2)
Allocation to retained earnings		(12)	12			0		0
Exchange differences				41		41	1	42
Transfer of LANXESS AG net loss	(158)	158				0		0
Other changes in stockholders' equity	211	(294)			(7)	(90)	(5)	(95)
Net loss			(63)			(63)	9	(54)
Dec. 31, 2005	**889**	**748**	**(63)**	**(334)**	**(1)**	**1,239**	**17**	**1,256**

* Dec. 31, 2003 figures restated

LANXESS GROUP

CASH FLOW STATEMENT

	Note	2004	2005
€ million			
Loss before income taxes		**(20)**	**(117)**
Depreciation and amortization		328	313
Loss from investment in associate		4	35
(Gains) losses on retirements of property, plant and equipment		2	(1)
Financial losses		44	72
Income taxes		(45)	(56)
Change in inventories		(90)	141
Changes in trade receivables		(131)	121
Changes in trade payables		186	(156)
Changes in other assets and liabilities		33	272
Net cash provided by operating activities	[40]	**311**	**624**
Cash outflow for additions to intangible assets, property, plant and equipment		(279)	(251)
Cash inflow from sales of intangible assets, property, plant and equipment		26	8
Cash inflows from (outflows for) financial assets		208	(8)
Interest and dividends received		6	10
Net cash used in investing activities	[40]	**(39)**	**(241)**
Proceeds from borrowings		717	666
Repayments of borrowings		(883)	(907)
Dividend payments to minority stockholders		0	(2)
Interest paid and other financial disbursements		(48)	(76)
Net cash used in financing activities	[40]	**(214)**	**(319)**
Change in cash and cash equivalents from business activities		**58**	**64**
Cash and cash equivalents as of January 1		**13**	**72**
Change in cash and cash equivalents due to changes in scope of consolidation		1	(5)
Change in cash and cash equivalents due to exchange rate movements		0	5
Cash and cash equivalents as of December 31	[40]	**72**	**136**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General Information The consolidated financial statements of the LANXESS Group as of December 31, 2005 have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (E.U.) and the additional requirements of Article 315a paragraph 1 of the German Commercial Code (HGB). The prior-year figures have been determined according to the same principles.

The consolidated financial statements comprise the income statement, balance sheet, cash flow statement, statement of changes in stockholders' equity and the notes, which include the segment data.

The consolidated financial statements of the LANXESS Group are presented in euros (€). Amounts are stated in millions of euros (€ million) except where otherwise indicated. Assets and liabilities are classified in the balance sheet as current or non-current. In some cases, a detailed breakdown by maturity is given in the notes.

The income statement is drawn up by the cost-of-sales method.

The fiscal year for these consolidated financial statements is the calendar year.

The annual financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group, to which the auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Cologne, have issued an unqualified opinion, are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Register at the Cologne District Court under the number HRB53652.

The consolidated financial statements of the LANXESS Group for fiscal 2005 were drawn up by the Management Board of LANXESS AG and cleared for submission to the Supervisory Board on March 21, 2006. It is the responsibility of the Supervisory Board to examine the consolidated financial statements and declare whether or not it approves them.

Transition from Combined Financial Statements to the Consolidated Financial Statements of the LANXESS Group as of December 31, 2005 These consolidated financial statements of the LANXESS Group constitute the first mandatory financial reporting in accordance with commercial and stock corporation law since the spin-off from Bayer AG on January 28, 2005. For the previous year, voluntary Group statements (Combined Financial Statements) were prepared. Since the spin-off was accomplished by way of a carve-out, the financial reporting for 2005 is required to be based on the fictitious assumptions that the LANXESS Group already existed at the start of the previous year, i.e. on January 1, 2004, and that the chemicals business and parts of the polymers business of the Bayer Group had previously been transferred to it. The consolidated financial statements of the LANXESS Group as of December 31, 2005 therefore contain comparative figures for 2004. The assets and liabilities transferred to the LANXESS Group are accounted for by the predecessor accounting method at the amounts at which they were carried by the Bayer Group at the date of the spin-off.

The combined financial statements as of December 31, 2004 were derived from the consolidated financial statements of the Bayer Group in order to provide a historical record of LANXESS's financial data ahead of the spin-off. The preparation of the Combined Financial Statements required the use of estimates and assumptions affecting the classification and valuation of assets, liabilities, income and expenses. The information value and the comparability of the Combined Financial Statements are limited by the fact that the LANXESS Group was not a unified and independent enterprise during fiscal 2004. The transition from the Combined Financial Statements to the consolidated financial statements of the LANXESS Group entailed a number of adjustments, which are outlined below.

As a result of the transition from the Combined Financial Statements — on which calculations had to be based prior to the spin-off – to consolidated Group statements, the stockholders' equity of the LANXESS Group decreased by €245 million because of adjustments to deferred taxes that are not recognized in income.

The need for these adjustments arose from the fact that – in compliance with tax regulations – the consolidated Group statements have to reflect the amount of loss carryforwards attributable to the operations that were actually spun off, and this differed from the amount previously assigned to LANXESS on the basis of origin for purposes of the Combined Financial Statements. Changes in deferred taxes recognized for temporary differences also had an effect.

In addition, changes in the accounting treatment of the Bayer Pensionskasse (pension fund) by the LANXESS Group resulted in a one-time €58 million reduction in stockholders' equity. From January 31, 2005 the Bayer pension fund has been treated as a defined contribution plan and is no longer recognized as a defined benefit plan. Further details of the post-employment benefit systems are given in Note [27].

Including further effects amounting to €9 million, stockholders' equity decreased by a total of €294 million.

Minority interest in stockholders' equity as of December 31, 2005 reflects the related currency translation adjustments for the first time. This reduces minority interests by €20 million compared with the amount reported in the Combined Financial Statements as of December 31, 2003 and December 31, 2004, and increases stockholders' equity before minority interests by the same amount.

Impact of New Accounting Standards Since 2002 the accounting standards issued by the International Accounting Standards Board (IASB) have been referred to as International Financial Reporting Standards (IFRS) in place of the previous term, International Accounting Standards (IAS). However, standards published by the IASB prior to that date continue to be referred to as IAS.

Accounting standards that had to be applied for the first time in 2005 As a result of its Improvements Project the IASB withdrew the option previously permitted by IAS 1 of classifying assets and liabilities on the balance sheet by maturity or in order of liquidity. From fiscal 2005, IAS 1 prescribes classification by maturity. This change was applied for the first time in the consolidated financial statements of the LANXESS Group for 2005. In connection with this change, deferred items no longer need to be presented separately. The previous year's figures have been restated accordingly.

In February 2004, the IASB issued IFRS 2 on accounting for share-based compensation plans. IFRS 2 had no material impact on the Group's financial position, results of operations or cash flows.

In March 2004, the IASB issued IFRS 3 to replace the previously valid IAS 22. IFRS 3 stipulates that all business combinations are to be accounted for by the purchase method of accounting. Identifiable assets and liabilities are recognized at their fair value at the date of acquisition, and goodwill may no longer be amortized but must be tested annually for impairment. IFRS 3 had no material impact on the Group's financial position, results of operations or cash flows.

In March 2004, the IASB adopted IFRS 4, which is applicable for virtually all insurance contracts under which an entity has an insurance liability, and all reinsurance contracts that it holds. IFRS 4 had no material impact on the Group's financial position, results of operations or cash flows.

In March 2004, the IASB issued IFRS 5, which specifies that assets held for sale must be recognized at the lower of the carrying amount and their fair value less costs to sell. It also specifies when an entity's operations are to be classified as discontinued operations. IFRS 5 had no material impact on the Group's financial position, results of operations or cash flows.

In March 2004, the IASB published an amendment to IAS 39 concerning the recognition of fair value hedges used to hedge a portfolio against interest rate risks. The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used for this purpose more readily than before. The related changes to IAS 39 had no material impact on the Group's financial position, results of operations or cash flows.

In connection with the adoption of IFRS 3 in March 2004, the IASB also revised IAS 36 and IAS 38. Goodwill and other intangible assets with an indefinite useful life now have to be tested for impairment at least once a year. If circumstances suggest that an asset could be impaired, impairment tests must be carried out more frequently. Further, the reversal of impairment losses on goodwill is prohibited. Where there is no foreseeable period for which an intangible asset is expected to generate cash inflows for an entity, it is treated as having an indefinite useful life. Such assets may not be amortized but are instead subject to the same impairment tests as goodwill. The revised standards had no material impact on the Group's financial position, results of operations or cash flows.

In May 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued Interpretation IFRIC 1. This addresses accounting for changes in cash outflows and discount rates, and increases resulting from the passage of time in existing decommissioning, restoration, and similar liabilities that have been recognized both as part of the cost of an item of property, plant and equipment and as a provision. IFRIC 1 had no material impact on the Group's financial position, results of operations or cash flows.

In November 2004, the IFRIC released an amendment to the Standing Interpretation Committee's interpretation SIC-12. This amendment removes SIC-12's scope exception for equity compensation plans, thereby requiring an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement to consolidate that trust upon adopting IFRS 2. Now excluded from the scope of SIC-12, however, are not only post-employment benefit plans but also other long-term employee benefit plans, whose accounting treatment is prescribed by IAS 19. This change had no material impact on the Group's financial position, results of operations or cash flows.

In November 2004, the IFRIC issued Interpretation IFRIC 2, which specifies when members' shares in cooperative entities should be classified as financial liabilities or equity. This interpretation had no material impact on the Group's financial position, results of operations or cash flows.

In December 2004, the IASB issued a limited amendment to IAS 39 on the initial recognition of financial assets and financial liabilities. The amendment provides transitional relief from retrospective application of the "day 1" gain and loss recognition requirements. It allows, but does not require, companies to adopt an approach to immediate gain and loss recognition that is easier to implement than under the previous version of IAS 39. The change had no material impact on the Group's financial position, results of operations or cash flows.

Newly issued accounting standards LANXESS has not yet applied accounting standards or interpretations issued by the IASB that are mandatory only for fiscal years beginning after January 1, 2005, except where explicit reference is made to their early adoption.

In December 2004, the IASB issued an amendment to IAS 19. This amendment allows the option of immediately recognizing actuarial gains and losses from defined benefit pension obligations without affecting the income statement. Other features of the amendment include (1) clarification that a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability, (2) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within a group, and (3) additional disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2006. The LANXESS Group is currently evaluating the impact the amendment to the standard will have on the Group's financial position, results of operations and cash flows.

In December 2004, the IFRIC issued Interpretation IFRIC 5. The interpretation addresses how to account for an interest in a fund established to meet the costs of the decommissioning or environmental rehabilitation. IFRIC 5 is to be applied for annual periods beginning on or after January 1, 2006. The LANXESS Group is currently evaluating the impact the standard will have on the Group's financial position, results of operations and cash flows.

In April 2005, the IASB issued an amendment to IAS 39 to permit the foreign currency risk of a highly probable forecasted intragroup transaction to qualify as a hedged item in consolidated financial statements, provided the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecasted intragroup transaction qualifies for hedge accounting, any gain or loss that is recognized directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the hedged transaction affects consolidated profit or loss. The amendment comes into effect on January 1, 2006. The change is not expected to have any material impact on the Group's financial position, results of operations or cash flows.

In June 2005, the IASB published a further amendment to IAS 39. It sets out conditions for the option of measuring financial assets and liabilities at fair value through profit or loss (the "fair value option"). The LANXESS Group did not make use of the fair value option in fiscal 2005.

In August 2005, the IASB issued IFRS 7. This fundamentally restructures disclosure requirements for financial instruments and combines them all in a single standard. It replaces IAS 30 with regard to disclosure requirements for banks and other financial institutions. The section of IAS 32 relating to disclosure requirements has been transferred to IFRS 7 and revised at the same time. IFRS 7 requires the disclosure of information on the importance of financial instruments for the company's financial position and results of operations and contains new requirements on the reporting of risks associated with financial instruments. IFRS 7 is to be applied from January 1, 2007 by all companies that hold financial instruments. The LANXESS Group is currently evaluating the impact the standard will have on the Group's reporting.

Also in August 2005, the IASB adopted amendments to IAS 39 and IFRS 4 relating to financial guarantees. The amendments are intended to clarify whether financial guarantee contracts should be recognized in accordance with IAS 39 or IFRS 4. The IASB defines a financial guarantee contract as one requiring the issuer to make pre-determined payments if a specified debtor defaults on his payment obligations to the holder. The amendment is effective for annual periods beginning on or after January 1, 2006. The LANXESS Group does not expect the first-time application of this standard to have a material impact on its financial position, results of operations or cash flows.

In September 2005, the IFRIC issued Interpretation IFRIC 6. This interpretation relates to the E.U. Directive on the disposal of electrical and electronic equipment by manufacturers and addresses when a provision has to be recorded for such obligations. IFRIC 6 is to be applied for annual periods beginning on or after December 1, 2005. The LANXESS Group does not expect this standard to have a material impact on the Group's financial position, results of operations or cash flows.

In November 2005, the IFRIC issued Interpretation IFRIC 7, which clarifies how the comparative amounts in an entity's financial statements should be restated as required by IAS 29 when the economy of the country whose currency is the entity's functional currency becomes hyperinflationary. It also provides guidance on how deferred tax items in the opening balance sheet should be restated. The LANXESS Group is currently evaluating the impact this interpretation will have on the Group's financial position, results of operations and cash flows.

Consolidation Methods Capital consolidation is performed according to IFRS 3. All business combinations are accounted for by the purchase method. The cost of acquisition is stated by the acquirer as the aggregate of the fair values, at the date of exchange, of the assets given, liabilities incurred or assumed, and any equity instruments issued by the acquirer in exchange for control of the acquiree plus any costs directly attributable to the business combination. Identifiable assets and liabilities are included at their fair values. Any difference to the purchase price is recognized as goodwill and tested annually for impairment – or more frequently where events or changes in circumstances indicate a possible impairment. Negative goodwill is expensed after re-examining the purchase price allocation for possible errors.

Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.

Joint ventures are included by proportionate consolidation according to the same principles.

By contrast, investments in material entities in which the LANXESS Group exerts significant influence, generally through an ownership interest between 20% and 50%, are accounted for by the equity method. The cost of acquisition of such investments is adjusted annually by the percentage of any change in its stockholders' equity corresponding to LANXESS's percentage interest in the company. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies. The only company included at equity in fiscal 2005 was Bayer Industry Services GmbH & Co. OHG.

Currency Translation In the financial statements of the individual consolidated companies, all foreign currency receivables and payables are translated at closing rates, irrespective of whether they are hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are stated at fair value.

The financial statements of foreign entities are prepared in their respective functional currencies in accordance with IAS 21. By far the majority of foreign companies are financially, economically and organizationally autonomous and their functional currencies are therefore the local currencies. The assets and liabilities of these companies are translated at closing rates while income and expense items are translated at average rates for the year.

Goodwill arising from acquisitions of foreign entities is translated at the closing rate, regardless of the date of acquisition.

Since stockholders' equity (excluding derivative financial instruments) is translated at historical rates, the differences arising on translation at closing rates are shown separately as a currency translation adjustment in the statement of changes in stockholders' equity.

If a company is deconsolidated, the relevant exchange differences are reversed and recognized in income.

Where the operations of a company outside the euro zone are essentially integrated into those of LANXESS AG, the functional currency is the euro. In these cases, currency translation is carried out using the temporal method and recognized in income.

The exchange rates for major currencies against the euro changed as follows:

Exchange rates		Dec. 31, 2004	Dec. 31, 2005	2004	2005
1 €		Closing rate		Average rate	
Argentina	ARS	4.05	3.57	3.66	3.64
Brazil	BRL	3.62	2.76	3.64	3.04
China	CNY	11.27	9.52	10.29	10.20
United Kingdom	GBP	0.71	0.69	0.68	0.68
Japan	JPY	139.65	138.90	134.40	136.86
Canada	CAD	1.64	1.37	1.62	1.51
Mexico	MXN	15.23	12.59	14.04	13.57
United States	USD	1.36	1.18	1.24	1.24

Recognition and Valuation Principles

Sales and other operating income Sales are recognized at the time the goods are delivered to the customer or the services are rendered, and are reported net of sales taxes and deductions. Revenues from contracts that contain customer acceptance provisions are only recognized when customer acceptance occurs or the contractual acceptance period has expired. Allocations to provisions for rebates to customers are recognized in the period in which revenue recognition legally occurs. Payments relating to the sale or licensing of technologies or technological expertise are recognized in income as soon as the relevant agreements have become effective, provided that all rights and obligations relating to the technologies concerned are relinquished under the contract terms. However, if rights to the technologies continue to exist or obligations resulting from them still have to be fulfilled, the payments received are recorded in line with the actual circumstances. Revenues such as license fees, rental payments, interest income or dividends are recognized according to the same principles.

Research and development expenses According to IAS 38, research costs cannot be capitalized, whereas development costs have to be capitalized if, and only if, specific narrowly defined conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves. There are also several other criteria relating to the development project and the product or process being developed, all of which have to be met to justify asset recognition. No development costs were capitalized in 2005 or 2004.

Income taxes This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes. In the Combined Financial Statements for fiscal 2004, income taxes were allocated on the basis of the transferred units' contributions to earnings. Computation is based on local tax rates.

Intangible assets Acquired intangible assets with a definite useful life are recognized at cost and amortized over their useful lives. The amortization period varies from 3 years for software to 20 years for concessions, industrial property rights, similar rights and assets and licenses to such rights and assets. Write-downs are made for impairment losses. Write-backs are made if the reasons for previous years' write-downs no longer apply. Such write-backs (reversals of impairment losses), however, must not cause the net carrying amounts of the assets to exceed either the amortized cost at which they would have been recognized if the write-downs had not been made or their recoverable value. The lower of these two amounts is recognized. Amortization for 2005 has been allocated as appropriate to the cost of sales, selling expenses, research and development expenses or general administration expenses. Intangible assets with an indefinite useful life are not amortized. They are tested at least annually for impairment.

Goodwill, including that arising from capital consolidation, is capitalized and tested annually for impairment – or more frequently where events or changes in circumstances indicate a possible impairment. In compliance with IAS 36, write-downs of goodwill are determined by comparing the goodwill to the discounted cash flows expected to be generated by the assets to which it can be ascribed. Write-downs of capitalized goodwill are included in other operating expenses. The reversal of impairment losses on goodwill is not permitted. Goodwill is not amortized.

Self-created intangible assets are not normally capitalized. However, the costs incurred at the application development stage of in-house software development are an exception to this rule. These costs are amortized over the useful life of the software from the date it is placed in service.

Property, plant and equipment Property, plant and equipment is carried at the cost of acquisition or construction less depreciation for wear and tear. Write-downs are made for impairments that go beyond normal depreciation and are expected to be permanent. In compliance with IAS 36, impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the assets in the future. Where it is not possible to allocate future cash flows to specific assets, the impairment loss is assessed on the basis of the discounted cash flows for the cash-generating unit to which the asset belongs. Write-downs are reversed if the reasons for them no longer apply.

The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It also includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.

If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

Expenses for repairing property, plant and equipment are charged to income. They are capitalized retroactively as acquisition or construction costs if they will result in future economic benefits and can be accurately determined.

When assets are shut down, sold, or abandoned, the difference between the net proceeds and the net carrying amount is recognized as a gain or loss in other operating income or expenses.

The following depreciation periods, which are based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20 to 50 years
Outdoor infrastructure	10 to 20 years
Plant installations	6 to 20 years
Machinery and equipment	6 to 12 years
Laboratory and research facilities	3 to 5 years
Storage tanks and pipelines	10 to 20 years
Vehicles	5 to 8 years
Computer equipment	3 to 5 years
Furniture and fixtures	4 to 10 years

In accordance with IAS 17, leased assets where all substantive risks and opportunities arising from ownership are transferred (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful life or the lease term, whichever is shorter. The future lease payments are recorded as financial liabilities.

Financial instruments Financial instruments are contracts that give rise simultaneously to a financial asset for one party and a financial liability for the other. Under IAS 32, financial instruments include primary instruments, such as trade receivables or payables and financial assets or liabilities, as well as derivative financial instruments that are used to hedge risks arising from changes in currency exchange and interest rates. Further details of financial instruments are given in Note [39].

Financial assets Investments in affiliated companies and the equity instruments included in non-current assets are classified as held-to-maturity investments or available-for-sale financial assets and recognized in compliance with IAS 39 at amortized cost or fair value. Where evidence exists that such assets may be impaired, they are written down as necessary on the basis of an impairment test. Write-downs are reversed if the reasons for them no longer apply.

Investments in companies included at equity (associates) are recognized at the amounts corresponding to LANXESS's shares in their equity in accordance with IAS 28.

Loans receivable that are interest-free or bear low rates of interest are carried at present value; other loans receivable are carried at amortized cost.

Derivative financial instruments and hedging transactions In accordance with IAS 39, the LANXESS Group recognizes derivative financial instruments as assets or liabilities at their fair value on the balance sheet date. Gains and losses resulting from changes in fair value are recognized in income. Where foreign currency derivatives or commodity futures used to hedge future cash flows from pending business or forecasted transactions qualify for hedge accounting under this standard, changes in the value of such instruments are recognized separately in stockholders' equity until the underlying transactions are realized and thus do not affect the income statement. The amounts recognized in this separate equity item are subsequently released to other operating income/expenses or cost of sales, as appropriate, when the hedged transaction is recognized in the income statement. Any portion of the change in the fair value of such derivatives deemed to be ineffective with regard to the hedged risk is recognized directly in the income statement as other operating income or expense. Changes in the fair value of interest rate derivatives used to hedge non-current liabilities with variable interest rates are also recognized in stockholders' equity with no impact on income, provided that they qualify for cash flow hedge accounting.

Inventories In accordance with IAS 2, inventories encompass assets held for sale in the ordinary course of business (finished goods and trade goods), assets in the process of being manufactured for sale (work in process) and assets consumed during the production process or the rendering of services (raw materials and supplies). In accordance with IAS 2, inventories are valued by the weighted-average method and recognized at the lower of cost or net realizable value, in other words, the estimated normal selling price less the estimated production costs and selling expenses.

The cost of production comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable material and manufacturing overheads, where these are attributable to production.

It also includes expenses for company pension plans, corporate welfare facilities and discretionary employee benefits that can be allocated to production. Administrative costs are included where they are attributable to production.

In view of the production sequences characteristic of the LANXESS Group, work in progress and finished goods are grouped together.

Receivables and other assets Receivables comprise trade receivables and other assets. They are recognized at amortized cost. Any necessary write-downs are based on the probability of default.

Non-current assets and liabilities held for sale Assets are recognized as held for sale if it is sufficiently probable that they can be disposed of in their current condition. Such assets may be individual non-current assets, groups of assets (disposal groups) or complete business entities. A disposal group may also include liabilities if these are to be divested together with the assets as part of the transaction.

Assets and disposal groups classified as held for sale are no longer depreciated. They are recognized at the lower of fair value less costs to sell or the carrying amount.

Deferred taxes In accordance with IAS 12, deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable tax loss carryforwards. Deferred taxes are calculated at the rates which – on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date – are expected to apply in the individual countries at the time of realization.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced by the amount unlikely to be realizable due to lack of future taxable income. Deferred tax assets on loss carryforwards are recognized if it seems sufficiently certain that the carryforwards can be utilized.

Further explanations concerning income taxes are given in the section on recognition and valuation principles.

Provisions Other provisions are valued in accordance with IAS 37 and, where appropriate, IAS 19 using the best estimate of the extent of the obligation. Non-current portions of material provisions are discounted to present value if the extent and timing of the obligation can be assessed with reasonable certainty. If the projected obligation alters as the time of performance approaches (interest effect), the related expense is recognized in other financial expense. Further details of pension provisions are given in Note [27]. When calculating pension provisions, the portion of the net actuarial gain or loss to be recognized in the income statement is determined by the corridor method.

If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income is recognized in the cost of sales, selling expenses, research and development expenses or general administration expenses, as appropriate.

Personnel commitments mainly include annual bonus payments, long service awards and other personnel costs. Reimbursements to be received from the German government under the phased early retirement program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled.

Provisions for trade-related commitments mainly comprise those for rebates.

The LANXESS Group also records provisions for current or pending legal proceedings where the resulting expenses can be reasonably estimated. These provisions include all estimated fees and legal costs and the cost of potential settlements. The amounts of such provisions are based upon information and cost estimates provided by the Group's legal advisers. The provisions are regularly reviewed (at least once a quarter) together with the Group's legal advisers and adjusted if necessary.

Liabilities Current liabilities are recognized at repayment or redemption amounts. Non-current liabilities and financial obligations that are not the hedged item in a permissible hedge accounting relationship are carried at amortized cost.

Liabilities under finance leases are recognized at the fair value of the leased asset at the inception of the lease or the present value of the minimum lease payments, whichever is lower. Thereafter the minimum lease payments are divided into financing costs and the portion representing repayment of the principal.

Cash flow statement The cash flow statement shows how the liquidity of the LANXESS Group was affected by cash inflows and outflows during the year. The effects of acquisitions, divestments and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7. The cash and cash equivalents recognized in the cash flow statement comprise cash, checks, bank balances and securities with original maturities of up to three months. The cash flow statement is supplemented by a reconciliation of cash and cash equivalents at the end of the year to the liquid assets stated in the balance sheet. The effects of changes in exchange rates and changes in the scope of consolidation are shown separately.

Global impairment testing: procedure and impact In the LANXESS Group, non-current assets are tested for impairment by comparing the residual carrying amount of each cash-generating unit to the recoverable amount.

The LANXESS Group defines its cash-generating units as the business units, since these are the next financial reporting level below the segments. However, if there is reason to suspect impairment of non-current assets below business-unit level, such assets are also tested for impairment and written down where necessary and the write-downs are recognized in income.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. If the carrying amount of a cash-generating unit exceeds the recoverable amount, an impairment loss is recognized. The fair value less costs to sell is the best estimate of the price that would be obtained by selling the cash-generating unit to a third party at the time of valuation less the estimated selling costs. The value in use is defined as the present value of future cash flows based on the continuing use of the asset and its retirement at the end of its useful life.

The value in use is calculated from a forecast of future cash flows based on the LANXESS Group's current long-term planning. This planning is founded upon past experience and the Management Board's estimates of expected market conditions, including assumptions regarding future raw material prices, cost of sales, selling expenses, research and development expenses, general administration expenses and exchange rates.

The present value of future cash flows is calculated by discounting them using the weighted average cost of capital. The weighted average cost of capital is calculated using capital market models. It comprises the average cost of debt and equity financing weighted at market value, taking into account the specific business risks to which the LANXESS Group is exposed. The cost of capital after taxes used in these calculations is 6.0%.

Any impairment losses are allocated by first writing down the goodwill of the strategic business unit concerned. For this purpose, goodwill is allocated among the strategic business units on the basis of use before the impairment test. Any remaining amount is allocated among the other assets of the strategic business unit on the basis of their net carrying amounts at the closing date.

The following impairment losses were recognized on the non-current assets of the LANXESS Group for fiscal 2004 and 2005:

Impairment losses	2004	2005
€ million		
Goodwill	**20**	**-**
of which Performance Rubber	–	–
of which Engineering Plastics	–	–
of which Chemical Intermediates	–	–
of which Performance Chemicals	20	–
Intangible assets, excluding goodwill	**-**	**-**
Property, plant and equipment	**48**	**64**
of which Performance Rubber	–	–
of which Engineering Plastics	21	23
of which Chemical Intermediates	27	14
of which Performance Chemicals	–	–
Corporate Center, Services, Non-Core Business, Reconciliation	–	27
Total	**68**	**64**

Impairment losses were recognized in full in the income statement under other operating expenses and reflected in the segment reporting under the expenses of the respective segments.

The impairment write-downs of €37 million in the Engineering Plastics and Chemical Intermediates reporting segments in 2005 were partly attributable to as yet unsatisfactory performances by individual business units and the resulting decreases in their value in use. These were mainly based on the expectation of adverse external factors such as higher raw material costs that cannot be passed on to customers to the necessary degree. A further factor is that volume growth is likely to be restricted by tougher competition and global overcapacities. Further impairment losses of €27 million were identified mainly as a result of comparing the carrying amounts of the assets of units earmarked for portfolio measures to the fair values determined from existing contracts.

Estimation Uncertainties Preparation of consolidated financial statements in accordance with IFRS entails forward-looking assumptions and estimates that invariably affect the valuation of assets and liabilities, income and expenses and contingent liabilities.

All assumptions and estimates used in the consolidated financial statements are based on management's expectations as of the closing date. Information that could alter these estimates is reviewed continually and may result in an adjustment to the carrying amounts of the respective assets and liabilities.

In particular, the recognition and the measurement of provisions are greatly influenced by assumptions as to the probability of utilization and the underlying discount rate. Changes in the discount rate used for a provision may make significant remeasurement necessary.

The results of impairment tests are also materially affected by estimates and assumptions. Management's expectations indirectly affect the valuation of assets and goodwill.

In the impairment tests on assets in fiscal 2005, assumptions were made about the future cash flows expected to be generated by certain cash-generating units and the discount rate after taxes used to calculate the present value of such cash flows. If the actual cash flows or discount rates in subsequent periods differ from these assumptions, write-downs may be necessary. An increase of one percentage point in the discount rate or a 10% change in the expected future cash flows would not have caused the recoverable amounts of the cash-generating units to fall below their carrying amounts and thus would not have altered the impairment losses recognized in the fiscal year.

Defined benefit pension plans also necessitate actuarial computations and valuations. The section on provisions for pensions and other post-employment benefits contains information on the assumptions on which the actuarial calculations and estimates were based (see Note [27]).

To assess the impact of changes in material assumptions on the level of provisions, the LANXESS Group performed sensitivity analyses on the other provisions recorded as of December 31, 2005. These analyses involved varying the probability of an event occurring, the discount rate and the amount of the provision.

The LANXESS Group believes that the variations on which the above analyses were based would not have a material impact on the level of provisions reported in the consolidated financial statements.

The LANXESS Group endeavors to minimize short-term fluctuations in its net income by hedging interest rate and currency risks. In the long term, however, it is possible that changes in exchange rates and/or interest rates could adversely affect earnings. As of December 31, 2005 it is estimated that a general increase of one percentage point in interest rates would have reduced the Group's income before income taxes by €2 million.

As part of the spin-off from the Bayer Group, LANXESS took over structures and circumstances that in future are subject to appraisal by the tax authorities. Although the LANXESS Group believes it has presented all relevant facts correctly and in compliance with the law, it is possible that the tax authorities may reach different conclusions in individual cases.

When these consolidated financial statements were prepared, there was no reason to expect any major change in the underlying estimates, so the LANXESS Group does not currently expect any major adjustment in carrying amounts in 2006.

Companies Consolidated

Changes in the scope of consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG along with all of its material domestic and foreign subsidiaries. Two companies were consolidated for the first time in the second quarter of 2005. LANXESS Finance B.V., Ede, Netherlands, was established on June 6, 2005 in connection with the issue of the Euro Benchmark Bond to operate as a financing and service company within the LANXESS Group. Since April 1, 2005 the Perlon monofil activities of Dorlastan Fibers & Monofil GmbH have been concentrated at Perlon-Monofil GmbH (formerly 1. BCheV GmbH).

LANXESS Kautschuk GmbH and LANXESS Belgien GmbH were merged into LANXESS Deutschland GmbH in 2005. The assets of LANXESS Europe GmbH & Co. KG were transferred to LANXESS Europe GmbH. Since both these transactions exclusively comprised asset transfers between fully consolidated companies, they did not affect the consolidated financial statements. Novochem 2000 S.A. and iSL-Chemie GmbH & Co. KG were divested and thus deconsolidated. These transactions had no material impact on the consolidated financial statements. The assets of both companies together at the dates of deconsolidation accounted for less than 1% of the total assets of the Group. The acquisition price totaled €20 million and is due in the first quarter of 2006.

On December 31, 2005, LANXESS AG had 58 fully consolidated companies. As in the previous year, International South Africa (Pty) Ltd. was included by proportionate consolidation, while Bayer Industry Services GmbH & Co. OHG was included at equity.

Other information on companies consolidated The principal consolidated companies are listed in the following table:

Company name and headquarters	Interest held (%)
Germany	
LANXESS Buna GmbH, Marl	100
LANXESS Deutschland GmbH, Leverkusen	100
LANXESS Distribution GmbH, Cologne	100
LANXESS Europe GmbH, Langenfeld	100
RheinChemie Rheinau GmbH, Mannheim	100
EMEA (excluding Germany)	
LANXESS (Pty.) Ltd., Isando, South Africa	100
LANXESS B.V., Ede, Netherlands	100
LANXESS Chemicals, S.L., Barcelona, Spain	100
LANXESS Elastomères S.A.S., Lillebonne, France	100
LANXESS Emulsion Rubber S.A.S., La Wantzenau, France	100
LANXESS Finance B.V., Ede, Netherlands	100
LANXESS International SA, Fribourg, Switzerland	100
LANXESS Limited, Newbury, U.K.	100
LANXESS N.V., Antwerp, Belgium	100
LANXESS Rubber N.V., Zwijndrecht, Belgium	100
LANXESS S.r.l., Milan, Italy	100
LANXESS Styrenics, S.L., Barcelona, Spain	100
Americas	
LANXESS Corporation, Pittsburgh, Pennsylvania, U.S.	100
LANXESS Inc., Sarnia, Ontario, Canada	100
LANXESS Industria de Produtos Quimicos e Plasticos Ltda., Sao Paulo, Brazil	100
LANXESS S.A., Buenos Aires, Argentina	100
LANXESS S.A. de C.V., Mexico City, Mexico	100
Asia-Pacific	
LANXESS (Thailand) Company Ltd., Rayong, Thailand	100
LANXESS (Wuxi) Chemicals Co. Ltd., Wuxi, China	100
LANXESS ABS Limited, Vadodara, India	51
LANXESS Hong Kong Ltd., Hong Kong, China	100
LANXESS International Trading Shanghai Co. Ltd., Shanghai, China	100
LANXESS K.K., Tokyo, Japan	100
LANXESS Pte. Ltd., Singapore, Singapore	100
LANXESS PTY Ltd., Homebush Bay, Australia	100

A list of the LANXESS Group's ownership interests is deposited with the Commercial Register at the Local Court of Cologne under No. B53652 and is also available directly from LANXESS AG on request.

In fiscal 2005 the 40% interest in Bayer Industry Services GmbH & Co. OHG allocated to LANXESS effective July 1, 2004 was included at equity.

As in the previous year, the joint venture Chrome International South Africa was included by proportionate consolidation in accordance with IAS 31 on the basis of LANXESS's 50% interest. The effect of this joint venture on the Group balance sheet and income statement is as follows:

	Dec. 31, 2004	Dec. 31, 2005		2004	2005
€ million			€ million		
Non-current assets	31	30	Income	16	21
Current assets	4	6	Expenses	(21)	(22)
Provisions	(1)	(1)			
Financial liabilities	(44)	(45)			
Other liabilities	(1)	(2)			
Net assets	**(11)**	**(12)**	**Income after taxes**	**(5)**	**(1)**

Notes to the Income Statement

(1) Sales Sales in 2005 showed a year-on-year increase of €377 million, or 5.6%, to €7,150 million. Overall, the positive impact of prices and exchange rates offset the negative impact of volumes. After adjustment for currency effects, sales were up 5.1%. Revenues are derived primarily from the sale of self-manufactured products and trade goods.

A breakdown of sales is provided in the table of key data by segment and region.

(2) Research and development expenses Because of their special importance in the LANXESS Group, research and development expenses are recognized separately alongside the mandatory information on cost of sales, selling expenses and general administration expenses.

(3) Other operating income

Other operating income	2004	2005
€ million		
Income from hedging with derivative financial instruments	9	40
Income from the reversal of provisions	14	15
Gains from the sale of non-current assets	4	4
Income from the reversal of write-downs on receivables and other assets	2	2
Miscellaneous operating income	78	94
	107	**155**

(4) Other operating expenses

Other operating expenses	2004	2005
€ million		
Expenses for allocations to restructuring provisions	–	144
Expenses relating to antitrust litigation	33	71
Expenses for impairment write-downs, excluding goodwill	48	64
Expenses for hedging with derivative financial instruments	–	21
Write-downs of trade receivables and other current assets	15	19
Losses from the sale of non-current assets	6	3
Amortization of acquired goodwill	27	0
Miscellaneous operating expenses	76	169
	205	**491**

Global impairment charges resulted in additional other operating expenses of €64 million in fiscal 2005 (2004: €68 million). The miscellaneous operating expenses for fiscal 2005 also included expenses for portfolio adjustments.

(5) Operating result (EBIT) The reconciliation of the segment results to EBIT for the LANXESS Group is provided in the segment reporting (Note [41]).

In the consolidated financial statements of the LANXESS Group, the interest portion of non-current provisions – including those for funded pension obligations – is recognized entirely in the financial result. The same applies to the return on plan assets. Recognition of the amortization of actuarial gains and losses depends on whether the change in actuarial assumptions relates to the pension obligations themselves or to the plan assets. If the assumptions about pension obligations alter, for example, if the rate of increase in employees' remuneration differs from predictions, the relevant income or expense is recognized in the appropriate operating expense item(s) and thus in the operating result. However, income or expense arising because the actual amounts vary from the actuarial assumptions on which plan assets are valued continue to be recognized in the financial result.

(6) Income/loss from investments in affiliated companies – net The components of this item are as follows:

Income/loss from investments in affiliated companies	2004	2005
€ million		
Loss from company included at equity	(4)	(35)
Income from other affiliated companies	2	3
	(2)	**(32)**

(7) Net interest expense This item comprises:

Net interest expense	2004	2005
€ million		
Income from other securities and loans constituting financial assets	1	1
Other interest and similar income	2	6
Interest and similar expenses	(49)	(48)
	(46)	**(41)**

Finance leases are capitalized under property, plant and equipment in compliance with IAS 17. The interest portion of the lease payments, amounting to €4 million (2004: €5 million), is included in interest expense.

(8) Other financial income and expenses – net
This item comprises:

Other financial income and expenses – net	2004	2005
€ million		
Interest portion of interest-bearing provisions	(33)	(32)
Net exchange gain (loss)	2	(6)
Miscellaneous financial expenses	(1)	(34)
Miscellaneous financial income	1	0
Total	**(31)**	**(72)**

Miscellaneous financial expenses partly comprise the cost of the early repurchase of the mandatory convertible bond.

(9) Income taxes This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes. In 2004 income taxes were allocated to the business units being transferred to LANXESS on the basis of their contributions to earnings.

A tax rate of 39.6% is used to calculate deferred taxes for the German companies. This is derived from a corporation tax rate of 25.0% plus a solidarity surcharge of 5.5%, after adjusting for trade tax. Deferred taxes for foreign companies are based on local tax rates.

The breakdown of income taxes by origin is as follows:

Income taxes by origin	2004	2005
€ million		
Current taxes	(44)	(56)
Deferred taxes resulting from		
temporary differences	(15)	115
loss carrryforwards	72	4
Income taxes	**13**	**63**

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

Deferred tax assets	Dec. 31, 2004		Dec. 31, 2005	
€ million	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	22	5	18	7
Property, plant and equipment	102	253	29	169
Financial assets	0	4	0	3
Inventories	12	12	10	4
Receivables	2	56	3	74
Other assets	20	12	9	12
Pension provisions	12	10	18	7
Other provisions	31	2	92	2
Liabilities	38	1	79	1
Loss carryforwards	233	–	49	–
	472	**355**	**307**	**279**
of which non-current	370	272	114	186
Set-off*	(300)	(300)	(204)	(204)
	172	**55**	**103**	**75**

* Under IAS 12 deferred tax assets and liabilities should, under certain conditions, be offset if they relate to income taxes levied by the same tax authority.

The change in deferred taxes is shown in the table.

Change in deferred taxes	
€ million	
Deferred taxes as of January 1, 2005	**117**
Tax income reflected in the income statement	119
Changes in scope of consolidation	2
Taxes included in stockholders' equity	
Migration effects due to spin-off from the Bayer Group	(245)
Change in accounting treatment of Bayer Pensionskasse	38
Other	2
Translation differences	(5)
Deferred taxes as of December 31, 2005	**28**

Some deferred tax assets relate to tax jurisdictions where losses were recorded in previous years. In this respect, the LANXESS Group has taken customary and feasible tax strategies into consideration.

Deferred tax assets of €49 million (2004: €233 million) are recognized on the €125 million (2004: €591 million) in tax loss carryforwards that represent income likely to be realized in the future.

The reduction in loss carryforwards utilizable for tax purposes from €591 million to €125 million is principally attributable to the fact that the tax loss carryforwards transferred to LANXESS AG at the time of the spin-off from Bayer AG were €461 million lower than the amount allocated to LANXESS AG in the combined financial statements as of December 31, 2004. The difference was recognized in stockholders' equity and thus had no effect on income.

Deferred taxes have not been recognized for €89 million of tax loss carryforwards that can theoretically be utilized over more than one year.

The actual tax income for 2005 was €63 million (2004: €13 million). This figure differed by €17 million (2004: €5 million) from the expected tax income of €46 million (2004: €8 million) that would result from applying the tax rate for LANXESS AG.

The following table shows a reconciliation of expected tax income to reported tax income:

Reconciliation to reported tax income	2004	2005
€ million		
Loss before income taxes	(20)	(117)
Income tax rate of LANXESS AG	39.6%	39.6%
Theoretical tax income	8	46
Tax difference due to differences between local tax rates and the theoretical tax rate	(1)	17
Reduction in taxes due to tax-free income		
Utilization of off-balance-sheet loss carryforwards	–	13
Other	–	3
Increase in taxes due to non-deductible items		
Amortization of goodwill	(1)	–
Other	–	(21)
Other tax effects	7	5
Actual tax income	**13**	**63**
Effective tax rate	65.0%	53.8%

(10) Other taxes Other taxes amounting to €42 million (2004: €39 million) are included in the cost of sales, selling expenses, research and development expenses or general administration expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

(11) Earnings per share Earnings per share for fiscal 2005 are derived from the Group net loss of €63 million and the number of shares in circulation on December 31, 2005 following the spin-off in January and the exercise of conversion rights under the mandatory convertible bond during the year. The calculation is based on the 84,620,670 shares admitted to trading on the Frankfurt Stock Exchange. Further information on equity instruments that could dilute earnings per share in the future is contained in Note [25].

(12) Cost of materials The cost of materials was approximately €3.6 billion (2004: approx. €3.5 billion), comprising purchased materials plus/minus changes in inventories and expenses for purchased utilities and fuels. Since the Bayer Group did not prepare separate financial statements for what are now the LANXESS operations before it decided to spin them off, the cost of materials in 2004 has been derived from the consolidated reporting for the Bayer Group. The cost of materials stated for 2004 does not necessarily reflect the amount that would have been reported if the LANXESS Group had prepared consolidated financial statements for 2004.

(13) Personnel expenses Personnel expenses increased by €131 million from €1,202 million to €1,333 million in 2005, mainly as a result of restructuring. The personnel expenses shown here do not contain the interest portion of the allocation to personnel-related provisions, especially pension provisions. This is included in the financial result as other financial expense (see Note [8]).

Personnel expenses include wages and salaries totaling €1,040 million (2004: €906 million) and social expenses of €293 million (2004: €296 million), of which €104 million (2004: €105 million) were pension expenses. The above statement regarding the limited information value of the figures for cost of materials in 2004 also applies to personnel expenses.

(14) Employees The number of employees as of December 31, 2005, classified by corporate functions, was as follows:

Employees by functional area	Dec. 31, 2004	Dec. 31, 2005
Marketing	3,460	2,797
Production	13,711	13,266
Research	670	583
Administration	1,818	1,636
	19,659	**18,282**

On December 31, 2005 the LANXESS Group had 18,282 employees compared with 19,659 on December 31, 2004. In the Combined Financial Statements as of December 31, 2004, some 600 employees in the marketing functions of Bayer companies were allocated to the LANXESS Group for statistical purposes because they worked in agency business for LANXESS. As of the date of the spin-off, these individuals were no longer assigned to LANXESS.

(15) Intangible assets Changes in intangible assets in 2005 were as follows:

Changes in intangible assets in 2004

€ million	Concessions, industrial property rights, similar rights and assets, and licenses to such rights and assets	Acquired goodwill	Advance payments	Total
Gross carrying amounts on December 31, 2003	268	137	15	420
Exchange differences	(6)	(1)		(7)
Changes in scope of consolidation				0
Acquisitions				0
Capital expenditures	4			4
Retirements	(4)	(108)		(112)
Transfers	15		(12)	3
Gross carrying amounts on December 31, 2004	**277**	**28**	**3**	**308**
Accumulated amortization and write-downs on Dec. 31, 2003	(221)	(99)	(1)	(321)
Exchange differences	5	1		6
Changes in scope of consolidation				0
Amortization and write-downs in 2004	(12)	(27)		(39)
of which write-downs		(20)		(20)
Write-backs				0
Retirements	3	108		111
Transfers				0
Accumulated amortization and write-downs on Dec. 31, 2004	**(225)**	**(17)**	**(1)**	**(243)**
Net carrying amounts on December 31, 2004	**52**	**11**	**2**	**65**

Changes in intangible assets in 2005

€ million	Concessions, industrial property rights, similar rights and assets, and licenses to such rights and assets	Acquired goodwill	Advance payments	Total
Gross carrying amounts on December 31, 2004	277	28	3	308
Exchange differences	14	3		17
Changes in scope of consolidation	(1)			(1)
Acquisitions				0
Capital expenditures	6		2	8
Retirements	(20)	(7)	(1)	(28)
Transfers	5	(5)		0
Gross carrying amounts on December 31, 2005	**281**	**19**	**4**	**304**
Accumulated amortization and write-downs on Dec. 31, 2004	(225)	(17)	(1)	(243)
Exchange differences	(13)			(13)
Changes in scope of consolidation	1			1
Amortization and write-downs in 2005	(20)			(20)
of which write-downs	(2)			(2)
Write-backs				0
Retirements	17	7		24
Transfers	(2)	2		0
Accumulated amortization and write-downs on Dec. 31, 2005	**(242)**	**(8)**	**(1)**	**(251)**
Net carrying amounts on December 31, 2005	**39**	**11**	**3**	**53**

(16) Property, plant and equipment Changes in property, plant and equipment in 2005 were as follows:

Changes in property, plant and equipment in 2004

€ million	Land and buildings	Technical equipment and machinery	Other fixtures, fittings and equipment	Advance payments and assets under construction	Total
Gross carrying amounts on Dec. 31, 2003	1,363	5,529	184	207	7,283
Exchange differences	(18)	(66)	(4)		(88)
Changes in scope of consolidation					0
Acquisitions					0
Capital expenditures	20	47	6	202	275
Retirements	(117)	(208)	(19)	(1)	(345)
Transfers	28	167	29	(227)	(3)
Gross carrying amounts on Dec. 31, 2004	**1,276**	**5,469**	**196**	**181**	**7,122**
Accumulated depreciation and write-downs on Dec. 31, 2003	(1,041)	(4,521)	(169)	(1)	(5,732)
Exchange differences	13	54	4		71
Changes in scope of consolidation					0
Depreciation and write-downs in 2004	(27)	(192)	(12)	(27)	(258)
of which write-downs	(2)	(26)	(1)	(27)	(56)
Write-backs					0
Retirements	109	190	17	2	318
Transfers	2		13	(15)	0
Accumulated depreciation and write-downs on Dec. 31, 2004	**(944)**	**(4,469)**	**(147)**	**(41)**	**(5,601)**
Net carrying amounts on Dec. 31, 2004	**332**	**1,000**	**49**	**140**	**1,521**

Changes in property, plant and equipment in 2005

€ million	Land and buildings	Technical equipment and machinery	Other fixtures, fittings and equipment	Advance payments and assets under construction	Total
Gross carrying amounts on Dec. 31, 2004	1,276	5,469	196	181	7,122
Exchange differences	41	194	7	9	251
Changes in scope of consolidation	(12)	(28)	(1)		(41)
Acquisitions					0
Capital expenditures	16	41	6	180	243
Retirements	(36)	(171)	(11)	(2)	(220)
Transfers	17	152	11	(180)	0
Gross carrying amounts on Dec. 31, 2005	**1,302**	**5,657**	**208**	**188**	**7,355**
Accumulated depreciation and write-downs on Dec. 31, 2004	(944)	(4,469)	(147)	(41)	(5,601)
Exchange differences	(24)	(155)	(5)		(184)
Changes in scope of consolidation	10	26	1		37
Depreciation and write-downs in 2005	(38)	(225)	(14)	(16)	(293)
of which write-downs	(7)	(40)	(2)	(16)	(65)
Write-backs					0
Retirements	34	167	10	1	212
Transfers	(2)	(36)	(1)	39	0
Accumulated depreciation and write-downs on Dec. 31, 2005	**(964)**	**(4,692)**	**(156)**	**(17)**	**(5,829)**
Net carrying amounts on Dec. 31, 2005	**338**	**965**	**52**	**171**	**1,526**

Capitalized property, plant and equipment includes assets with a total net value of €46 million (2004: €36 million) held under finance leases. The gross carrying amounts of these assets at the closing date totaled €108 million (2004: €89 million).

These assets are mainly machinery and technical equipment with a carrying amount of €20 million (gross amount: €72 million; 2004: carrying amount €18 million, gross amount €66 million) and buildings with a carrying amount of €26 million (gross amount: €36 million; 2004: carrying amount €17 million, gross amount €23 million). In the case of buildings, either the present value of the minimum lease payments substantially covers their fair value, or title passes to the lessee on expiration of the lease.

Property, plant and equipment also includes assets of secondary importance leased to other parties under operating leases. However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17, a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

(17) Investment in associate The following tables show the main income statement and balance sheet items for the company included in the consolidated statements using the equity method:

	2004	2005
€ million		
Sales	1,707	1,656
Loss from associate included at equity	**(4)***	**(35)**

* Relates to the second half of 2004 only

	Dec. 31, 2004	Dec. 31, 2005
€ million		
Stockholders' equity		
Assets	1,009	1,095
Liabilities	772	973
	237	122
Adjustment of LANXESS's interest and equity valuation	(193)	(100)
Associate included at equity	**44**	**22**

(18) Investments in other affiliated companies This item contains interests in other affiliated companies totaling €4 million (2004: €4 million).

The other investments classified as available-for-sale financial assets contain non-listed equity instruments whose fair values could not be reliably determined. These are therefore recognized in the financial statements as of December 31, 2005 at amortized cost of €4 million (2004: €4 million).

(19) Non-current and current financial assets

Financial assets	Dec. 31, 2004			Dec. 31, 2005		
€ million	Non-current	Current	Total	Non-current	Current	Total
Securities	3	0	3	3	0	3
Loans to other affiliated companies	25	0	25	23	0	23
Other loans	9	0	9	9	0	9
Leasing receivables	16	1	17	13	2	15
Loans receivable	0	0	0	0	7	7
Receivables from derivative financial instruments	0	23	23	0	28	28
	53	**24**	**77**	**48**	**37**	**85**

Accounts receivable of €15 million (2004: €17 million) relate to lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases).

The leasing receivables are due as follows:

Leasing receivables			
€ million	Lease payments	Interest portion	Leasing receivables
2006	3	1	2
2007	3	1	2
2008	3	1	2
2009	3	1	2
2010	3	1	2
After 2010	7	2	5
	22	**7**	**15**

(20) Other non-current assets Other non-current assets are carried at amortized cost less write-downs. No write-downs were made in 2005.

Other non-current assets comprise:

Other non-current assets	Dec. 31, 2004	Dec. 31, 2005
€ million		
Receivables from pension obligations	113	59
Other receivables	16	20
	129	**79**

(21) Inventories Of the €1,068 million in inventories carried as of December 31, 2005 (2004: €1,151 million), €19 million (2004: €29 million) are reflected at their net realizable value.

Inventories comprised the following:

Inventories	Dec. 31, 2004	Dec. 31, 2005
€ million		
Raw materials and supplies	211	205
Work in process, finished goods and trade goods	939	862
Advance payments	1	1
	1,151	**1,068**

Write-backs of inventories totaled €3 million in 2005.

Write-downs of inventories were as follows:

Write-downs of inventories	Dec. 31, 2004	Dec. 31, 2005
€ million		
Balance at beginning of year	(56)	(63)
Additions charged as expenses	(25)	(25)
Exchange differences	1	(1)
Reversals/utilization	17	22
Balance at end of year	**(63)**	**(67)**

(22) Trade receivables Trade receivables are stated after write-downs of €31 million (2004: €26 million) for amounts unlikely to be recovered.

All trade receivables – totaling €1,065 million (2004: €1,137 million) – are due within one year. Trade receivables of €4 million (2004: €4 million) related to other affiliated companies and €1,061 million (2004: €1,133 million) to other customers.

Changes in write-downs of trade receivables and other current assets are as follows:

Write-downs of trade receivables and other current assets	Dec. 31, 2004	Dec. 31, 2005
€ million		
Balance at beginning of year	(22)	(26)
Additions charged as expenses	(12)	(19)
Exchange differences	1	(1)
Reversals/utilization	7	12
Balance at end of year	**(26)**	**(34)**

(23) Other current assets Other receivables and other assets are carried at amortized cost, less write-downs of €3 million (2004: €1 million).

They comprise:

Other current assets	Dec. 31, 2004	Dec. 31, 2005
€ million		
Claims for tax refunds	73	102
Payroll receivables	1	1
Other receivables	131	97
	205	**200**

(24) Liquid assets

Liquid assets	Dec. 31, 2004	Dec. 31, 2005
€ million		
Marketable securities and other instruments	0	3
Cash and cash equivalents	72	133
	72	**136**

Financial instruments with original maturities of up to three months are recognized under cash and cash equivalents in view of their high liquidity.

(25) Stockholders' equity At the Extraordinary Stockholders' Meeting of LANXESS AG on September 15, 2004 the Management Board was authorized until August 30, 2009 to increase the company's capital stock, with the approval of the Supervisory Board, by issuing new no-par shares against cash or non-cash contributions by a total of €36,517,096 on one or more occasions (authorized capital). This resolution on authorized capital was entered in the Commercial Register on February 25, 2005. Stockholders essentially have to be granted subscription rights to any authorized capital issued. However, with the approval of the Supervisory Board, the Management Board is authorized to exclude subscription rights for stockholders in certain circumstances.

The Annual Stockholders' Meeting of LANXESS AG on June 16, 2005 authorized an increase of up to €20,000,000 in the capital stock through the issue of up to 20,000,000 new no-par bearer shares. This contingent capital was used to grant shares to holders of the convertible bond issued by LANXESS AG under a resolution adopted at the Stockholders' Meeting of September 15, 2004, upon exercise of conversion rights or fulfillment of the mandatory conversion obligation.

Capital increase from contingent capital On July 20, 2005, following the bondholder's exercise of its right to convert the mandatory convertible bond, the capital stock of LANXESS AG was increased from the contingent capital by €11,586,478 to €84,620,670 through the issuance of 11,586,478 no-par bearer shares, each representing €1 of the capital stock. These new shares, which are entitled to any dividends from January 1, 2005 onward, were admitted to trading on German stock exchanges on July 22, 2005. As a result of the stock issue, capital reserves increased by €199 million.

Capital reserves The spin-off balance sheet prepared in connection with the spin-off of LANXESS AG from Bayer AG contained the assets and liabilities allocated to LANXESS AG for purposes of its commercial accounts as of July 1, 2004. Insofar as the net assets exceeded the capital stock shown in the spin-off balance sheet as of July 1, 2004, they were recognized as capital reserves in accordance with the Spin-off and Acquisition Agreement. In 2005 the capital reserves were increased by the exercise of the conversion rights under the mandatory convertible bond. €158 million was transferred from the capital reserve of LANXESS AG to offset the loss carryforward and net loss. The capital stock and capital reserves of LANXESS AG amounted to €889 million as of December 31, 2005.

Other reserves The other reserves mainly contain retained earnings amounting to €748 million (2004: €896 million).

(26) Minority stockholders' interest Minority stockholders' interests in fiscal 2004 and 2005 consisted mainly of interests in the stockholders' equity of LANXESS ABS Ltd., Vadodara, India; DUBAY GmbH, Hamm, Germany; EUROPIGMENTS S.L., Vilasar de Mar, Barcelona, Spain; LANXESS Yaxing Chemicals Company Ltd., Weifang, China; and RheinChemie Ltd., Qingdao, China. Regarding the recognition of exchange differences relating to minority stockholders' interests in equity, please see the section headed "Transition from the Combined Financial Statements to the Consolidated Financial Statements of the LANXESS Group as of December 31, 2005".

(27) Provisions for pensions and other post-employment benefits Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds.

The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country. The benefits are generally based on the employees' remuneration and years of service. The obligations relate both to existing retirees' pensions and to pension entitlements of future retirees.

The presentation of the pension obligations in the combined financial statements and the obligations to be transferred was based on separate actuarial reports for the periods ended December 31, 2004 and December 31, 2005, which in turn were based on lists of the employees to be transferred or already transferred, respectively, at the closing dates. The obligations were determined on an individual basis, except that, as of December 31, 2004, they were allocated in certain cases by way of distribution keys for specific employee groups.

Specific national or company rules govern the benefit rights of employees with vested pension rights who had retired or left the company before July 1, 2004.

Retirement benefits are provided through both defined contribution and defined benefit plans.

In the case of defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations.

The regular contributions constitute expenses for the year in which they are due and as such are included in the function expenses, and thus in the operating result. In 2005, these expenses totaled €81 million (2004: €47 million), including €46 million in employer's contributions to the statutory pension plan in Germany. The year-on-year increase was partly attributable to the change in the accounting treatment of the Bayer Pensionskasse VvaG (Bayer pension fund).

The legally independent Bayer Pensionskasse is a private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since the obligations of the participating entities are not confined to payment of the contributions for the respective fiscal year, the Bayer Pensionskasse constitutes a defined-benefit multi-employer plan and therefore would normally have to be accounted for proportionately as a defined-benefit plan.

The Bayer Pensionskasse is financed not on the principle of coverage for individual benefit entitlements, but on the actuarial equivalence principle, based on totals for the whole plan. This means that the sum of existing plan assets and the present value of future contributions must be at least equal to the total future benefits payable under the plan. The LANXESS Group is therefore exposed to the actuarial risks of the other participating entities in the Bayer Pensionskasse and thus has no consistent or reliable basis for allocating the benefit obligation, plan assets and costs. It also has no access to the information it would need in order to account for the Bayer Pensionskasse as a defined benefit plan in accordance with IAS 19. Therefore, as of January 28, 2005, the Bayer Pensionskasse is no longer accounted for as a defined benefit plan, but as a defined contribution plan.

The Bayer Pensionskasse makes any pension adjustments in accordance with Article 16 of the German Occupational Pensions Improvement Act (BetrAVG) insofar as the necessary funds are made available to it. Pension adjustment obligations that have not been assumed by the Bayer Pensionskasse are accounted for by LANXESS as a separate defined benefit plan.

Since the change in the accounting treatment of the Bayer Pensionskasse by the LANXESS Group is a result of the spin-off from the Bayer Group, the resulting €58 million impact is offset against stockholders' equity without affecting the income statement.

All other retirement benefit systems are defined benefit plans, which may be either unfunded, i.e. financed by provisions, or funded, i.e. financed through pension funds. In 2005, expenses for defined benefit plans amounted to €55 million (2004: €47 million). These net periodic costs – except for the interest portion, the expected return on plan assets and the share of the amortization of actuarial losses that is attributable to the plan assets – are included in the function expenses.

Provisions are also set up under this item for the obligations of Group companies, particularly in the United States, to provide health care to their retirees. Early retirement and certain other benefits provided to retirees are also included in pension provisions since they are similar in character to pension obligations. Like pension obligations, they are determined in accordance with IAS 19. In 2005, provisions for other post-employment benefits amounted to €136 million (2004: €114 million). Changes were made to the basic conditions for the plan covering health care costs in the United States in 2004. These changes essentially require employees participating in the plan to assume a greater share of the costs through higher copayments and proportionate contributions. In addition, a ceiling was introduced for the annual contributions payable by companies. Under IAS 19, these changes constitute a plan amendment that thus reduces the past service cost. In addition to the resulting €8 million impact, plan amendments in connection with the spin-off from the Bayer Group reduced other post-employment benefit obligations by €22 million. Net expense of €24 million for the other post-employment benefits was recorded in 2005 (2004: €14 million). This comprises €19 million (2004: €13 million) in current service cost, €8 million (2004: €6 million) in interest cost, €2 million (2004: €2 million) in amortization of actuarial losses, and €5 million (2004: €7 million) in income from subsequent adjustments of benefit entitlements.

The costs for the plans comprise the following:

€ million	2004	2005	2004	2005
	Pension obligations		Other post-employment obligations	
Current service cost	30	28	13	19
Past service cost	5	6	(5)	(5)
Interest cost	48	43	6	8
Expected return on plan assets	(41)	(27)	–	–
Amortization of actuarial gains/losses	10	6	2	2
Plan curtailments and settlements	(5)	(1)	(2)	–
	47	**55**	**14**	**24**

The pension provisions for defined benefit plans are calculated in accordance with IAS 19 by the projected unit credit method. The future benefit obligations are valued by actuarial methods on the basis of the best estimate of the relevant parameters. Funds and benefit obligations are valued on a regular basis at least every three years. For all major plans, comprehensive actuarial valuations are performed annually.

Benefits expected to be payable after retirement are spread over each employee's entire period of employment, allowing for future changes in remuneration.

€ million	Dec. 31, 04	Dec. 31, 05	Dec. 31, 04	Dec. 31, 05
	Pension obligations		Other post-employment obligations	
Defined benefit obligation				
Benefit obligations at beginning of the year	1,118	1,310	146	134
Current service cost	30	28	13	19
Interest cost	48	43	6	8
Employee contributions	7	2	–	–
Plan changes	2	6	(30)	(2)
Plan settlements	1	(584)	–	–
Actuarial gains/losses	119	96	10	(5)
Translation differences	(5)	67	(5)	16
Benefits paid	(28)	(47)	(3)	(14)
Acquisitons/mergers/migration	16	–	–	–
Divestments	–	(2)	–	–
Plan curtailments	2	(2)	(3)	–
Benefit obligation at end of the year	**1,310**	**917**	**134**	**156**
Fair value of plan assets				
Plan assets at beginning of the year	812	925	–	–
Actual return on plan assets	71	44	–	–
Acquisitons/mergers/migration	18	–	–	–
Divestments	–	(9)	–	–
Plan settlements	2	(620)	–	–
Translation differences	(4)	63	–	–
Employer contributions	47	38	3	14
Employee contributions	7	2	–	–
Benefits paid	(28)	(47)	(3)	(14)
Plan assets at end of the year	**925**	**396**	**0**	**0**
Funded status	**(385)**	**(521)**	**(134)**	**(156)**
Unrecognized past service cost	0	0	(4)	(2)
Unrecognized actuarial gains/losses	323	222	24	22
Asset limitation	(129)	(3)	–	–
Net recognized liability at year end	**(191)**	**(302)**	**(114)**	**(136)**
Amounts shown in the balance sheet				
Receivables from pension obligations	113	59	–	–
Provisions for pensions and other post-employment benefits	(304)	(361)	(114)	(136)
Net recognized liability	**(191)**	**(302)**	**(114)**	**(136)**

€468 million (2004: €353 million) of the defined benefit pension obligation relates to unfunded obligations while €449 million (2004: €957 million) relates to funded benefit obligations. The defined benefit obligation for other post-employment benefits totals €156 million (2004: €134 million) and relates entirely to unfunded plans.

For the funded pension plans, total overfunding of individual plans amounts to €14 million (2004: €19 million) while underfunding amounts to €66 million (€51 million).

The amounts relating to plan settlements stated in the reconciliation of pension obligations and plan assets from January 1, 2005 to December 31, 2005 relate to the change in the accounting treatment of the Bayer Pensionskasse in the fiscal year.

The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation – after deducting the fair value of plan assets – and the net liability recognized in the balance sheet. They arise mainly from actuarial gains or losses caused by differences between actual and previously assumed trends in employee remuneration. Plan assets in excess of the obligation are reflected in other receivables, subject to the asset limitation specified in IAS 19. In accordance with IAS 19, the amounts reflected in the balance sheet will be recognized in the income statement over the expected average remaining working lives of existing employees. The portion of the net actuarial gain or loss to be recognized in the income statement is determined by the corridor method. Under this method, actuarial gains and losses on pension obligations and plan assets are netted. That portion of the net amount that exceeds the higher of 10% of the benefit obligations or 10% of plan assets at the end of the prior year is recognized in income in equal installments over the average remaining working lives of the active workforce.

All defined benefit plans necessitate actuarial computations and valuations. The following weighted parameters were used:

	Dec. 31, 04	Dec. 31, 05	Dec. 31, 04	Dec. 31, 05
in %	Pension obligations		Other post-employment obligations	
Interest rate	5.5	4.7	5.4	4.9
Expected salary increases	3.1	2.9	2.7	2.8
Expected pension increases	1.3	1.2	–	–
Average employee turnover (depending on age and gender)	*	*	*	*
Expected return on plan assets	7.3	6.9	–	–
Expected increase in the cost of medical care	–	–	8.5	8.5
Expected long-term increase in the cost of medical care	–	–	4.7	4.8

* empirical values

It is expected that the long-term cost increase for medical care will take place within about four years. The expected return on plan assets is determined from published and internal capital market reports and forecasts for each asset class.

The following table shows the impact of a change in these parameters, assuming the other parameters remain unchanged, on the defined benefit obligation at the end of fiscal 2005 and the benefit expense in 2006:

Pensions

€ million	Benefit obligations current year	Benefit expense following year
Change in discount rate		
Increase of 0.25 percentage points	(41)	2
Decrease of 0.25 percentage points	42	(2)
Change in expected salary increases		
Increase of 0.5 percentage points	22	1
Decrease of 0.5 percentage points	(21)	(1)
Change in expected cost of medical care		
Increase of 0.5 percentage points	61	2
Decrease of 0.5 percentage points	(60)	(2)
Change in expected return on plan assets		
Increase of 0.5 percentage points	–	(2)
Decrease of 0.5 percentage points	–	2

Other post-employment benefits		
€ million	Benefit obligations current year	Benefit expense following year
Change in discount rate		
Increase of 0.25 percentage points	(9)	0
Decrease of 0.25 percentage points	9	0
Change in expected salary increases		
Increase of 0.5 percentage points	6	0
Decrease of 0.5 percentage points	(6)	0
Change in expected cost of medical care		
Increase of 1 percentage point	9	0
Decrease of 1 percentage point	(8)	0

At year end, plan assets to cover pension obligations were comprised as follows:

	Fair value	
	€ million	in %
Equities	209	52.8
Fixed-income securities	161	40.6
Real estate	2	0.5
Other	24	6.1
	396	**100.0**

The net recognized liability is reflected in the following balance sheet items:

	Dec. 31, 2004	Dec. 31, 2005
€ million		
Provisions for pensions and other post-employment benefits	(418)	(497)
Other non-current assets	113	59
Net recognized liability	**(305)**	**(438)**

Changes in provisions for pensions and other post-employment benefits were as follows:

Provisions for pensions and other post-employment benefits							
€ million	Jan. 1, 2005	Changes in scope of consolidation	Exchange differences	Allocations	Utilization	Reversals	Dec. 31, 2005
Provisions for pensions and other post-employment benefits	418	(2)	13	101	(28)	(5)	497

(28) Other non-current and current provisions

These comprise:

Other provisions	Dec. 31, 2004			Dec. 31, 2005		
€ million	Non-current	Current	Total	Non-current	Current	Total
Personnel-related provisions	150	93	243	135	127	262
Provisions for restructuring	0	5	5	66	81	147
Provisions for transactions with customers	0	64	64	0	90	90
Provisions for environmental protection	74	14	88	70	17	87
Miscellaneous provisions	6	49	55	31	86	117
	230	**225**	**455**	**302**	**401**	**703**

Changes in provisions in 2005 were as follows:

Changes in provisions in 2005							
€ million	Jan. 1, 2005	Change in scope of consolidation	Exchange differences	Allocations	Utilization	Reversals	Dec. 31, 2005
Personnel	243	–	5	142	(115)	(13)	262
Restructuring	5	–	2	144	(4)	–	147
Transactions with customers	64	–	1	80	(42)	(13)	90
Environmental protection	88	–	8	5	(13)	(1)	87
Miscellaneous	55	1	1	113	(35)	(18)	117
Total	**455**	**1**	**17**	**484**	**(209)**	**(45)**	**703**

€175 million (2004: €159 million) of the other provisions had maturities of longer than five years.

Share-based payment LANXESS AG offers a long term incentive (LTI) program to members of the Management Board and certain other managers. This program provides for cash payments. The LTI program comprises three annual tranches, the first of which was granted retroactively as of January 31, 2005. Participation in the LTI program is conditional upon the manager's making a personal investment in LANXESS stock, the amount of which depends on his or her base salary. The shares constituting this personal investment cannot be sold for a five-year period.

The share-based part of the LTI program is the Stock Performance Plan.

Provisions are established for the obligations entered into under stock-based compensation programs on the basis of the proportionate fair value of the rights allocated to employees.

Stock Performance Plan Awards under the Stock Performance Plan are based on the performance of LANXESS stock relative to the Dow Jones STOXX 600 Chemicals[SM] index. Awards to members of the Management Board are normally only made if LANXESS outperforms the benchmark index.

Members of the Management Board and senior managers are entitled to take part in the Stock Performance Plan. Eligibility is contingent upon participation in the Economic Value Plan described below. They may not opt to participate in only the Stock Performance Plan or the Economic Value Plan.

The fair values of obligations under these share-based compensation programs are calculated using a Monte Carlo simulation. This simulates the future return on the stock and the benchmark index and the value of the option rights constituting the expected disbursement. A two-dimensional standard distribution of returns is assumed. The calculation is based on the following parameters:

Parameters	
Expected share price volatility	25.0%
Expected dividend payment	0.0%
Expected index volatility	13.0%
Correlation between LANXESS stock and the index	48.0%
Risk-free interest rate	3.0%
Total term of program	5 years
Retention period	3 years
Reference share price (tranche 1)	€15.01
Reference price of the index (tranche 1)	268.95

The volatility of the stock and its correlation to the index is measured by the development of the stock price and the index since January 31, 2005, when LANXESS AG was first listed on the stock exchange. The values are verified by a comparison with the volatility of German shares in the benchmark index, calculated over a longer period.

3,562,416 stock appreciation rights were issued in the first tranche of the Stock Performance Plan. Based on the valuation criteria, the value of each right issued for the first tranche is €1.18. The fair value of the rights is reflected in a provision on a pro rata basis over the retention period. As of December 31, 2005 this provision totaled €1 million.

Other compensation programs

Economic Value Plan Awards under the Economic Value Plan depend on the development of the economic value of the LANXESS Group. If it the Group's performance is in line with the medium-term operational plan, a 100% award is made under the program.

Members of the Management Board, senior managers and some other managers are eligible to participate in the Economic Value Plan.

Although the Economic Value Plan is not, strictly speaking, a share-based compensation program, it is accounted for analogously to IFRS 2, the value of an economic value right being determined on the basis of the expected target attainment. As of December 31, 2005, provisions for this plan totaled €3 million.

LANXESS Stock Plan 2005 This is an employee stock plan entitling managers at lower levels and non-managerial staff to purchase shares in the company at a 50% discount. Employees acquired a total of 225,658 LANXESS shares under this program in 2005. These shares must be retained for at least three years. Participation in this program does not confer any right to similar benefits in the future.

Bayer AG employee stock programs In the Spin-Off and Acquisition Agreement between Bayer AG and LANXESS AG, BAYER AG transferred obligations under existing Bayer AG stock programs (the Stock Option Program, Stock Incentive Program and Stock Participation Program) to LANXESS AG. These programs relate to shares in Bayer AG. The provisions established for these obligations on the basis of a Monte Carlo simulation amounted to €2 million on December 31, 2005 (2004: €1 million). The entitlements of eligible LANXESS employees under these programs cease in 2009.

Provisions for restructuring €144 million was allocated to provisions for restructuring in 2005. The greater part of the provisions as of December 31, 2005 will be disbursed in 2006.

Provisions for restructuring totaled €147 million on December 31, 2005. Of this amount, €115 million comprised provisions for severance payments and other personnel expenses and €32 million comprised provisions for demolition and other expenses.

Environmental provisions The Group's activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Compliance with environmental laws and regulations may require LANXESS to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of the production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the LANXESS Group in the future.

As is typical for companies in the chemical and related industries, soil and groundwater contamination has occurred in the past at certain sites, and might occur or be discovered at other sites. Group companies may be subject to claims brought by national or local regulatory agencies, private organizations or individuals regarding the remediation of sites or areas of land that the LANXESS Group has acquired from companies in the Bayer Group, where materials were produced specifically for third parties under contract manufacturing agreements or where waste from production facilities operated by the LANXESS Group was treated, stored or disposed of.

For instance, a potential liability exists under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as "Superfund," the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of the U.S. sites concerned, numerous companies, including the LANXESS Group, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites in the United States, the LANXESS Group is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.

In the Combined Financial Statements of what is now the LANXESS Group for fiscal 2004, prepared for purposes of the spin-off, provisions of €88 million were recognized for environmental remediation. The provisions for such commitments reflected in the consolidated balance sheet of the LANXESS Group as of December 31, 2005 amount to €87 million. The material components of the provisions for environmental remediation costs primarily relate to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are stated at present value where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. Costs are estimated based on significant factors such as previous experience in similar cases, environmental assessments, current cost levels and new developments affecting costs, our understanding of current environmental laws and regulations, the number of other potentially responsible parties at each site and the identity and financial position of such parties in light of the joint and several nature of the liability, and the remediation methods expected to be employed.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, particularly with regard to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, LANXESS believes the provisions recorded to be adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that no additional costs will be incurred beyond the amounts accrued. It is possible that final resolution of these matters may require expenditures to be made in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. It is nevertheless assumed that such additional amounts, if any, would not have a material adverse effect on the Group's financial position, results of operations or cash flows.

Legal risks The LANXESS Group is involved in numerous legal disputes either directly, or indirectly through reimbursement obligations to companies in the Bayer Group under agreements made in connection with the spin-off of the LANXESS Group. As an international chemical company, the LANXESS Group is exposed to a number of legal disputes in the normal course of business and could be exposed to such proceedings in the future, for example in the areas of antitrust law, the disposal of waste, emissions to the environment and the properties of products it manufactures.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurance and could significantly affect the business operations and revenues and earnings of the LANXESS Group. If, for example, the LANXESS Group loses a case in which it has sought to enforce patent rights, this could reduce future earnings as other manufacturers could be permitted to market products developed by the LANXESS Group or its predecessors.

Legal proceedings normally involve difficult and complicated legal issues and are therefore subject to a number of uncertainties. For example, the circumstances and conditions of each individual case, the jurisdiction in which a claim is filed and thus the applicable law may vary. Upon conclusion of a legal dispute, the LANXESS Group may be required to make payments that exceed reported provisions and existing insurance coverage. The outcome of legal disputes could therefore have a material adverse impact on the results of operations and the cash flow of the LANXESS Group.

For information on current risks relating to antitrust proceedings, please refer to the information on contingent liabilities and other financial commitments (Note [36]).

(29) Non-current financial liabilities Non-current financial liabilities comprise the following:

Non-current financial liabilities	Dec. 31, 2004	Dec. 31, 2005
€ million		
Bonds	0	497
Liabilities to banks	36	63
Liabilities under leasing agreements	67	71
Other financial liabilities	28	13
	131	**644**

In June 2005 the LANXESS Group placed a Euro Benchmark Bond for the first time in the European capital market. This €500 million bond has an annual coupon of 4.125% and a maturity of seven years.

As of December 31, 2005, the maturities of financial liabilities were as follows:

Year due	
€ million	
2006	172
2007	20
2008	6
2009	6
2010	5
After 2010	607
	816

The weighted average interest rate on financial liabilities in the LANXESS Group was 3.8% (2004: 4.1%).

In October 2005 LANXESS replaced the €1.5 billion credit facility arranged with an international bank consortium in December 2004, which comprised a five-year tranche of €1.0 billion and a one-year tranche of €0.5 billion, by a new syndicated credit line of €1.25 billion on better terms. This credit line runs for five years and has two extension options, providing a long-term liquidity back-up.

Information on the fair or market values of financial liabilities is given in Note [39].

Liabilities under lease agreements are recognized in the balance sheet if the leased assets are capitalized under property, plant and equipment as the economic property of the Group (finance leases). They are stated at present values. Lease payments totaling €101 million (2004: €99 million), including €19 million (2004: €22 million) in interest, are to be made to the respective lessors in future years.

The liabilities associated with finance leases mature as follows:

Leasing liabilities			
€ million	Lease payments	Interest portion	Leasing liabilities
2006	14	3	11
2007	10	3	7
2008	9	3	6
2009	8	2	6
2010	8	2	6
After 2010	52	6	46
	101	**19**	**82**

Lease payments in 2005 under operating leases amounted to €8 million (2004: €5 million).

(30) Other non-current liabilities Other non-current liabilities, recognized at amortized cost, totaled €32 million at December 31, 2005 (2004: €36 million).

(31) Current financial liabilities

Current financial liabilities	Dec. 31, 2004	Dec. 31, 2005
€ million		
Liabilities to banks	21	147
Liabilities under leasing agreements	15	11
Other financial liabilities	1,040	14
	1,076	**172**

Current financial liabilities amounted to €172 million (2004: €1,076 million). Details of the maturities of financial liabilities are given in Note [29].

(32) Trade payables Trade accounts are payable mainly to third parties. As in the previous year, the entire amount totaling €694 million (2004: €820 million) is due within one year. Of the €130 million trade payables for which extended payment terms were agreed between the LANXESS Group and the Bayer Group at the end of 2004, €50 million is still outstanding. These are due on a rolling basis in 2007.

Trade payables of €87 million (2004: €156 million) pertain to other affiliated companies and €607 million (2004: €661 million) to other suppliers.

(33) Other current liabilities Other current liabilities are recognized at amortized cost. They comprise:

Other current liabilities	Dec. 31, 2004	Dec. 31, 2005
€ million		
Payroll liabilities	29	33
Social security liabilities	14	19
Tax liabilities	43	39
Accrued interest liabilities	7	13
Advance payments received	2	1
Liabilities from the acceptance of drafts	19	17
Liabilities from derivative financial instruments	2	31
Miscellaneous liabilities	79	62
	195	**215**

Tax liabilities include not only Group companies' own tax liabilities, but also taxes withheld for payment to the authorities on behalf of third parties.

Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.

The other liabilities comprise mainly guarantees, commission payments to customers and reimbursements of expenses.

The remaining liabilities include €1 million (2004: €3 million) to other affiliated companies.

(34) Further information on liabilities Liabilities include €607 million (2004: €49 million) with maturities of more than five years.

Liabilities of €32 million (2004: €257 million) were secured, including €32 million (2004: €23 million) secured by mortgages.

The total amount includes €13 million (2004: €7 million) in accrued interest.

(35) Assets and liabilities held for sale The agreements to sell the fibers and the paper chemicals businesses were signed on December 22, 2005 and December 20, 2005, respectively. The consolidated balance sheet as of December 31, 2005 therefore contains assets and liabilities classified as held for sale according to IFRS 5. These assets and liabilities are as follows:

Disposal group	Dec. 31, 2005
€ million	
Property, plant and equipment	17
Inventories	43
Receivables and other assets	54
Provisions	14
Liabilities	6

Other Information

(36) Contingent liabilities and other financial commitments Contingent liabilities as of December 31, 2005 amounted to €7 million (2004: €11 million). They result entirely from liabilities assumed on behalf of third parties and comprise:

Contingent liabilities	Dec. 31, 2004	Dec. 31, 2005
€ million		
Bills of exchange	1	1
Guarantees	10	6
	11	**7**

These are potential future commitments in cases where the occurrence of certain events in the future would create an obligation, the existence of which is uncertain at the balance sheet date. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties' liabilities to banks resulting from contractual agreements with the LANXESS Group. A liability to perform under the guarantee arises if the debtor does not settle the liability on time or becomes insolvent.

Apart from provisions, liabilities and contingent liabilities, financial commitments also exist under leasing and long-term rental agreements.

The minimum non-discounted future payments relating to operating leases total €70 million (2004: €40 million). These payment obligations mature as follows:

Year due	
€ million	
2006	9
2007	8
2008	7
2009	7
2010	6
After 2010	33
	70

Financial commitments resulting from orders already placed under purchase agreements relating to planned or ongoing capital expenditure projects for property, plant and equipment total €32 million (2004: €47 million). €31 million of these payments are due in 2006 and €1 million is due in 2007.

Under Article 133 paragraph 1 sentence 1 of the German Transformation Act, all legal entities involved in a spin-off are jointly and severally liable for the obligations of the transferring entity that exist at the date of the spin-off. This means that Bayer AG and LANXESS AG are jointly and severally liable for obligations of Bayer AG that existed when the LANXESS Group was spun off from Bayer. However, under Article 133 paragraph 3 of the Act, each company's liability for the obligations not assigned to it under the Spin-Off and Acquisition Agreement is limited to five years.

The Spin-Off and Acquisition Agreement specifies that Bayer AG shall indemnify LANXESS AG against any legally imposed joint liability, including that under Article 133 of the German Transformation Act, and from joint and several liability for commitments and obligations that were not assigned to LANXESS under the Agreement.

Description of the master agreement In a master agreement concluded between Bayer AG and LANXESS AG at the same time as the Spin-off and Acquisition Agreement, Bayer AG and LANXESS AG agreed, among other things, on commitments regarding mutual exemption from joint liability for commitments of the other party and arrangements regarding the allocation of liability for product liability commitments, environmental contamination and antitrust violations. The main provisions of the master agreement on these issues are outlined below.

Joint liability, and joint and several liability Under the master agreement, Bayer AG must indemnify LANXESS AG and all the companies affiliated with LANXESS AG against joint liability, or joint and several liability, for commitments of the Bayer Group arising from the worldwide realignment of the Bayer Group in 2002 and 2003. Bayer AG must also indemnify LANXESS AG and all the companies affiliated with LANXESS AG from joint liability, or joint and several liability, resulting from measures taken to establish the LANXESS Group, to the extent that such liability relates to commitments that cannot be, or have not expressly been, assigned to the LANXESS Group. LANXESS AG must in turn indemnify Bayer AG and all the companies affiliated with Bayer AG from joint liability, or joint and several liability, resulting from measures taken to establish the LANXESS Group, to the extent that such liability relates to commitments that can be, or have expressly been, assigned to the LANXESS Group.

Environmental contamination The master agreement specifies which of the parties is liable vis-à-vis the other party for site-specific environmental contamination that was caused or occurred up to the qualifying date, i.e. the date on which the spin-off is deemed to have taken economic effect (July 1, 2004). The fundamental legal consequence of this arrangement is that the party to whom liability is assigned is required to indemnify the other party and companies affiliated with the other party from all public- or private-law liability to authorities or other third parties with respect to environmental contamination at the sites in question. The arrangement allocating liability for environmental contamination essentially establishes the respective party's liability for the status quo at the sites which it and the companies affiliated with it used on the qualifying date. The liability arrangement also includes elements of origination liability. As a consequence, liability is based on the sites affected in each case. In this respect certain distinctions are made, which are briefly explained below.

LANXESS AG is basically liable – subject to opportunities for potential exoneration – for all environmental contamination at what are known as the LANXESS sites. This essentially means the sites in Germany and other countries used by the LANXESS Group on the qualifying date. Bayer AG, on the other hand, is basically liable – again, subject to opportunities for potential exoneration – for all environmental contamination at what are known as the Bayer sites. This essentially means all the sites owned by Bayer AG or companies affiliated with it or used by Bayer AG and companies affiliated with it (with the exception of LANXESS sites). With respect to possible liability for environmental contamination of the sites of other third parties, the agreement provides that LANXESS AG is liable for such contamination if it was caused by a LANXESS site (via the groundwater) and that Bayer AG is liable if such contamination was caused by a Bayer site (via the groundwater). The master agreement also contains special arrangements regarding the allocation of liability for contamination of specific sites (including landfill sites) and for such liability arising from certain corporate acquisition agreements.

The master agreement limits the liability of LANXESS AG and companies affiliates with LANXESS AG for environmental contamination to a total of €350 million, although this maximum relates – to put it simply – only to measures that have been ordered, agreed or carried out by the end of 2009. LANXESS AG and the companies affiliated with LANXESS AG otherwise have unlimited liability for environmental contamination.

Product liability The master agreement specifies the allocation of each party's liability vis-à-vis the other party in relation to third-party product liability claims, whereas direct product liability claims by either party against the other are expressly excluded. The legal consequence of allocation of liability to one of the parties is that this party is required to indemnify the other party and the companies affiliated with that party against the relevant product liability commitment. The master agreement essentially makes the following distinctions with respect to the allocation of liability:

The LANXESS Group on the one hand and the Bayer Group on the other hand are each fundamentally liable for all product liability commitments arising from or in connection with defective products that were put on the market in the past by their business divisions that were operational on the qualifying date or were subsequently put on the market prior to the effective date of the spin-off. The products put on the market by individual business units are determined, for example, by the "UVP" numbers which are assigned to every product. With respect to product liability commitments arising from or in connection with defective products that are put on the market after the effective date of the spin-off, the master agreement refers to the provisions of applicable law and does not therefore contain any particular contractual arrangement. The master agreement also includes a special arrangement for defective products put on the market by certain companies, plants or production facilities that have since been sold and assigns product liability to LANXESS AG in these cases. It also contains another special arrangement, under which product liability with respect to certain products, particularly products from the discontinued business areas and business groups of the Bayer Group that were allocated to the LANXESS Group, is assigned to LANXESS AG.

Antitrust violations The master agreement specifies the allocation of each party's liability for antitrust violations vis-à-vis the other party. Antitrust liabilities are obligations and liabilities relating to the payment of fines and other (secondary) penalties, obligations to pay damages – including penal damages – to third parties, and obligations to third parties to compensate them for revenues or benefits lost as a result of antitrust violations.

The LANXESS Group is liable vis-à-vis the Bayer Group for any obligations arising from antitrust violations for which the LANXESS operations are responsible. Bayer, in turn, is liable vis-à-vis LANXESS for any obligations arising from antitrust violations for which Bayer is responsible. Each party is required to reimburse the other party the amounts required to meet claims arising from antitrust violations.

In addition to this general principle, there are special arrangements for antitrust proceedings and civil proceedings in connection with certain products of the former Rubber Business Group of Bayer, which was allocated to the LANXESS Group. Bayer AG and certain subsidiaries are the subject of investigations under criminal and civil law with respect to these products, particularly in the United States, Canada and Europe. Where authorities had initiated proceedings or a company had taken steps through an antitrust authority to initiate proceedings by July 1, 2004, LANXESS has to pay 30% of the liabilities and Bayer 70%.

LANXESS AG's maximum liability is €100 million, to which reimbursement of income tax paid as a result of limited tax deductibility may be added. Reimbursements are limited to €50 million per calendar year. The costs of external legal counsel are also split in the ratio 30:70, but these costs do not count towards the maximum liability limit. The settlements made by Bayer AG in fiscal 2005 fully exhaust LANXESS AG's maximum liability of €100 million.

Antitrust obligations that have been allocated to parts of the LANXESS Group based or operating in the United States are included in the calculation of the respective liability limits. Due to specific aspects of U.S. law, agreements are being concluded concerning the parts of the LANXESS Group that are based or operating in the U.S., the provisions of which do not have to coincide with the provisions of the master agreement. Bayer AG and LANXESS AG have, however, undertaken to make sure that the agreements in the U.S. will be modified to reflect the fundamental rules of the master agreement if there are major deviations.

(37) Related parties In the course of its operations, the LANXESS Group sources materials, inventories and services from a large number of business partners around the world. These include companies in which LANXESS AG has a direct or indirect interest. Transactions with these companies are carried out on an arm's length basis.

Transactions with associated companies included in the consolidated financial statements by the equity method comprised the purchase of site services in the fields of utilities, infrastructure, logistics and catering totaling €433 million (2004: €458 million) from Bayer Industry Services GmbH & Co. OHG.

As a result of these transactions, there were trade payables of €87 million pertaining to Bayer Industry Services GmbH & Co. OHG on December 31, 2005.

No material business transactions were undertaken with other associated companies.

(38) Compensation of the Management Board and the Supervisory Board In fiscal 2005 compensation totaling €4,233,000 was paid to the members of the LANXESS AG Management Board. The breakdown of this amount is as follows:

Total compensation of the Management Board in fiscal 2005

€ '000		Short-term benefits		
	Fixed salary	Fringe benefits	Bonus	Total
Dr. Axel C. Heitmann	592	46	820	1,458
Dr. Ulrich Koemm	469	22	643	1,134
Dr. Martin Wienkenhöver	393	29	396	818
Matthias Zachert	400	20	403	823
Total	**1,854**	**117**	**2,262**	**4,233**

In addition, the members of the Management Board received the following compensation under the Long Term Incentive Program (LTIP):

Stock-based compensation: LTIP tranche 2005

	Long-term incentive plan	
	No. of rights	Fair value €'000
Dr. Axel C. Heitmann	520,000	227
Dr. Ulrich Koemm	406,467	178
Dr. Martin Wienkenhöver	346,667	152
Matthias Zachert	346,667	152
Total	**1,619,801**	**709**

Further, in fiscal 2005 service cost of €537,000 relating to defined benefit pension plans was incurred for members of the Management Board as part of their compensation package.

The total remuneration of the members of the Supervisory Board (fixed compensation and remuneration for membership of committees) amounted to €650,000 in fiscal 2005. Details are given in the corporate governance report.

No loans were granted to members of the Management Board or the Supervisory Board in fiscal 2005.

(39) Financial instruments Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39, asset instruments are categorized as "at fair value through profit or loss," "held to maturity" or "available for sale" and, accordingly, recognized at fair value or amortized cost. Financial instruments that constitute liabilities, are not held for trading and are not derivatives, are carried at amortized cost.

Risks and risk management The global alignment of the LANXESS Group exposes its business operations, earnings and cash flows to a number of market risks. Material financial risks to the Group as a whole are centrally managed. Financial risks chiefly relate to exchange rates, interest rates, possible customer default and raw material prices.

These risks could impair the earnings and financial position of the LANXESS Group. The various risk categories and risk management systems are outlined below.

Financial risks

Currency risk: Since the LANXESS Group undertakes transactions in a numerous currencies, it is exposed to the risk of fluctuations in the relative value of these currencies, particularly the value of the euro against the U.S. dollar.

Currency risks from potential declines in the value of financial instruments due to exchange rate fluctuations (transaction risks) arise mainly when receivables and payables are denominated in a currency other than the company's local currency.

Currency risks relating to operating activities are systematically monitored and analyzed. The level of hedging of such risks is regularly reviewed. In some cases forecasted transactions are also hedged. A substantial proportion of contractual and foreseeable currency risks are hedged using derivative financial instruments. Changes in the fair values of these instruments are recognized in the income statement or in the financial result. Changes in the fair values of cash flow hedges are recognized in stockholders' equity under other comprehensive income/loss. In 2005 stockholders' equity was impacted by changes in the fair value of cash flow hedges amounting to €11 million. This includes €2 million released from stockholders' equity and recognized as a loss in the accounting period following the realization of the underlying transaction. Hedging took place through forward rate agreements and currency options with positive fair values of €5 million (2004: €6 million) and negative fair values of €17 million (2004: €0 million) on December 31, 2005. The total notional value of these hedges was €579 million, including €434 million due within one year. Since the LANXESS Group concludes derivative contracts for a significant proportion of its currency risks, it believes that, in the short term, a significant rise or fall in the euro against other major currencies would not have any material impact on future cash flows. In the long run, however, these exchange rate fluctuations could have a negative effect on cash flows should the LANXESS Group not be in a position to absorb them, e.g. via the pricing of its products in the relevant local currencies.

Currency risks arising on financial transactions, including interest, are generally fully hedged. The main instruments used are forward rate agreements.

Securities held and other loans are mainly denominated in the currency used by the Group company making the investment to minimize the currency risk.

Many companies in the LANXESS Group are based outside the euro zone. Since the Group prepares its consolidated financial statements in euros, the annual financial statements of these subsidiaries are translated into euros for consolidation purposes. Changes in the average exchange rate of a currency from one period to the next can materially affect the translation of sales and earnings reported in this currency (translation risk). Unlike transaction risk, translation risk has no impact on Group cash flows in the local currency.

The LANXESS Group has material assets, liabilities and businesses outside the euro zone that report in local currencies. Their long-term currency risk is estimated and evaluated on a regular basis. In view of the risks involved in such cases, however, hedging transactions are only concluded if consideration is being given to withdrawing from a particular business and it is intended to repatriate the funds released by the withdrawal. The LANXESS Group does, however, reflect in stockholders' equity the effects of exchange rate fluctuations on the translation of net positions into euros.

Interest rate risk: Fluctuations in market interest rates can cause fluctuations in the overall return on a financial instrument. Interest rate risk mainly affects financial assets and financial liabilities.

Where financial assets and financial liabilities are exposed to interest rate risk due to variable interest rates, hedging via derivative financial instruments, such as interest rate swaps and cross-currency interest rate swaps, plays a prominent role.

Receivables from employees (see Note [23]) primarily comprise small loans to employees, generally at fixed interest rates close to the market rate. Such loans are exposed to an interest rate risk which, however, is not hedged since it was entered into for specific reasons. More than three quarters of employee loans are for terms exceeding five years.

Credit risk: This arises from the possibility that counterparties could default on their obligations to the LANXESS Group from transactions involving financial instruments. Since the LANXESS Group does not normally conclude master netting arrangements with counterparties, the total amounts of these assets represents the maximum exposure to credit risk.

Raw material price risk: The LANXESS Group is exposed to changes in the market prices of commodities used for its business operations (especially natural gas). It is possible that increases in the cost of procuring energy and raw materials can only be passed on to customers to a limited extent and therefore have a material impact on LANXESS's operating result. The financial management of price risks is designed to achieve a deliberate and controlled reduction in the volatility of cash flows and thus the volatility of the company's economic value by making systematic use of derivative financial instruments (strategic management). Changes in the fair values of commodity derivatives are recognized in the income statement in other operating income and expense. Where cash flow hedges qualify for hedge accounting, such changes are recognized in equity under other comprehensive income without impacting earnings until the hedged transaction is realized. In 2005, changes in the value of cash flow hedges increased stockholders' equity by €4 million. This total includes €6 million released from stockholders' equity and recognized in income in the accounting period following realization of the underlying transaction. Hedges comprised commodity futures with positive fair values of €10 million on December 31, 2005 (2004: €0 million) and negative fair values of €1 million (2004: €0 million). The total notional value of these hedges was €72 million, including €56 million due within one year.

Derivative financial instruments Derivatives with a fair value of €28 million are capitalized in the consolidated financial statements of the LANXESS Group for fiscal 2005 (2004: €23 million). Instruments with a negative fair value totaling €31 million (2004: €2 million) are recognized as liabilities. "Regular way" purchases and sales of financial assets are recorded at the settlement date in compliance with IAS 39.

Derivative financial instruments	Dec. 31, 2005		
€ million	Notional value	Positive fair values	Negative fair values
Forward rate agreements	1,266	3	(27)
Currency options	151	2	(3)
Commodity contracts	92	23	(1)
Total	**1,509**	**28**	**(31)**

€76 million of the commodity futures contracts totaling €92 million are due within one year. Forward rate agreements and currency options have a combined notional value of €1,417 million, €1,271 million of which is due within one year.
On June 21, 2005 LANXESS issued a Euro Benchmark Bond with a maturity of 7 years. The bond has a coupon of 4.125% and the nominal issue volume was €500 million. The carrying amount of the bond as of December 31, 2005 was €497 million and its fair value on this date was €504 million.

Determination of fair value:
The main methods and assumptions used to ascertain the fair value of financial instruments are outlined in the following:

Trade receivables and other receivables:
The fair value of receivables due within one year corresponds to their nominal value. That of all other receivables is determined by discounting them to present value where feasible.

In the case of liabilities to banks, the fair value is the nominal value.

Trade payables and other liabilities:
The fair value of liabilities due within one year corresponds to their nominal value. That of all other liabilities is determined by discounting them to present value where feasible.

The fair value of securities is determined from their market price on the closing date, without taking transaction costs into account.

The Euro Benchmark Bond is actively traded on a liquid market. Its fair value is the price determined and published by the stock market.

The fair value of loans is determined from discounted future interest and repayment installments.

The fair value of liabilities for lease payments is the present value of the net lease payments calculated using the market rate for comparable leasing agreements.

Most of the derivative financial instruments used by LANXESS are traded in an active, liquid market. The fair value of forward rate agreements is derived from their trading or listed price using the "forward method". Currency options are valued using the asset pricing model derived from Black & Scholes. The fair value of commodity futures is also derived from their trading or listed price using the "forward method". If no market price is available, the value is determined using recognized capital market pricing models.

The following interest rates were used in the determination of fair values:

	Dec. 31, 2004	Dec. 31, 2005
in %		
Euro Benchmark Bond	–	4
Leasing liabilities	5	5

[40] Notes to the cash flow statement

Net cash provided by operating activities The cash flow statements start from income before income taxes. The net operating cash flow of €624 million (2004: €311 million) takes account of changes in net current assets and other balance sheet items totaling €378 million (2004: minus €2 million) and depreciation and write-downs of €313 million (2004: €328 million). It also includes cash outflows for income taxes of €56 million, compared with €45 million in 2004.

Net cash used in investing activities Additions to property, plant and equipment and intangible assets in 2005 resulted in a cash outflow of €251 million (2004: €279 million). Sales of property, plant and equipment and other assets led to a cash inflow of €8 million (2004: €26 million) while the cash inflow from interest and dividend income was €10 million (2004: €6 million). The net cash outflow for investing activities was €241 million (2004: €39 million).

Net cash used in financing activities The net cash outflow for financing activities amounted to €319 million (2004: €214 million). The reduction in net borrowings resulted in a cash outflow of €241 million (2004: inflow of €166 million). Interest expense and other financial payments led to a further cash outflow of €76 million (2004: €48 million).

For further details of the exercise of conversion rights under the mandatory convertible bond by the bondholder, which had no impact on cash flows, and the resulting €211 million increase in stockholders' equity can be found in Note [25].

Cash and cash equivalents Cash and cash equivalents (cash, checks, bank balances) amounted to €136 million on December 31, 2005 (2004: €72 million). In accordance with IAS 7, this item also includes securities with original maturities of up to three months.

[41] Segment Reporting

Notes to the segment reporting In accordance with IAS 14, a breakdown of certain financial statement data is given by business segment and geographical region. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risks and returns in the Group. The aim is to provide users of the financial statements with meaningful information regarding the profitability and future prospects of the Group's activities.

On December 31, 2005 the LANXESS Group comprised the following reporting segments:

Segments	Operations
Performance Rubber	Special-purpose rubber and rubber chemicals for high-quality rubber products, e.g. for use in vehicles, construction and footwear
Engineering Plastics	Thermoplastics for high-tech applications in the automotive, household, leisure and electronics sectors.
Chemical Intermediates	Global supplier of commodity and fine chemicals as starting products and intermediates for pharmaceuticals, agrochemicals, specialty chemicals, and inorganic pigments for the coloring of concrete, emulsion paints and coatings.
Performance Chemicals	Material protection products, finishing agents for the leather, textile and paper industries, ion exchange resins for water treatment and plastics additives such as flame retardants and plasticizers.

The reporting regions are those into which LANXESS's activities are organized: EMEA (Europe excluding Germany, Middle East, Africa), Germany, Americas, and Asia-Pacific.

Segment assets principally comprise property, plant and equipment, intangible assets, inventories and trade receivables. Liquid assets and deferred tax assets, in particular, are excluded.

Segment liabilities basically consist of trade payables, other liabilities and provisions, while financial liabilities and deferred tax liabilities, in particular, are excluded.

Departing from the presentation in the 2004 Annual Report, corporate costs are no longer allocated among the business segments. As of fiscal 2005 they are instead reported collectively under a segment named "Corporate Center, Services, Non-Core Business, Reconciliation", facilitating a comparison of performance across LANXESS's operating segments. The figures already published for 2004 have been restated accordingly.

All depreciation, amortization and write-downs in fiscal 2005 were recognized directly in income.

In 2005 segment earnings were reduced by expenses totaling €71 million relating to antitrust proceedings. Of this amount, €43 million related to the Performance Rubber segment and €28 million to Performance Chemicals. €19 million / €13 million of the respective amounts had no cash impact in 2005.

Allocations to provisions in the Corporate Center, Services, Non-Core Business, Reconciliation segment included those for non-cash expenses totaling €144 million in connection with the Group-wide restructuring program. These expenses are allocated to this segment because the Group-wide restructuring program mainly comprises headcount adjustments at Group companies, especially in central functions. Thus the allocation of these expenses to the operating segments would not correctly reflect their origin.

The reconciliation eliminates intersegment items and reflects income, expenses, assets and liabilities not allocable to the segments. These include, in particular, the Corporate Sector, the service companies (including the interest in Bayer Industry Services GmbH & Co. OHG, which has an equity value of €22 million and gave rise to an equity-method loss of €35 million) and non-core businesses.

SEGMENT AND REGION DATA

Business segments	2004	2005	2004	2005	2004	2005
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
External sales	1,431	1,678	1,722	1,737	1,487	1,535
Intersegment sales	4	2	20	22	89	88
Segment/Group sales	1,435	1,680	1,742	1,759	1,576	1,623
Segment result/EBIT	50	108	12	10	89	129
Segment assets/total assets	1,075	1,033	850	775	954	840
Capital exenditures	76	75	45	45	89	59
Depreciation and amortization	61	63	40	33	91	66
Write-downs			(3)*	23	22**	16
Segment/Group liabilities	428	408	397	353	235	262
Employees (December 31)	3,163	3,119	3,652	3,479	3,819	3,353
Employees (average for the year)	3,081	3,079	3,655	3,507	3,939	3,551

* Includes €21 million in write-downs and €24 million in write-backs.
** Includes €27 million in write-downs and €5 million in write-backs.

Geographical regions	2004	2005	2004	2005	2004	2005
€ million	EMEA (excluding Germany)		Germany		Americas	
External sales by market	2,419	2,494	1,610	1,538	1,757	1,928
Segment assets/total assets	984	913	2,197	2,008	1,083	1,100
Capital expenditures	59	63	152	117	58	47
Employees (December 31)	3,717	3,290	10,098	9,410	3,920	3,694

Performance Chemicals 2004	Performance Chemicals 2005	Corporate Center, Services, Non-Core Business, Reconciliation 2004	Corporate Center, Services, Non-Core Business, Reconciliation 2005	LANXESS 2004	LANXESS 2005
1,910	1,977	223	223	6,773	7,150
20	23	(133)	(135)	0	0
1,930	2,000	90	88	6,773	7,150
9	118	(101)	(337)	59	28
1,083	1,065	615	628	4,577	4,341
57	61	12	11	279	251
75	66	22	18	289	246
20			28	39	67
624	461	1,528	1,601	3,212	3,085
5,140	4,743	3,885	3,588	19,659	18,282
5,011	4,824	4,356	3,632	20,042	18,593

Asia-Pacific 2004	Asia-Pacific 2005	LANXESS 2004	LANXESS 2005
987	1,190	6,773	7,150
313	320	4,577	4,341
10	24	279	251
1,924	1,888	19,659	18,282

(42) Subsequent events Following the conclusion of an agreement in December 2005 to sell the fibers business to the Japanese company Asahi Kasei Fibers, approval for the sale was granted by the antitrust authorities in January 2006 and the transaction took legal and economic effect on February 28, 2006.

The agreement concluded, also in December 2005, to sell the paper chemicals activities to the Kemira Group of Finland was approved by the antitrust authorities in February 2006 and the transaction is expected to be completed on March 31, 2006.

In January 2006 the LANXESS Group was forced to cut back production of butyl rubber at its site in Sarnia, Canada, due to prolonged absence of deliveries from a raw material supplier, and to declare force majeure. It was able to lift this declaration on March 13, 2006 following delivery of the raw materials required for production.

(43) Audit fees The LANXESS Group recognized audit fees of €6,121,000 as expenses in 2005. Of this amount, €3,408,000 relates to the auditing of financial statements, €665,000 to audit-related services and other audit work, and €2,048,000 to other services rendered to Group companies. The fees for financial statements auditing comprise all fees, including incidental expenses, paid or still to be paid with respect to the audit of the consolidated financial statements of the Group and the issuance of an opinion thereon, as well as for the audit of the legally prescribed financial statements of LANXESS AG and its subsidiaries. Fees paid to the auditor of the consolidated financial statements of the LANXESS Group comprised €3,551,000, of which €1,208,000 was for auditing the financial statements, €665,000 for audit-related services and other audit work, and €1,678,000 for other services rendered to Group companies.

(44) Declaration of Compliance pursuant to Article 161 Stock Corporation Act A Declaration of Compliance with the German Corporate Governance Code has been issued pursuant to Article 161 of the German Stock Corporation Act and made available to stockholders.

(45) Exemptions under Article 264 paragraph 3 German Commercial Code The following German subsidiaries made use of some of the disclosure exemptions granted in Article 264 paragraph 3 of the German Commercial Code:

Dorlastan Fibers GmbH, Dormagen
Erste LXS GmbH, Leverkusen
GVW Garnveredlungswerke GmbH, Goch
IAB Ionenaustauscher GmbH, Greppin
LANXESS Accounting GmbH, Leverkusen
LANXESS Buna GmbH, Marl
LANXESS Deutschland GmbH, Leverkusen
LANXESS Distribution GmbH, Cologne
LANXESS Europe GmbH, Leverkusen
Perlon-Monofil GmbH, Dormagen
PharmAgro GmbH, Cologne
RheinChemie Rheinau GmbH, Mannheim
Saltigo GmbH, Leverkusen
Suberit Kork GmbH, Mannheim
Zweite LXS GmbH, Leverkusen

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by the LANXESS Aktiengesellschaft, Leverkusen, comprising the income statement, balance sheet, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the management report in accordance with the IFRSs, as adopted by the E.U., and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the parent company's Management Board. Our responsibility is to express an opinion on the consolidated financial statements and the management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and in the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the company's Management Board, as well as evaluating the overall presentation of the consolidated financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs, as adopted by the E.U., the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these provisions. The management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Cologne, March 22, 2006

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(P. Albrecht)	(J. Sechser)
German Public Auditor	German Public Auditor

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49-214 30 33333
E-mail: ir@lanxess.com

Contact Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49-214 30 33333
E-mail: mediarelations@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49-214 30 33333
www.lanxess.com

Concept, text and design
Kirchhoff Consult AG, Hamburg,
Germany

Photography
Claudia Kempf, Wuppertal,
Germany

English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service

Printed by
Kunst- und Werbedruck, Bad Oeynhausen,
Germany

Financial calendar for 2006

May 18	Interim Report Q1 2006
May 31	Annual Stockholders' Meeting (Düsseldorf Fairground)
August 16	Interim Report Q2 2006
November 15	Interim Report Q3 2006



<< LANXESS HAS A PRESENCE THROUGHOUT THE WORLD.

Our employees at some 50 production sites and offices in all major regions are the key to offering our business partners the best possible service on the world's markets.



urope
22
23
44
41
42
36
33
39
35
40
47
37
30
43
38
31
27
28
32
34
45
46
29
25
24
26
6
Asia
61
62
64
63
60
59
58
53
54
56
55
57
4
48
49
50
51
52
Africa
5
Australia
66
65

	Site	Detail Map	Point
O	Orange, USA	2	4
P	Pittsburgh, USA	2	12
	Port Jérôme, France	1	27
	Porto Feliz, Brazil	3	20
	Puteaux, France	1	28
Q	Qingdao, China	6	62
R	Rustenburg, RSA	4	48
S	São Leopoldo, Brazil	3	18
	São Paulo, Brazil	3	19
	Sarnia, Canada	2	8
	Shanghai, China	6	59
	Singapore	6	57
T	Tarragona, Spain	1	25
	Thane, India	6	54
	Tokyo, Japan	6	64
	Toyohashi, Japan	6	63
	Trenton, USA	2	14
V	Vadodara, India	6	53
	Vilassar de Mar, Spain	1	26
W	Weifang, China	6	61
	Wellford, USA	2	6
	Wuxi, China	6	60
Z	Zárate, Argentina	3	16
	Zwijndrecht, Belgium	1	31

Example: Site Addyston, USA **Detail Map** 2 **Point** 5



2
North America
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
3
South America
16
17
18
19
20
21

A	Addyston, USA	2	5
	Antwerp, Belgium	1	30
B	Barcelona, Spain	1	24
	Baytown, USA	2	3
	Birmingham, USA	2	13
	Bitterfeld, Germany	1	47
	Branston, UK	1	22
	Brunsbuettel, Germany	1	44
	Buenos Aires, Argentina	3	17
	Bushy Park, USA	2	7
C	Camaçari, Brazil	3	21
	Castres, France	1	29
	Chardon, USA	2	9
	Cologne, Germany	1	37

D	Dormagen, Germany	1	35
E	Ede, Netherlands	1	33
F	Filago, Italy	1	45
	Fribourg, Switzerland	1	34
H	Hamm-Uentrop, Germany	1	36
	Homebush Bay, Australia	5	66
	Hong Kong, China	6	58
I	Imperial, USA	2	11
	Isando, RSA	4	49
	Isithebe, RSA	4	51
K	Krefeld-Uerdingen, Germany	1	41
	Kuerten, Germany	1	38

L	Langenfeld, Germany	1	39
	La Wantzenau, France	1	32
	Lerma, Mexico	2	[illegible]
	Leverkusen, Germany	1	40
M	Madurai, India	6	55
	Milan, Italy	1	46
	Mannheim, Germany	1	43
	Map Ta Phut, Thailand	6	[illegible]
	Marl, Germany	1	42
	Melbourne, Australia	5	65
	Merebank, RSA	4	52
	Mexico City, Mexico	2	[illegible]
	Montreal, Canada	2	15
N	Newcastle, RSA	4	[illegible]
	Newbury, UK	1	[illegible]
	New Martinsville, USA	2	[illegible]

PUBLISHER

LANXESS AG

51369 Leverkusen

Germany

Tel. +49 (0) 214 30 33333

www.lanxess.com

